

Paycor
Empowering Leaders™

2024 Annual Report

About Paycor

Paycor's human capital management (HCM) platform modernizes every aspect of people management, from recruiting, onboarding and payroll to career development and retention, but what really sets us apart is our focus on leaders. For more than 30 years we've been listening to and partnering with leaders, so we know what they need: a unified HR platform, easy integration with third party apps, powerful analytics, talent development tools, and configurable technology that supports specific industry needs. That's why more than 30,000 customers trust Paycor to help them solve problems and achieve their goals.



TALENT
Acquisition
PAYCOR SMART SOURCING
RECRUITING
TALENT
Management
TALENT DEVELOPMENT
CAREER MANAGEMENT
PATHS
GOALS & OKRs
LEARNING MANAGEMENT
BENEFITS
Administration
BENEFITS ADVISOR
OPEN ENROLLMENT
CARRIER INTEGRATION
WORKFORCE
Management
TIME
SCHEDULING
EMPLOYEE EXPERIENCE
Paycor
HCM Cor for
Leaders
Payroll • HR • Onboarding • ACA
COR Leadership Dashboard
Engage • Pulse • OnDemand Pay
Analytics & Reporting
Comp & Expense Management
Position Management
Pay Benchmarking
TALENT
BENEFITS
WORKFORCE

Award-winning Software and Culture



Brandon Hall Group
TECHNOLOGY EXCELLENCE AWARD
Brandon Hall Group
TECHNOLOGY EXCELLENCE AWARD
HR TECH AWARDS
HR TECH AWARDS
HR TECH AWARDS
HR TECH AWARDS
TITAN
2023
PLATINUM WINNER
USA TODAY
TOP WORK PLACES 2024
USA
TOP WORK PLACES 2024
COMPENSATION & BENEFITS
TOP WORK PLACES 2024
INNOVATION
TOP WORK PLACES 2024
LEADERSHIP
TOP WORK PLACES 2024
PURPOSE & VALUES
TOP WORK PLACES 2024
WORK-LIFE FLEXIBILITY
TrustRadius
Most Loved
2024
TrustRadius
Tech Cares
2024

Fiscal 2024 Highlights



2,900	associates
30,500	customers
2.7 million	employees on the platform
$655 million	revenue

- 19% revenue growth
- 98% net revenue retention
- 9% sales force growth
- 55% Top 50 Metros sales coverage
- 6% effective PEPM expansion

Annual Meeting

Paycor will hold its 2024 Annual Meeting of Stockholders virtually on Wednesday, October 23, 2024, at 10:00 am ET. Stockholders may attend, vote, and ask questions virtually during the meeting by logging in at www.virtualshareholdermeeting.com/PYCR2024 and providing the 16-digit control number included in their proxy card.

Stock Transfer Agent

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
718-921-8300

Forward-Looking Statements

This Annual Report contains forward-looking statements that are subject to a number of risks, uncertainties and assumptions, including those described in our 2024 Form 10-K, as well as in our other filings with the Securities and Exchange Commission.



Any HR professional who is struggling with their current HR system really needs to *do themselves a favor* and look at Paycor. The system really can do it all.

– Nichole Moore
*Vice President of HR,
Bank of Bird in Hand*

If people just knew how many hours I was spending on manual processes. Now I can *focus on other areas* of the business. Paycor has changed my life!

– Summer McCampbell
*Compliance Director,
Maverick Boys & Girls Club*

Paycor's Premium Support has *saved us time and improved efficiency*, ultimately saving our organization money by helping us use the system to its full potential.

– Jennifer Johnson
*Asst. Dir. of HR and Payroll,
Spring Arbor University*





Fellow Stockholders,

Our unique value proposition of empowering leaders to drive people and business performance continued to win in the market and helped drive strong revenue growth. In fiscal 2024, our team executed on our strategic growth initiatives, increasing the average number of employees on our platform by 9% and expanding the amount we earn per-employee-per-month (PEPM) by 6%, resulting in 19% revenue growth. We also delivered significant adjusted operating income and free cash flow margin expansion this fiscal year while strategically investing in our platform and customer experience.

Demand for our innovative HCM solution remains strong, as many employers are struggling with antiquated and incomplete tools. Top of funnel metrics, including leads and first-time sales appointments, increased significantly year-over-year and our win rates remained elevated. To capitalize on the greatest opportunities, we continued to concentrate our sales hiring and marketing investments in the 50 largest cities in America. Our sales team grew 9% this year to 600 sales professionals strong, nearly 70% larger than it was at the IPO three years ago. As a result, our sales coverage in the 50 largest U.S. cities improved from 36% in fiscal 2021 to 55%. Simultaneously, we increased the average tenure of our mid-market sellers this fiscal year by 20%, driving higher productivity. Benefit brokers remained a crucial component of our go-to-market strategy by helping identify employers who are dissatisfied with their legacy HCM products and influenced nearly half of our field bookings this fiscal year.

The investments we have made in our mid-market solution, client experience, and sales team in recent years have paid off. Since our IPO, the average size of our new mid-market customers increased by 30%, contributing to a remarkable 55% growth in our average deal size. These results demonstrate the positive impact of our strategic investments and our ability to attract and serve larger customers.

Complementing our direct go-to-market strategy, we continued to build momentum in the indirect channel we introduced earlier this fiscal year. Our embedded HCM solution efficiently extends our distribution while enabling our partners to enhance their revenue and retention by offering a modern HCM solution to their clients and prospects. This fiscal year, our embedded channel partners tripled and accounted for two points of our employee growth. We are the only HCM software provider of scale with an embedded mid-market offering and we have a growing pipeline of interested partners.

Driven by continued expansion of our award-winning HCM suite, PEPM growth has been fueled by a combination of cross-sales, pricing initiatives and higher bundle adoption. Our product investment centers on deepening our core functionality, further enriching our talent solution, and enhancing the connectivity of our platform. This year we released technology that empowers leaders, such as Pay Benchmarking, Paycor Paths, and Labor Forecasting, and increased the value of our suite by $8 to $53.

To deliver even more value, we empower customers to seamlessly connect their data and systems, enabling leaders to automate time-consuming, error-prone manual tasks. According to Finch, half of HR professionals leverage seven or more employment systems and most of these applications are not integrated, leading to errors and inefficiencies. Whether they need a rapid, pre-built integration or a customized solution, Paycor's extensive partner ecosystem and expanding API capabilities deliver the perfect fit.

As a human capital management company, we know first-hand how important leaders and culture are in driving employee engagement and business performance. We are extremely proud to be recognized as a Top Workplaces USA for the fourth consecutive year by Energage. Based solely on feedback from our associates, this prestigious award evaluates cultural factors that have been proven to predict high performance against industry benchmarks. We take great pride in creating a workplace environment that fosters excellence and empowers our team members to thrive.

As we plan for fiscal year 2025 and beyond, we reflected on progress against our strategy execution since going public. Since fiscal 2021, we delivered a revenue CAGR of 23%, adjusted operating income margins increased 350 basis points, and adjusted free cash flow margins expanded 800 basis points while delivering over 60% growth in our sales capacity and 50% increase in our HCM suite's value. I would like to thank the entire team for their hard work and support in delivering these impressive results. We have made tremendous progress and the opportunity before us is significant.

On our path to a billion in revenue, we remain confident in our ability to deliver attractive growth while accelerating margin expansion. We believe there is a long runway to drive durable growth given the size of our market opportunity and our success in displacing legacy solutions, which account for 75% of our bookings. Our go to market motion has strong momentum as we are staffed to deliver our fiscal 2025 targets and encouraged by the positive trajectory in sales tenure and retention.

While growth remains our top priority, we believe a more balanced approach to profitability and free cash flow generation will maximize shareholder value over the long-term. We believe we are at an inflection point in our journey to scale the company and deliver enhanced profitability. In fiscal years 2021-2023, our investment focus was on expanding our go-to-market efforts and accelerating product development while maintaining cash flow neutrality. With a substantial sales force, nationally recognized brand and advantaged product, our top priorities now are to drive sales efficiency and accelerate cash conversion. To this end, we set a new long-term adjusted free cash flow margin target of over 20%. While pursuing this goal, we will continue to invest in our strategic growth initiatives, namely adding employees through sales expansion and driving product innovation to increase our PEPM value. We hope you can join us for our inaugural Investor Day on November 21, 2024, where we plan to discuss our strategy to deliver durable growth while accelerating cash conversion in greater detail.



Raul Villar, Jr.
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the fiscal year ended June 30, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the transition period from _____ to _____

Commission file number 001-40640

PAYCOR HCM, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**83-1813909**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
4811 Montgomery Road **Cincinnati, OH**	**45212**
(Address of Principal Executive Offices)	*(Zip Code)*

(800) 381-0053

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PYCR	The NASDAQ Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None
_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of December 31, 2023, the last day of registrant's most recently completed second fiscal quarter, was $1.48 billion (based on the closing price for shares of the registrant's common stock as reported by the NASDAQ Global Select Market on that date).

As of August 21, 2024, the number of shares of the registrant's common stock outstanding was 178,822,115

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement on Schedule 14A to be prepared in connection with its 2024 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference in Part III of this Annual Report on Form 10-K. The registrant intends to file the definitive Proxy Statement with the Securities and Exchange Commission not later than 120 days following June 30, 2024.

Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, our objectives for future operations, and any statements of a general economic or industry specific nature, are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely," "outlook," "potential," "targets," "contemplates," or the negative or plural of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe, based on information currently available to our management, may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, related to our operations, financial results, financial condition, business, prospects, growth strategy, and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

- Our ability to manage our growth effectively.

- The resulting effects of unauthorized access to our customers' or their employees' personal data as a result of a breach of our or our vendors' securities measures, including by way of computer viruses, worms, phishing and ransomware attacks, malicious software programs, and other data security threats.

- Our dependency on third-party security measures.

- The expansion and retention of our direct sales force with qualified and productive persons and the related effects on the growth of our business.

- The impact on customer expansion and retention if implementation, user experience, customer service, or performance relating to our solutions is not satisfactory.

- The timing of payments made to employees and taxing authorities relative to the timing of when a customer's electronic funds transfers are settled to our account.

- Future acquisitions of other companies' businesses, technologies, or customer portfolios.

- The continued service of our key executives.

- Our ability to innovate and deliver high-quality, technologically advanced products and services.

- Risks specifically associated with our development and use of artificial intelligence ("AI") in our solutions.

- Our ability to attract and retain qualified personnel, including software developers and skilled IT, sales, marketing, and operation personnel.

- The proper operation of our software.

- Our relationships with third parties that provide financial and other functionality and other functionality integrated into our HCM platform.

- Damage, failure, or disruption of our Software-as-a-Service ("SaaS") delivery model, data centers, or our third-party providers' services.

- Our ability to protect our intellectual and proprietary rights.

- The use of open source software in our applications.

- The growth of the market for cloud-based human capital management and payroll software among small and medium-sized businesses ("SMBs").

- The competitiveness of our market generally.

- The extent to which negative macroeconomic conditions persist or worsen in the markets in which we or our customers operate.

- The impact of an economic downturn or recession in the United States ("U.S.") or global economy.

- Our customers' dependence on our solutions to comply with applicable laws.

- Our ability to comply with anti-corruption, anti-bribery and similar laws.

- Changes in laws, regulations, or requirements applicable to our software and services.

- The impact of privacy, data protection, tax and other laws and regulations.

- Our ability to maintain effective internal controls over financial reporting.

- The other risk factors set forth under Item 1A of Part I of our Annual Report on Form 10-K.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations and assumptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We undertake no obligation to publicly update any forward-looking statement after the date of this report, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or revised expectations, except as may be required by law.

Table of Contents

Part I

Item 1. Business

Paycor HCM, Inc., a Delaware corporation ("Paycor HCM"), was incorporated in August 2018 to serve as a holding company in connection with the acquisition of the Company (the "Apax Acquisition") by certain funds (the "Apax Funds") advised by Apax Partners LLP ("Apax Partners") in 2018. Paycor HCM completed an initial public offering ("IPO") of its common stock in July 2021. Paycor HCM, Inc. and its subsidiaries are referred to collectively as the "Company," "Paycor HCM," "we," "us," or "our," unless the context requires otherwise.

Mission

Paycor empowers leaders to develop winning teams.

Overview

We are a leading Software-as-a-Service ("SaaS") provider of human capital management ("HCM") solutions for small and medium-sized businesses. Our unified, cloud-based platform is built to empower people leaders by automating mission critical work, connecting their data and systems, and driving employee engagement. Our comprehensive suite of solutions enables organizations to streamline HCM and payroll workflows and achieve regulatory compliance while serving as the single, secure system of record for all employee data. Our highly flexible, scalable, and extensible platform offers award-winning ease-of-use with an intuitive user experience and deep third-party integrations, all augmented by industry-specific domain expertise. Over 30,000 customers across all 50 states trust us to help their leaders develop winning teams.

We have achieved several key milestones since the Apax Acquisition, including:

- Fiscal Year 2019: Acquired Ximble Scheduling Software.

- Fiscal Year 2020: Hired Raul Villar Jr. as CEO, launched Paycor Analytics and surpassed $300 million in annual revenue.

- Fiscal Year 2021: Launched GUIDE Elite implementation, released Pulse surveys tool, and completed the acquisition of 7Geese talent management software.

- Fiscal Year 2022: Consummated the IPO of Paycor HCM, Inc. and began trading publicly on the Nasdaq Global Select Market ("NASDAQ"), surpassed $400 million in annual revenue, released Expense Management providing people leaders with one location to easily review, reimburse, and report on employee expenses, and launched the Paycor Developer Portal making it simple for our customers to connect the power of their people data across their business through improved integrations.

- Fiscal Year 2023: Surpassed $500 million in annual revenue, entered into a 16-year partnership with the Cincinnati Bengals of the National Football League that grants the Company exclusive naming rights to Paycor Stadium (the "Naming Rights"), acquired Talenya Ltd., an artificial intelligence ("AI") driven solution for talent sourcing and recruiting employees, and acquired Verb, Inc., a modern behavioral science-based micro-learning solution.

- Fiscal Year 2024: Surpassed $600 million in annual revenue, unveiled an Embedded HCM Solution, introduced a generative AI Analytics Digital Assistant, announced Pay Benchmarking, providing market salary insights to enable competitive compensation strategies, created Labor Forecasting, empowering leaders to right-size their labor costs to their operations, and launched a new Compensation Management solution, enabling frontline leaders to streamline budgeting and pay cycles.

People management has evolved significantly over the last 30 years from an administrative, payroll-centric cost center to a highly strategic function focused on talent management and employee engagement. To be competitive in today's environment, organizations are increasingly reliant on this function as they seek to leverage people analytics to identify trends and track performance across their workforce. However, most existing HCM solutions lack the comprehensive functionality, ease-of-use, and integration capabilities required to facilitate effective people management. These limitations are particularly problematic for SMBs which often lack the technical, financial, and human resources of larger organizations.

Our unified, interoperable, cloud-based platform is purpose-built for leaders and configured by industry with the tools they need to optimize all aspects of people management. See "Our Solution and Key Strengths" section below, within Item 1. Business, for what we believe are the key strengths of our solution.

Our easy-to-use software incorporates intuitive analytics functionality, enabling organizations to automate and simplify mission-critical people management processes and enhance visibility into their business operations. Our platform is architected for extensibility and features an open application programming interface ("API") led interoperability engine that enables customers to easily connect their people data with third-party applications to create a seamlessly integrated digital ecosystem. Our products are supported by a differentiated implementation process and vibrant community of users, which together support customers in maximizing their use of our platform.

We market and sell our solutions through direct and indirect sales teams. We target small and medium-sized businesses with tens to thousands of employees. Our direct sales team leverages our strong demand generation engine and broker partnerships. Complementing our direct sales, our Embedded HCM Solution partnerships efficiently extend our distribution while providing a modern, holistic solution to customers.

We intend to grow our customer base by expanding our sales coverage, broker networks and Embedded HCM Solution partnerships in both new and existing markets, with a focus on the 50 most populous metropolitan statistical areas in the United States, which encompasses approximately two-thirds of the U.S. population and where we see substantial opportunity. We also intend to grow our customer base through our interoperability and go to market strategy. We market our products via a bundled pricing strategy where we charge customers on a per-employee-per-month ("PEPM") basis and have demonstrated growth through the expansion of our product bundles, namely our HCM Cor and Talent solutions. We intend to continue to expand our product suite and further cross-sell products into our existing customer base.

Industry Background

HCM is an evolving necessity for organizations, with several key trends that have shaped today's environment.

The Evolution of People Management

Over the last 30 years, the demands of people leaders and people management strategies have significantly evolved in response to shifting demographics, employee expectations, and technological capabilities. As a result, the importance of HCM has been elevated from a payroll-centric cost center to a highly strategic function focused on talent management and employee engagement as critical components of business competitiveness.

In the 1990s and early 2000s, HCM systems focused on moving paper-based human resources ("HR") processes to software-based processes. The initial benefit was the elimination of paper trails, but there was limited focus on modernizing the work. In the mid-to-late 2000s, the emergence of SaaS brought a focus on improving the old paper processes that had been converted to software. Numerous point solutions evolved to tackle each of the key HCM functions. This led to greater system fragmentation, an overcomplicated user experience, and increased costs. At the same time, the separation between work and life began to blur, driving an increased need for employee engagement tools. HCM became a strategic business function and the tools to support it are now mission critical for companies.

The novel coronavirus pandemic ("COVID-19 pandemic") further reinforced this strategic shift as the HR function proved vital to companies striving to maintain morale and productivity for both remote workforces and essential employees. Following on the heels of the pandemic, the "Great Resignation" forced companies to evolve their people management practice yet again, creating a need for employee engagement in every industry, including blue-collar fields. These evolving demands have accelerated the trend of modern HCM technology replacing manual processes and outdated systems with strategic platforms that surface business insights, enabling leaders to make data-driven decisions.

To address this lack of engagement, many HCM solution providers targeted their product development efforts at enhancing the employee experience. However, those solutions were often surface-level employee portals, similar to social media platforms, designed to drive engagement. Companies quickly found that their employees were not looking for another social platform, especially one provided by their employer. Other unsuccessful attempts to drive engagement included adding gamification attributes to influence behavior, such as encouraging employees to complete compliance training. These product features failed to address the top factor that impacts employee engagement, an employee's leader.

One of the top drivers of employment engagement is an employee's direct manager. Employers have long known employee engagement leads to higher productivity and decreased risk of attrition. A 2023 study conducted by Gallup revealed that only 33% of employees in the U.S. are engaged by their work, and a Gartner study showed employee engagement to be the need least met by existing HCM solutions. We believe the next evolution of HCM software will empower leaders with tools to more effectively identify and coach employees to evolve them into leaders, optimize their career development and deepen their engagement to drive business results.

Complex Regulatory Environment

The ever-evolving regulatory landscape continues to place a burden on small businesses. Businesses are forced to navigate thousands of new and continually evolving federal, state and local tax codes and industry-specific labor laws. As a result, demand has increased for HCM platforms that enable them to maintain a robust compliance framework and abstract the complexity of regulatory changes, such as responding to special employee leave provisions.

Growing Importance of People Analytics

In recent years, businesses have begun to appreciate the value they could derive from stronger data analytics capabilities. SMB leaders are increasingly willing to invest in data-driven decision-making tools to enhance their business performance. An International Data Corporation survey found that analyzing data and employee engagement had the highest level of third-party investment. In addition, a survey by Gartner showed that 64% of participants ranked improvement of reporting quality and people analytics as their main HR objective when evaluating HCM solutions. SMBs have a particular need for all-in-one solutions considering their unique capacity constraints, such as single person HR departments and limited in-house legal and information technology ("IT") support.

Unique Needs of SMBs

SMBs prefer solutions that have the following key characteristics:

- ***Ease of Implementation***. The ability to get mission critical solutions up and running seamlessly and successfully without overburdening company resources.

- ***Ease of Use***. Intuitive design and simple workflows for leaders and their teams.

- ***Full Suite of Solutions***. Fully integrated platform to serve as a single system of record for all HCM functions with built-in critical capabilities such as compliance, mobility, analytics, and security.

- ***Highly Scalable Cloud-based Platform***. Flexible solutions built to meet the needs of organizations as they grow in size and complexity.

- ***Industry-specific Focus***. Product, customer experience, and community tailored to unique industry needs.

- ***Interoperability.*** The ability to connect the power of people data across an entire business through public APIs, events, and notifications.

Limitations of Existing Solutions

The vast majority of SMBs still rely on legacy solutions to fulfill their HCM technology requirements. These product offerings are typically provided by national and regional payroll service bureaus or in-house solutions built on top of generic enterprise resource planning ("ERP") systems. In addition to these legacy solutions, advancements in cloud technology have led to the emergence of other competing SaaS-based HCM offerings. Both legacy and other competing SaaS offerings possess significant limitations in addressing the full HCM needs of SMBs. These limitations include:

- ***Incomplete HCM Solutions Lacking in Product Breadth and Depth.*** Many existing HCM platforms offer incomplete product suites that deliver only a portion of the capabilities required by SMBs or offer *'full suites'* comprised of products with limited functionality, capable of addressing only the most basic use cases. Often these solutions rely on archaic technologies, such as batch payroll processing engines, and lack robust compliance and security features. Users of these incomplete platforms are often forced to use multiple products from multiple vendors or continue to manage processes manually outside of their HCM solution.

- ***Lack a Unified Approach.*** Many existing HCM *'suites'* are comprised of a patchwork of stand-alone applications with limited integration. This lack of unification inhibits the real-time synchronization of data across multiple

HCM applications and makes it difficult for SMBs to maintain a single, uniform system of record for employee data. As a result, SMBs are forced to rely on manual, redundant, and error-prone processes to manage and track employee data, which can often lead to untimely payroll, poor employee engagement, and significant compliance issues, such as incomplete reporting and inadequate data security.

- *Difficult to Integrate with Third-Party Systems.* Most existing HCM solutions are built on inflexible, closed technology architectures, and are not designed to communicate with external applications. These rigid systems make it difficult for SMBs to integrate HCM tools with other key systems of record, such as ERP and point of sale applications and often require significant manual work to extract and port data to execute routine functions. This inhibits organizations' ability to establish flexible digital ecosystems capable of addressing the evolving needs of a growing business.

- *Lack Robust Analytics Capabilities.* Many existing SMB solutions lack tools which are both sophisticated and easy-to-use to access, aggregate, analyze, and act on employee data in real-time. As a result, SMBs are unable to efficiently derive actionable workforce insights and make critical, informed decisions to improve the way they hire, manage, and develop people, such as uncovering turnover trends based on demographics, location, and tenure.

- *'One Size Fits All' Approach.* Certain industry verticals have unique people management requirements, such as job costing for manufacturing companies and blended overtime calculations for healthcare employees who work shifts at different pay rates. However, most existing HCM solutions provide generic out-of-the-box functionality and limited configurability, with professional service teams that often lack vertical expertise. As a result, SMBs struggle to address evolving industry-specific people management needs and reporting requirements with existing HCM solutions.

- *Difficult to Use.* Many existing solutions have arcane, inflexible user interfaces that lack the intuitive, consumer-like feel of modern SaaS applications. These solutions are often difficult for both employees and leaders to use effectively without significant training. Additionally, many existing HCM suites typically lack consistent functionality and user experience across different devices, and typically require multiple logins to traverse between applications. As a result, people leaders are often forced to revert to time-consuming manual processes to execute simple HR tasks and assist with tedious employee troubleshooting.

- *Not Designed for People Leaders.* Many existing HCM solutions were built with engagement functionality specifically designed for employees, not people leaders who have the most influence over employee engagement. These solutions often lack the end-to-end functionality and powerful analytics required by people leaders for effective people management. As a result, people leaders are incapable of fully leveraging their HCM solution to hire and retain the right talent, optimize routine functions, and transform people management into a strategic driver of business performance.

Our Solution and Key Strengths


TALENT
Acquisition
PAYCOR SMART SOURCING
RECRUITING
TALENT
EMPLOYEE EXPERIENCE
Paycor
HCM Cor for
Leaders
Payroll • HR • Onboarding • ACA
COR Leadership Dashboard
Engage • Pulse • OnDemand Pay
Analytics & Reporting
Comp & Expense Management
Position Management
Pay Benchmarking
WORKFORCE
Management
TIME
SCHEDULING
WORKFORCE
TALENT
Management
TALENT DEVELOPMENT
CAREER MANAGEMENT
PATHS
GOALS & OKRs
LEARNING MANAGEMENT
BENEFITS
Administration
BENEFITS ADVISOR
OPEN ENROLLMENT
CARRIER INTEGRATION
BENEFITS

We offer a unified, cloud-based platform that is purpose-built to address the comprehensive people management needs of SMB leaders. Our intuitive, easy-to-use solution enables SMBs to easily automate and simplify the most mission-critical people management processes and enhance visibility into organizations' human capital to drive employee engagement and data-driven decisions. The key strengths of our platform include:

- ***Comprehensive Suite of HCM Solutions Architected to Meet the Full Range of an SMB's Needs.*** Our comprehensive HCM suite delivers industry-leading functionality. This empowers leaders to achieve strategic goals through differentiated people management. The key components of our HCM solutions include:
    - ***HCM Cor, including HR and Payroll****.* A comprehensive suite of HCM tools spanning HR, onboarding, benefits administration, payroll, regulatory compliance, tax payments and business tax credits, compensation management, employee surveys, expense management, reporting and analytics. Our powerful calculation engine enables real-time changes to drive fast and accurate payroll processing. Robust workflows and approval capabilities assist leaders with expediting and automating their most common tasks, with data &

security solutions that protect information and guard against malicious intent. The Paycor Wallet gives employees the flexibility to access earned wages and pay card information through a fully digital wallet.

- *Talent Acquisition.* Innovative set of tools designed to streamline and optimize the entire hiring process, from sourcing and attracting candidates to managing the recruiting process. This all-in-one solution empowers HR teams to efficiently manage talent acquisition, improve time-to-hire, and make data-driven decisions to build a high-performing workforce by passively sourcing potential candidates and posting to high-traffic job seeker websites and marketplaces.

- *Talent Management.* A robust suite focused on the development and retention of employees within an organization. It features advanced performance management tools that facilitate the setting and tracking of goals, including Objectives and Key Results (OKRs), to ensure alignment between individual performance and the company's strategic objectives. These tools enable managers and employees to engage in meaningful one-on-one discussions, fostering a culture of continuous feedback and professional development. The bundle also offers comprehensive career path resources, allowing leaders to work closely with their team members to map out potential career trajectories within the organization. This proactive approach to career development helps employees visualize their future with the company and understand the necessary steps to achieve their career aspirations. By prioritizing goal alignment and clear career progression, Paycor's Talent Management bundle helps organizations to motivate their workforce, enhance employee engagement, and drive long-term business growth.

- *Benefits Administration*. Advanced decision support to help leaders streamline and optimize their company's benefits administration and spend with superior carrier connectivity and the ability to set-up complex plans.

- *Workforce Management*. Flexible time entry, overtime calculations, labor forecasting and scheduling capabilities with real-time payroll synchronization allowing leaders to manage costs and increase productivity.

- Our platform is designed and built with the following differentiation, unique to our industries and people leaders

  - *Uniquely Unified Platform Enabling Seamless Customer Experience.* Our platform leverages a modern cloud architecture and robust API-led interoperability engine. We deliver a unified user and data experience that serves as the single source of truth for our customers' employee data. Our platform allows for seamless access to people data across applications and the visibility to extract meaningful business insights from employee information in real-time. This unified data architecture automates error-prone manual processes, empowering leaders to shift their focus to strategic initiatives that drive long term business value.

  - *Open, Cloud-based Architecture Enables Differentiated Platform Extensibility.* Our SaaS platform is flexible, scalable, and extensible, allowing us to continuously expand the breadth and depth of our product suite without compromising the unified user experience for both employers and employees. Our single instance, multi-tenant deployment enables us to deliver frequent, silent updates to maintain a consistent user experience on the latest version of our software. The extensibility of our platform allows for easy integrations to various technologies both within and outside of the HCM ecosystem, such as connections to benefits platforms to support our broker partnerships and integrations to industry-specific ERP systems. Our Developer Portal provides customers with self-service documentation, testing, and read/write/update access to their data using our robust set of APIs.

  - *Industry-specific Functionality and Expertise.* We provide SMBs with a combination of industry-specific product configurations, pre-built integrations with sought-after third-party solutions, and served by professionals with industry-specific training. Our HCM platform is configurable and flexibly designed to address a broad cross-section of vertical-specific use cases. Our solutions are supported by a proprietary implementation program and vibrant community of users, which together ensure customers can take full advantage of our industry-specific functionality.

  - *Powerful Analytics & Insights.* We enable real-time visibility into an organization's people data through a comprehensive set of out-of-the-box analytics capabilities. Our powerful analytics allow SMBs to cost-effectively transform data into trends and predictions to benchmark, understand, and easily report on their workforce. With predictive analytics and robust benchmarking tools, our platform enables SMBs to make strategic, data-driven decisions to improve recruiting, labor cost management, employee performance, diversity and inclusion, and employee retention.

  - *Designed for People Leaders.* Effective business leadership is critical to maximizing employee engagement and successful business performance. Our platform is purpose-built to provide people leaders with the tools they need to optimize every aspect of people management. With our end-to-end HCM functionality and deep analytics capabilities, people leaders can streamline people management functions, surface actionable insights, facilitate successful hiring, meaningfully engage their employees, and focus people management on strategic initiatives that drive business value. Our COR Leadership Framework empowers organizations to transform frontline managers into effective leaders through focused coaching for employees, optimizing performance and retaining top talent.

Our Market Opportunity

We estimate our current annual recurring market opportunity is $40 billion in the U.S. and we expect the opportunity to grow as the number of SMBs increase and we continue to expand our product portfolio. To estimate our market opportunity, we identified the number of companies in the U.S. with an employee count between 10 and 1,000. Based on the most recent available data from the U.S. Census Bureau and the U.S. Bureau of Labor Statistics, there were approximately 1.3 million businesses with between 10 to 1,000 employees, totaling approximately 62.3 million employees within our target demographic. We then applied our $53 total list PEPM rate as of June 30, 2024 for our full suite of products to derive our current total addressable market opportunity of $40 billion.

Growth Strategy

We intend to capitalize on our market opportunity with the following key growth strategies:

- *Expand Sales Coverage.* We believe there is substantial opportunity to continue to broaden our customer base. As of June 30, 2024, we had over 30,000 customers, which represented a small percentage of the U.S. market for HCM and payroll solutions. Since our IPO, we have focused our sales expansion in the 50 most populous metropolitan areas in the United States. This fiscal year we increased our sales coverage in the 50 largest United States cities from 52% to 55%. We believe that our go-to-market strategy positions us well to scale our business efficiently and effectively into these markets.

- *Accelerate Broker Channel Partnerships.* Benefits brokers are trusted advisors to SMBs and are influential in the HCM selection process. We will continue to work with our existing broker partners and intend to expand our broker network through regional and national partnerships to drive customer acquisition.

- *Accelerate Embedded HCM Solution Partnerships.* We enable partners to embed our HCM solution within their platform for a seamless client experience. Leveraging our industry-leading interoperability engine enables us to expand our go to market distribution beyond our existing sales footprint.

- *Expand Industry-specific Functionality and Leadership.* SMBs in certain industries require unique functionality for their people management needs. We designed our platform to be easily configurable for industry-specific applications in key verticals such as manufacturing, healthcare, restaurants, and professional services. We will continue to expand our solutions and expertise in both existing and new key industries.

- *Expand Product Penetration within Existing Customer Base.* Our PEPM is increasing as we continue to expand our HCM suite. Our customers typically start with our HCM Cor HR and Payroll solution, eventually expanding their usage of our platform over time. Because our product offerings have expanded significantly over the last few years, we have a significant opportunity to further penetrate our existing customer base.

- *Continue to Innovate and Add New Solutions.* Given our customer centric approach, we collaborate with our clients in the future development of our product offerings. We have a robust product roadmap that is focused on enhancing our ability to address the unmet needs of our customers and prospective customers. We intend to continue to invest significantly in research and development, particularly regarding the functionality of our platform, to sustain and advance our product leadership.

- *Pursue Strategic Mergers and Acquisitions ("M&A").* We have successfully acquired and integrated several businesses that complement and enhance our software and technology capabilities. In October 2022, we acquired Talenya Ltd., an artificial intelligence-driven solution for talent sourcing. In May 2023, we acquired Verb, Inc., a modern behavioral science-based micro-learning solution. We plan to continue to take a disciplined approach to identifying and evaluating potential acquisitions, ensuring we pursue strategies that expand the depth of our product portfolio and drive revenue growth through cross-sale opportunities. Our focused M&A strategy will help us to continue to drive growth and expand our market footprint and product leadership.

Our Products

Our comprehensive portfolio of SaaS-based people management products includes:

HCM Cor including Payroll Suite and Employee Experience

- *Onboarding*: Enables customers to digitize the onboarding process by helping them to automate the collection of necessary new employee data, complete compliance forms, set-up direct deposit, acknowledge company documents, and engage their new hires with necessary content such as training videos. Additionally, employees can complete the Work Opportunity Tax Credit ("WOTC") information, and use electronic signatures to complete the onboarding process.

- *HR*: Includes functionality allowing leaders to set-up and manage the organizational structure such as company departments and locations; employee lifecycle actions such as promotions, transfers, and terminations; create a dynamic and digital company organizational chart; workflows and approvals; immunization tracking; and document storage. Additionally, our extended workforce capabilities streamline the management of independent contractors, seasonal workers, and volunteers, providing a comprehensive solution for the modern, diverse workforce.

- *Payroll*: Fully-featured payroll and tax compliance engine with federal, state, and local tax support. Enables users to manage the entire payroll process including set-up, payroll processing, reporting, direct deposit, check print, pay cards, and on-demand pay access. Provides payroll administrators with flexibility to make updates on the fly to current and future payroll cycles and see the results in real time. The solution is accompanied by services to assist leaders with filing compliance forms with multiple levels of government to fulfill company obligations.

- *Expense Management*: A unified expense management system allows employees to create and manage expense reports, leaders to review and approve, and employees to get reimbursed quickly and efficiently.

- *Recognition*: Enables employees to engage with their peers by recognizing great work and giving them a public "shout out" for their achievements. Recognition is tied to a company's core values so employees understand how their work drives the company mission.

- *Time Off Manager*: Enables customers to manage time off administration with functionality for key users. Administrators can set-up and monitor accrual and usage policies while empowering employees to request time off and view current and forecasted future balances directly from the web or mobile app. Managers can approve time off via the web or mobile app or can optionally have the system automatically approve or decline requests based on an analysis of coverage, balance, blacked out dates and more. Managers can see a holistic view of their team via a time off dashboard and calendar view, optionally syncing approved events automatically to their personal Microsoft Outlook 365 and Google calendars.

- *Mobile*: Native iOS and Android app designed for employees and leaders to have access to the HCM system from their preferred mobile device. Includes the ability for leaders and employees to process workflow approvals, manage time and attendance, view paystubs, manage benefits, provide peer recognition, access company learning, access company news, view the employee directory, and view employee documents.

- *ACA*: Reporting and filing tool to review customer compliance with the Affordable Care Act ("ACA") to help leaders understand workforce compliance, comply with measurement periods, and both generate and file necessary forms.

- *Reporting*: Provides customers with a robust library of standard reports for their most common needs including federal and state compliance, employee rosters, and payroll reporting, such as pre and post journals. Additionally, the reporting engine gives customers the ability to do ad hoc reporting by enabling leaders to query their people data and design reports to suit their own needs.

- *Compensation Management:* Facilitates compensation strategy to reduce turnover and reward the right talent by automating compensation events in one system, taking the complexity out of planning. The tool enables leaders to create salary plans and associated budgets, distribute salary worksheets to managers for planning and what-if scenarios within defined budgets, view calculations and compensation metrics (such as compa-ratios), roll up plans for executive approval, and create new pay records upon completion – all fully integrated with performance management. With Pay Benchmarking, Paycor also provides a data-driven tool that equips businesses with comprehensive salary data for millions of jobs, enabling them to make informed decisions on competitive compensation and monitor pay equity within their workforce.

- *Analytics*: Provides real-time data insights to help leaders make critical business decisions. It provides a broad set of templates including retention, compensation, diversity, benchmarking capabilities, predictive insights, and comparison tools. Leaders can run what-if analyses, create easily accessible, personalized dashboards of key business metrics, and create presentations on their people data. AI is embedded within Paycor Analytics where leaders can ask questions and get answers with visualizations.

- *Employee Surveys*: Pulse, our employee survey tool, gives leaders an accurate way to gather and convert employee feedback into insights for actionable plans. Designed to help leaders regularly gauge what employees are thinking and feeling in real time, the tool facilitates both light-weight pulse surveys and in-depth engagement surveys through a combination of quantitative and qualitative questions. Results are put through the natural language processing and sentiment analysis engines that use the power of AI to quickly categorize unstructured feedback by theme and positive/negative sentiment, so leaders do not have to spend precious time manually parsing results.

- *Wallet*: The Paycor Wallet provides employees financial wellness tools, offers employees early wage access up to 50% of their earned wages, and includes the Paycor Visa ® Payroll Card to allow employees to manage bill payments or to send money to other users, giving leaders more flexible pay options for their employees.

- *Developer Portal*: Our innovative Developer Portal makes it even easier for clients and partners to seamlessly integrate and sync data between HR and third-party systems. Leveraging powerful APIs, Paycor's modern, extensible platform enables rapid development and partner integrations.

- *COR Leadership Framework and Dashboard*: Our COR Leadership Framework empowers organizations to transform frontline managers into effective leaders by teaching them how to effectively coach for employees, optimize performance and retain top talent. The COR Leadership Dashboard surfaces real-time insights on relevant employee data trends and uses direct employee feedback to evaluate and improve leadership effectiveness.

Workforce Management

- *Time and Labor Management*: Delivers a unified system of record with HR and Payroll. Facilitates time punching, timecard entry, timecard submittal, and timecard approval. Managers can proactively monitor hours and overtime via dashboards, providing leaders the visibility needed to control labor costs. Employees can interact with the software via the web, their phone, or a timeclock device. The software is designed to handle the various overtime, scheduling, and break rules required across the jurisdictions where employees work.

- *Scheduling*: Enables leaders to plan and optimize schedules to daily or weekly budgets and easily create schedules based on templates. Employees can set their own availability, see when they are scheduled to work, and swap shifts with other employees, facilitated by built-in chat capabilities.

- *Labor Forecasting:* Empowers businesses to optimize staffing levels by forecasting labor needs based on key demand drivers, such as revenue, sales volume, or customer traffic. This enables organizations to efficiently allocate resources, improve customer service, and minimize labor costs by ensuring the right number of employees are scheduled at the right times.

Benefits Administration

- *Benefits*: Benefits Advisor is a rules-based platform that simplifies benefit administration tasks while empowering employees to make smart, cost-effective decisions. The tool provides benefit administration capabilities for plan set-up and management, open enrollment with built in decision support for employees, life event-based enrollment for employees, and carrier connectivity to seamlessly pass enrollment information to benefit carriers. Within Benefits Advisor the Open Enrollment Wizard enables clients to streamline the open enrollment process and manage tasks more effectively.

Talent Acquisition

- *Recruiting*: Helps customers quickly and efficiently attract, find and hire talent into their organization. Recruiting allows leaders to communicate with candidates, schedule interviews, extend offers, and seamlessly begin the employee onboarding experience. Recruiters can engage candidates through integrations with popular job boards, a gamified referral process, a fully branded careers site, and AI-powered job descriptions that help leaders reduce time to hire and attract top talent.

- *Paycor Smart Sourcing:* Paycor Smart Sourcing is cutting-edge AI-driven recruiting software that automatically sources quality talent faster and at a significantly lower cost. Paycor Smart Sourcing allows customers to reduce time to fill critical roles by sourcing both candidates that are actively looking to change jobs and passive

candidates that are not actively seeking a new role. Additionally, Paycor Smart Sourcing helps companies execute against their diversity, equity and inclusion ("DE&I") strategy by placing an emphasis on diverse candidates that are often overlooked by traditional recruiting systems.

Talent Management

- ***Talent Development, Performance Management and Goal Setting***: Enables leaders to improve the quality of work by facilitating meaningful conversation and coaching that allow employees to feel heard, helping them better understand what they need to do to succeed. Customers can build customizable reviews for both the ongoing review process and the annual process, enable peer-to-peer feedback, and keep parties up-to-date with event and approver notifications and workflows. Sentiment analysis powered by AI helps monitor the tone for positive, neutral, or negative sentiment as managers share feedback. Additionally, specific, measurable, achievable, relevant and time-bound goals and objectives and key results can be created, tracked, and managed throughout the year, enabling regular manager-employee one-on-one check-ins to ensure goal alignment, progress, and completion.
- ***Learning Management***: Combines virtual, classroom, mobile, and social capabilities on one platform, so employees can learn at their own pace – whether in a curated course or in a self-paced, on-demand environment. It includes a robust delivered content library, a course builder for customers to create their own content and learning assessments, quizzes to ensure learner proficiency, and real-time course-completion data for leaders.
- ***Paycor Paths:*** Helps organizations inspire positive and sustainable behavior change within their frontline leaders through a series of personalized micro-learning development journeys. Paths enables customers to deliver personalized and effective employee learning at scale.
- ***Career Management:*** Empowers organizations to create clear career paths, facilitate internal mobility, and identify potential talent risks. By aligning employee aspirations with organizational goals, it fosters employee engagement, reduces turnover, and strengthens the overall talent pipeline.

Our Technology


Unified omnichannel experience
Mobile-led functionality
Easy-to-use browser interface
Powerful insights engine
HCM application tier
Advanced data storage
snowflake
Hybrid cloud storage
aws
Azure
Fully Redundant
99.9% Uptime
Interoperability Engine
API Layer
Robust security framework
End-to-End Encryption
Nacha
AICPA SOC
Privacy Shield Certified

Our technology is based on a multi-tenant SaaS framework and utilizes automated build-and-deploy processes to release updates to customers. This gives us an advantage over many disparate traditional systems, which are less flexible and require longer and costly development and upgrade cycles. Our technology is powered by a hybrid cloud configuration leveraging geographically dispersed co-located data centers, as well as Cloud-hosted services from Microsoft Azure and Amazon Web Services. Our platform is designed to be flexible, scalable, and highly configurable and is built on a layer of cloud-based micro services, which supports the platform's ability to easily integrate with other technologies in our customers' digital ecosystems. In addition, customer data is stored in a modern database layer and accessed through a unified reporting system.

The platform is designed with security as a top consideration and employs a defense-in-depth strategy through administrative, physical, and technical safeguards to ensure the protection, confidentiality, and integrity of our customers' data. The Company is NACHA certified, a voluntary accreditation program from the National Automated Clearing House Association which governs the nation's automated clearing house ("ACH") network and payment system. We also routinely complete SOC 1 and SOC 2 examinations. Service Organization Controls ("SOC") are standards established by the American Institute of Certified Public Accountants for reporting on internal control environments implemented within an organization. We continuously monitor our network and endpoint-based security threats along with antivirus software to guard against trojans, worms, viruses, and other malware.

Our Customers

As of June 30, 2024, we served approximately 49,400 clients from over 30,000 parent customers. We target small and medium-sized businesses with tens to thousands of employees and currently have more than 2,673,000 active employees on our platform.

Sales and Marketing

We sell our solutions through direct and indirect sales teams. Our direct sales team is comprised of field sales, insides sales and client sales, organized by customer size and, geography. Our field sales team focuses on generating new sales to prospects with more than 50 employees, while our inside sales team drives new sales to organizations with less than 50 employees. Our client sales team cross-sells additional bundles to existing customers. Our sales professionals are trained to take a consultative approach to uncover the specific challenges and industry-specific nuances faced by customers and ensure the right solutions are provided. We believe there is an attractive opportunity to continue to grow our sales team in the 50 most populous metropolitan areas, where we see substantial opportunity. We also leverage indirect sales teams through our Embedded HCM Solution partnerships.

A core component of our sales and marketing strategy is developing and maintaining partnerships with key centers of influence ("COIs"), which include benefits brokers, financial advisors, financial institutions, and HR consultants. These partnerships enhance our sales motion by generating high quality referrals and providing credibility to our product offerings.

We generate customer leads, accelerate sales opportunities, and build brand awareness through our direct marketing programs and robust network of COIs. We believe that our sales success is attributable to our differentiated unified platform, our ability to generate high customer return on investment, and our reputation for superior customer service. Our principal marketing efforts consist of paid, owned, and earned marketing strategies, including robust organic search engine optimization, paid digital media, account based marketing, channel and embedded partner marketing, and live and virtual events. Additionally, our HR Center of Excellence is an award-winning resource hub that provides existing and prospective customers with white papers, webinars, and industry research to help organizations optimize human capital management.

As of June 30, 2024, our sales and marketing organization included approximately 600 sales professionals.

Research and Development

We invest significantly in research and development to continuously introduce new applications, technologies, features, and functionality. We are organized in small product-centric teams that utilize an agile development methodology. We focus our efforts on developing new applications and core technologies as well as further enhancing the usability, functionality, reliability, performance, connectivity and flexibility of existing applications.

We expensed research and development costs through our consolidated statements of operations of $61.4 million and $54.3 million for the fiscal years ended June 30, 2024 and 2023, respectively. Additionally, we capitalized research and development costs associated with internally developed software on our consolidated balance sheets of $48.3 million and $40.0 million for the fiscal years ended June 30, 2024 and 2023, respectively. Our research and development personnel are principally located in the U.S., operating virtually. We seek to hire highly experienced personnel wherever they are physically located.

Our Service Model

GUIDE Implementation Model

- GUIDE is our differentiated implementation methodology, where we work to Gather, Understand, Import, Deliver, and Evaluate ("GUIDE"), ensuring a successful and seamless transition to our products.

- GUIDE Elite is a service that offers our larger prospective customers and all broker-referred clients a project manager who serves as the single point of contact and go-to implementation expert throughout the process. With GUIDE Elite, customers are offered extended implementation support of between six weeks to six months following product activation with a focus on training, utilization, and adoption to maximize the value of our technology and expertise.

Personalized Support Model

- Our personalized support model is based on matching customers with the specialist that has the skill set needed to answer their inquiry. Our customer experience team is based in the United States and delivers a responsive, consultative customer service experience. We have invested to enhance our client service, now providing omni-channel support spanning our self-service support center, live chat with a Customer Advocate, enhanced knowledge base with industry-specific knowledge and customer trainings, and online case management in addition to our traditional customer support phone line. Our larger customers are assigned a dedicated Customer Success Manager who is focused on driving the value of existing solutions, conducting Executive Business Reviews for strategic planning, and serving as a trusted advisor.

Seasonality

Our revenues are seasonal in nature. Recurring revenues include revenues relating to the annual processing of payroll forms, such as Form W-2, Form 1099, and Form 1095 and revenues from processing unscheduled payroll runs (such as bonuses) for our clients. Because payroll forms are typically processed in the third quarter of our fiscal year, third quarter revenue and margins are generally higher than in subsequent quarters. These seasonal fluctuations in revenues can also have an impact on gross profits. Historical results impacted by these seasonal trends should not be considered a reliable indicator of our future results of operations.

Intellectual Property

Our success is dependent, in part, on our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of laws and intellectual property rights, including trade secrets, copyrights, and trademarks, as well as contractual protections to establish and protect our intellectual property rights. We require our associates and other employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation, and other proprietary information. In addition, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality and frequent enhancements to our applications are also essential to establishing and maintaining our technology leadership position in our industry.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to misappropriate our rights or to copy or obtain and use our proprietary technology to develop applications with the same functionality as our applications. Policing unauthorized use of our technology and intellectual property rights is difficult and costly, and we may not be successful in detecting or preventing unauthorized activities.

We expect that providers of HCM and payroll solutions such as ours may be subject to third-party infringement claims as the market and the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of our competitors or other third parties might make a claim of infringement against us, which would require us to defend ourselves regardless of the merits of such claim, and could divert the attention of management and cause us to incur costs.

Segment Information

We operate in a single operating segment and a single reporting segment. Since we operate as one segment, all required financial information is presented at the consolidated financial statement level.

Competition

The market for HCM and payroll solutions is fragmented and highly competitive. Our competitors vary for each of our solutions and include both enterprise and micro-focused software providers, such as legacy payroll service bureaus (ADP, Paychex, UKG), cloud HCM software providers (Paylocity, Paycom), and other regional service bureaus and in-house ERP software providers that offer limited functionality.

We believe the principal competitive factors in our market include the following:

- Benefits of a cloud-based technology platform.

- Breadth and depth of product functionality.

- Configurability and ease of use of our solutions.

- Modern, intuitive user experience.

- Ability to innovate and respond to customer needs rapidly.

- Domain expertise in HCM and payroll.

- Ease of implementation.

- Quality of implementation and customer service.

- Real-time web-based payroll processing.

- Integration with a wide variety of third-party applications and systems.

- Interoperability and data access.

We believe that we compete favorably on these factors within the SMB market. We believe our ability to remain competitive will depend on the success of our continued investment in sales and marketing, research and development, and implementation and customer services.

Regulation

As a provider of payroll and HCM solutions, our systems contain a significant amount of sensitive data related to clients, employees of our clients, vendors and our employees. Data privacy has become a significant issue in the United States and in other countries. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal and state government bodies and agencies have adopted or are considering adopting laws and regulations affecting or regarding the collection, use and disclosure of personal information. These include, for example, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Family Medical Leave Act, the Affordable Care Act, state breach notification laws and state privacy laws, such as the California Consumer Privacy Act of 2018, the California Privacy Rights Act and the Illinois Biometric Information Privacy Act. Further, because some of our clients have international operations, the European Union's General Data Protection Regulation ("GDPR") and other foreign data privacy laws may impact our processing of certain client and employee information.

In addition, many of our solutions are designed to assist clients with their compliance with certain U.S. federal, state and local laws and regulations that apply to them. As such, our products and services may become subject to increasing and/or changing regulatory requirements, including changes in tax, benefit and other laws, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might reduce or eliminate the need for some of our products and services, block us from developing new products and services or have an adverse effect on the functionality and acceptance of our solution. This might in turn impose additional costs upon us to comply, modify or further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate or prevent introduction of such new products and services. For example, the adoption of new money transmitter or money services business statutes in jurisdictions or changes in regulators' interpretation of existing state and federal money transmitter or money services business statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed.

Our ability to comply with and address the continuously evolving requirements and regulations applicable to our business depends on a variety of factors, including the functionality and design of our solutions and the manner in which our clients and their employees utilize them. We have implemented operating policies and procedures to protect the accuracy, privacy and security of our clients' and their employees' information and voluntarily undergo certain periodic audits and examinations and maintain certain certifications to demonstrate our commitment to regulatory compliance.

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in Item 1.A "Risk Factors" of this Annual Report on Form 10-K for information regarding changes in laws and regulations that could have a materially adverse effect on our business, operating results or financial condition.

Human Capital

As of June 30, 2024, we employed approximately 2,900 associates, nearly all of whom are full-time, with the majority working virtually. Less than 5% of our associates reside internationally. We add temporary workers for business peaks and engage consultants for specialized functions. Our associates are not represented by labor unions, nor have we experienced a work stoppage.

As a human capital management company, we know first-hand how important leaders and culture are in driving business performance and employee engagement. Paycor earned a Top Workplaces USA award in 2024, 2023, 2022 and 2021 by Energage, LLC. In addition, Paycor earned 10 honors in 2024 for workplace culture including 2024 Regional Top Workplace and nine culture excellence awards. For three consecutive years (2021 - 2023), Paycor received the Top Workplaces for DE&I Practices award by Energage, LLC, and Paycor was named as a Top Workplace Top Ten Company for DE&I Practices in the United States.

Our Guiding Principles

Our culture is guided by principles that encourage our associates to thrive and bring their whole selves to work. Our guiding principles are designed to act as a North Star for our associates in how they work with a colleague, for a client or partner, and in the community:

- *Take Care of Customers First*. Our customers are our heroes. When they win, we win.

- *Take Care of Each Other*. There's nothing better than working with friends who look out for you.

- *Do the Right Thing*. It's not always the easy way—but it's what really matters.

- *Think Big, Dream Big*. Never say never! Solve problems, invent a better way, disrupt the status quo.

- *Compete to Win*. We embody the spirit of success in everything we do, in our habits and routines, our relationships, and in the energy and accountability we bring to the game.

- *Have Fun Along the Way*. Buckle up, it's a fast-paced business! That's why we celebrate the wins, laugh in the face of adversity, and enjoy the ride.

Talent Acquisition and Development

Paycor strives to provide best-in-class benefits, performance rewards, and career development opportunities to attract and retain top talent. Paycor recently expanded family leave benefit options to include Elder Caregiver Leave, Sabbatical Program Leave, Military Support Leave, and Enhanced Bereavement Leave. Paycor provides an inclusive Employee Assistance Program, medical plan, and enhanced the well-being wallet. In an effort to further invest in our associates, bolster associate engagement and align our associates' interests with stockholders' objectives, Paycor provides a one-time, new hire equity grant to all eligible associates that vests over time.

Paycor has dedicated Enterprise Learning and Development and Employee Experience teams focused on delivering skilling opportunities for all associates through an ecosystem of classes, live events, workshops, and leadership program cohorts throughout the year. Associates have ready access to technical, leadership, professional, and health/wellness learning and development. Tuition, certification obtainment and renewals, and conference reimbursement are available pursuant to the enterprise strategy for delivering a comprehensive ecosystem where employees develop their skills, personal and professional wellness, and industry expertise during their employee experience at Paycor. Support for specific demographics is enhanced through programs designed to offer resources and allyship for women, veterans, people within minority or protected status, and people actively transitioning into new careers.

Diversity, Equity and Inclusion

DE&I is a priority at Paycor, and we strive to create a culture of inclusion and belonging for all. Our DE&I strategy is guided by four pillars that outline the foundation of our action steps as they relate to the goals of the entire organization.

1. Strategic Education and Awareness

2. Transparency in our Data

3. Equity of Pay, Hiring and Treatment of Targeted Populations

4. Purpose and Perspective

We established enterprise-wide goals to increase the inclusion and belonging of, and the representation of associates and leaders from underrepresented groups and plan to continue to evolve these goals over time to improve diversity of thought across the organization. In developing these goals, we conducted an internal needs assessment and benchmarked our statistics with those of our industry. We concluded that our opportunities are to focus on increasing levels of diversity in our leadership at the middle and executive levels of management, improving the skilling and training of our frontline associates, enhancing our supplier diversity program, continuing to provide transparency to our stakeholders, supporting the retention and promotion of frontline talent into leadership positions, auditing and removing any biased talent practices, and supporting the overall growth and culture of our employee base with a focus on employee engagement.

We work to create a culture that supports and embraces the rich mosaic of diversity in our associates, customers and partners. We are passionate about encouraging individuality and trust in one another for a positive work environment. We regularly review our workforce's compensation to help ensure everyone is paid equally for equal work and address any unexplained gaps. We incorporate our DE&I strategy and learning into associate onboarding courses and leader training as our associates play a key role in fostering a culture of inclusion.

Additionally, our commitment to DE&I is reflected through our seven employee resource groups ("ERGs"). We believe our ERGs create a community of inclusion and belonging and create a safe space for learning and dialogue around the celebrations and challenges that various communities face. Each ERG has an executive sponsor and is supported by senior leaders across the Company.

The table below summarizes our workforce demographics as of June 30, 2024:

	Total
Gender Identity:	
Female	53.0%
Male	47.0%
	100.0%
Ethnicity:	
Native American or Alaska Native	0.4%
Asian	7.1%
Black or African American	10.9%
Hispanic or Latinx	6.3%
Native Hawaiian or other Pacific Islander	0.2%
Two or More Races	3.4%
White	66.8%
Undisclosed*	4.9%
	100.0%

* Associates either elected not to disclose their ethnicity or are part of the Company's global workforce outside of the U.S. where ethnicity data is not collected.

Community Giving

Giving back to the communities in which we live and work is in our DNA. We empower our associates to make a difference in a way that we believe is meaningful to them. Paycor's Community Partners program is a grassroots organization funded by associates who choose to give their own time and resources to serve non-profit organizations across the country. Our

Culture Champions spearhead Paycor It Forward events, which provide associates the opportunity to put the power of Paycor behind a cause they believe in while building team connection. The Paycor Community Impact Fund is a 501(c)(3) charitable investment account that provides project grants to philanthropic organizations associates care about nationwide.

Corporate Information

We are a Delaware corporation incorporated in August 2018. We completed our IPO in July 2021 and our common stock is listed on NASDAQ under the ticker symbol "PYCR." Our principal executive offices are located at 4811 Montgomery Road, Cincinnati, Ohio 45212, and our telephone number is (800) 381-0053. Our website is www.paycor.com.

Available Information

We are subject to the informational and reporting requirements of the Exchange Act. Therefore, we file current reports, periodic reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). The SEC maintains an internet site (http://www.sec.gov), that contains our periodic reports, proxy statements, and other information we file electronically with the SEC.

Our corporate website is www.paycor.com, and our investor relations website is located at investors.paycor.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports can be found on our investor relations website, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into or part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

In addition to the other information in this report and our other filings with the SEC, you should carefully consider the risks and uncertainties described below, which could materially and adversely affect our business operations, financial condition and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose all or part of your investment.

Risk Factor Summary

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description.

- Our ability to manage our growth effectively.

- The resulting effects of unauthorized access to our customers' or their employees' personal data as a result of a breach of our or our vendors' securities measures, including by way of computer viruses, worms, phishing and ransomware attacks, malicious software programs, and other data security threats.

- Our dependency on third-party security measures.

- The expansion and retention of our direct sales force with qualified and productive persons and the related effects on the growth of our business.

- The impact on customer expansion and retention if implementation, user experience, customer service, or performance relating to our solutions is not satisfactory.

- The timing of payments made to employees and taxing authorities relative to the timing of when a customer's electronic funds transfers are settled to our account.

- Future acquisitions of other companies' businesses, technologies, or customer portfolios.

- The continued service of our key executives.

- Our ability to innovate and deliver high-quality, technologically advanced products and services.

- Risks specifically associated with our development and use of AI in our solutions.

- Our ability to attract and retain qualified personnel, including software developers and skilled IT, sales, marketing, and operation personnel.

- The proper operation of our software.

- Our relationships with third parties that provide financial and other functionality and other functionality integrated into our HCM platform.

- Damage, failure, or disruption of our SaaS delivery model, data centers, or our third-party providers' services.

- Our ability to protect our intellectual and proprietary rights.

- The use of open source software in our applications.

- The growth of the market for cloud-based human capital management and payroll software among SMBs.

- The competitiveness of our market generally.

- The extent to which negative macroeconomic conditions persist or worsen in the markets in which we or our customers operate.

- The impact of an economic downturn or recession in the U.S. or global economy.

- Our customers' dependence on our solutions to comply with applicable laws.

- Our ability to comply with anti-corruption, anti-bribery and similar laws.

- Changes in laws, regulations, or requirements applicable to our software and services.

- The impact of privacy, data protection, tax and other laws and regulations.

- Our ability to maintain effective internal controls over financial reporting.

Risks Relating to Our Business, Products, and Operations

Failure to manage our growth effectively could increase our expenses, decrease our revenue, and prevent us from implementing our business strategy, and sustaining our revenue growth rates.

We have been rapidly growing our revenue and number of customers, and we will seek to do the same for the foreseeable future. However, the growth in our number of customers puts significant strain on our business, requires significant capital expenditures, and increases our operating expenses. To manage this growth effectively, we must attract, train, and retain a substantial number of qualified sales, implementation, customer service, software development, information technology, and management personnel. We also must maintain and enhance our technology infrastructure and our financial and accounting systems and controls. If we fail to effectively manage our growth, or we over-invest or under-invest in our business, our business and results of operations could suffer from the resultant weaknesses in our infrastructure, systems, or controls. We could also suffer operational mistakes, a loss of business opportunities, and employee losses. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be unable to implement our business strategy. In addition, our revenue growth rates may decline in future periods because of several factors, including our failure to manage our growth effectively, our increased market penetration and the maturation of our business, slowing demand for our services, reductions in the number of employees by our customers, reductions in the number of our customers, or a decrease in the growth of the overall market, among other factors.

Additionally, we rely on the expansion of our relationships with our third-party partners as we grow our solutions. Our agreements with third parties are typically non-exclusive and do not prohibit them from working with our competitors. Our competitors may be effective in providing incentives to these same third parties to favor their products or services. In addition, acquisitions of our partners by our competitors could result in a reduction in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications by potential customers after an acquisition by any of our competitors.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired, which could have a material adverse effect on our business, financial condition, and results of operations. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our applications or increased revenues.

If our security measures are breached, or unauthorized access to our customers' or their employees' personal data is otherwise obtained, we may be subject to lawsuits, fines, or other regulatory action, causing us to incur significant costs related to remediation, our solutions may not be perceived as being secure, customers may reduce the use of or stop using our solutions, our ability to attract new customers may be harmed, and we may incur significant liabilities.

Our solutions involve the collection, processing, storage, use, disclosure, and transmission of customers' and their employees' confidential and proprietary information, including personal data, as well as financial and payroll data. We rely on the efficient and uninterrupted operation of complex information technology systems and networks to operate our business. Attempts by others to gain unauthorized access to information technology systems and the data contained therein are becoming increasingly sophisticated and difficult to prevent. In particular, HCM software such as ours may be specifically targeted in cyber-attacks, including by way of computer viruses, worms, phishing attacks, ransomware, malicious software programs, and other data security threats, which could result in the unauthorized release, access, gathering, monitoring, encryption, misuse, loss, or destruction of our customers' sensitive and/or confidential data (including personal data), or otherwise disrupt our customers' or other third parties' business operations. If cybercriminals, including those working in the capacity of hackers, State actors, inside threats, or cybercrime groups, can circumvent our security measures, or if we are unable to detect an intrusion into or misuse of our systems and contain such intrusion or misuse in a reasonable amount of time, our information and our customers' personal data, including confidential and personal data, may be compromised. We seek to promptly detect and investigate all security incidents, mitigate any resulting loss or damage and prevent their recurrence, but, in some cases, we may be unaware of an incident or its magnitude and effects. There can be no assurance that our Information Technology ("IT") security and recovery system will be sufficient to prevent or limit the damage from any future cyber-attack or disruptions or to allow us to reinstate any operations that were affected by such attack or disruption. Additionally, customers or other third parties may seek monetary damages from us in connection with any such breaches or other incidents.

Certain of our employees have access to personal data about our customers' employees. While we conduct background checks of our employees and limit access to systems and data, it is possible that one or more of these individuals may circumvent these controls, resulting in a security breach. Outside parties have fraudulently induced our employees in the past, and may also attempt to do so in the future, to disclose personal data via illegal electronic spamming, phishing, or other tactics. In addition, some of our third-party service providers and other vendors have access to certain portions of our IT system, including access to personal data about our customers' employees in the course of performing certain services on our behalf. Any failures, misconduct, negligence or criminal acts on the part of these third-party service providers and vendors, including their respective employees and representatives, may cause material disruptions in our business and operations as well as reputational damage. See "–We are dependent on third-party security measures to protect against unauthorized access, mishandling and theft of our customers' and their employees' data."

Although we have security measures in place to protect regulated and personal data, and to prevent data loss and other security breaches, these measures could be breached because of third-party action, employee error, third-party or employee malfeasance, or otherwise. Because the techniques used to obtain unauthorized access to or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures, including in a timely manner. While we currently maintain a cyber-liability insurance policy, our cyber liability insurance coverage may be inadequate or may not continue to be available in the future on acceptable terms, or at all. In addition, our cyber liability insurance policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management's attention from our business and operations.

We have experienced data security incidents in the past, and expect to experience additional incidents in the future, however, to date no such incidents have been material to our business, operating results or financial condition. Any actual or perceived data security breach or incident could require notifications to data subjects, data owners, and/or other third parties (including regulators) under applicable data breach notification laws, damage our reputation, cause existing customers to discontinue the use of our solutions, prevent us from attracting new customers, or subject us to third-party lawsuits, regulatory fines, or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition.

If our IT systems, or the IT systems at our third-party service providers, were breached or attacked, the proprietary and confidential information of our company and our customers as well as personal data could be disclosed, and we may be required to incur substantial costs and liabilities, including the following:

- Expenses to rectify the consequences of the security breach or cyber-attack.

- Claims by customers or their employees related to stolen information, including personal data.

- Costs of repairing damage to our systems.

- Lost revenue and income resulting from any system downtime caused by such breach or attack.

- Loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack.

- Increased costs of cyber security insurance or other security risk mitigation tools.

- Damage to our reputation.

As a result, any compromise of security of our IT systems, or those of our third-party service providers, or a cyber-attack of those systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

We are dependent on third-party security measures to protect against unauthorized access, mishandling and theft of our customers' and their employees' data.

Our technology framework utilizes third-party Cloud-hosted services from Microsoft Azure and Amazon Web Services. We also utilize third-party contractors to augment our customer service and support functions, and in the course of performing these services on our behalf, certain third-party contractor personnel have access to our customers' and their employees' data. As a result of our reliance on third-party infrastructure and third-party contractors, we are dependent on third-party information security measures to protect against unauthorized access, mishandling and theft of customer and employee confidential data.

Our ability to monitor our third-party service providers' data security is limited, and in any event, attackers may be able to circumvent our third-party service providers' data security measures, including by way of any of the several methods described above under which our own IT systems are susceptible to a cyberattack. Furthermore, because we do not control or directly supervise our third-party contractors' employees, we cannot ensure the sufficiency of the background check, qualification and other security measures they take with respect to their employees and upon which we are reliant to protect the personal data about our customers' employees and to prevent the misuse or theft of such data, and even comprehensive background check and qualification processes may not expose all potentially relevant information and may be limited in certain jurisdictions under applicable laws.

There have been, and may continue to be, attacks against certain of our third-party providers' systems, and we cannot guarantee that their systems and networks will not be breached or otherwise compromised in the future, or that exploitable defects or bugs in their systems could otherwise cause or result in a breach of our IT systems and cause a disruption in our operations. Furthermore, any misuse or theft of personal data of our customers' employees attributed to our third-party contractors may expose us to reputational harm or litigation that could have a material adverse effect on our business, reputation, financial condition and operating results.

If we fail to adequately expand and retain our direct sales team with qualified and productive persons, or if our direct sales efforts are not successful, we may not be able to grow our business effectively.

We primarily sell our products and implementation services through our direct sales team. Generating new customer relationships with SMBs, our primary customer base, depends heavily on a qualified and trained sales team. To grow our business, we intend to focus on growing our direct sales force and our customer base for the foreseeable future. Our ability to add customers and to achieve revenue growth in the future will depend upon our ability to grow and develop our direct sales force and on our direct sales force's ability to productively sell our solutions. Identifying and recruiting qualified personnel and training them in the use of our software requires considerable time, expense, and attention. Recruiting and developing sales personnel in locations where we do not have experience hiring and selling our products may be more difficult than we anticipate. The amount of time it takes for our sales representatives to be fully trained and to become productive varies widely. Some of our sales personnel do not successfully generate new business with customers even after significant investment by us in recruiting, hiring and training them, and we incur expenses to replace them. In addition, if we hire sales personnel from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

Our ability to achieve significant revenue growth in the future will depend on the success of our direct sales force and our ability to adapt our sales efforts to address the evolving markets for our products. If our sales organization does not perform as expected, our revenues and revenue growth could suffer. In addition, if we are unable to hire, develop, and retain talented sales personnel, if our sales team becomes less efficient as it grows or if new sales representatives are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to grow our customer base and revenues and our sales and marketing expenses may increase.

Our business, operating results, financial condition, or reputation could be adversely affected if our customers are not satisfied with our implementation, user experience, or customer service, or if our solutions fail to perform properly.

Our business depends on our ability to satisfy our customers, both with respect to our applications and the technical support provided to help our customers use the applications that address the needs of their businesses. We use implementation and customer services teams to implement and configure our solutions and provide support to our customers. Customers' support requests span numerous subjects, and the volume of such requests can be high, particularly during peak periods (such as open enrollment season), which may result in long wait times to contact us for support. If a customer is not satisfied with the quality of our solutions, the applications delivered, or the timeliness or quality of support provided, we could incur additional costs to address the situation, our profitability might be negatively affected, and the customer's dissatisfaction with our implementation or support service could harm our ability to sell additional applications to that customer. In addition, our sales process is highly dependent on the reputation of our solutions and applications and on positive recommendations from our existing customers. Our customers have no obligation to continue to use our applications and may choose not to continue to use our applications at the same or higher level of service, if at all. Moreover, our customers generally have the right to cancel their agreements with us for any or no reason by providing 60 days' prior written notice. In the past, some of our customers have elected not to continue to use our applications. Any failure to maintain a high-quality user experience and customer support, or a market perception that we do not maintain high-quality support, could adversely affect customer retention, our reputation, our ability to sell our applications to existing and prospective customers, and, as a result, our business, operating results, or financial condition.

Further, our solutions are inherently complex and may in the future contain or develop undetected defects or errors. Any defects in our applications could adversely affect our reputation, impair our ability to sell our applications in the future or retain current clients, and result in significant costs to us. The costs incurred in correcting any application defects may be substantial and could adversely affect our business, operating results, or financial condition. Any defects in functionality or defects that cause interruptions in the availability of our applications could result in:

- Loss of clients or delayed market acceptance and sales of our applications.

- Termination of service agreements or loss of customers.

- Credits, refunds, or other liability to customers, including reimbursements for any fees or penalties assessed by regulatory agencies.

- Breach of contract, breach of warranty, or indemnification claims against us, which may result in litigation.

- Diversion of development and service resources, or increased costs to hire additional development and service resources to correct defects or errors.

- Increased scrutiny of our solutions from regulatory agencies.

- Injury to our reputation.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our applications could result in data loss, data corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Our customers might assert claims against us in the future alleging that they suffered damages due to a defect, error, or other failure of our solutions. Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management's attention. Any failures in the performance of our solutions could harm our reputation and our ability to retain existing customers and attract new customers, which would have an adverse impact on our business, operating results, or financial condition. See "—Risks Relating to Our Business, Products and Operations—Our software might not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results."

We may pay our customers' employees and taxing authorities amounts to which they are entitled from the respective customer for a particular payroll period before that customer's electronic funds transfers are finally settled into our account. If a customer's payment of those funds is rejected by any of the transferring banking institutions or otherwise fail to clear into our accounts, we may require additional sources of short-term liquidity or incur a loss and our operating results could be adversely affected.

Our payroll processing application moves significant funds from the account of a customer to their employees and relevant taxing authorities each payroll period. For larger funding amounts, we typically require customers to transfer the funds to us via fed wire in advance of paying the respective customer's employees and taxing authorities, but on occasion, we process payroll prior to confirmation of receipt of such funds into our account. For smaller funding amounts, we debit a customer's account prior to making any disbursements on its behalf, and under ACH banking regulations, funds previously credited could be reversed under certain circumstances and time frames after our payment of amounts due to the customer's employees and taxing and other regulatory authorities. There is therefore a risk that the customer's funds could be insufficient to cover the amounts we have already paid on its behalf. While such shortage and accompanying financial exposure has occurred only in very limited circumstances in the past, should customers default on their payment obligations to us in the future, we might be unable to recover substantial funds advanced to cover such obligations. Recent pressures on the banking system (and in particular, regional banks) could increase the likelihood of such defaults if our customers are not able to access their funds in a timely manner, such as was the case during the initial days of the Federal Deposit Insurance Corporation's ("FDIC") receivership of Silicon Valley Bank. Additionally, if our customers enter into bankruptcy or liquidation proceedings following such a default, we may be treated as an unsecured creditor and incur related expenses or fail to obtain the full amount of such obligation, resulting in a loss. For example, we have in the past had customers enter into Chapter 11 bankruptcy proceedings following a failure to fund their payroll obligations that we advanced. If such events were to occur in the future, we may incur a negative impact to our cash position and be required to seek additional sources of short-term liquidity, which may not be available on reasonable terms, if at all, and our operating results and our liquidity could be adversely affected, and our banking relationships could be harmed.

Further, if a customer were to dispute a payment transaction, including as a result of fraudulent activity involving our products, payment due from a customer could be delayed pending investigation and settlement of the dispute. Losses we incur from disputed transactions and any resulting impact on the timing and amount of the payments due from our customers could have a material and adverse effect on our business, results of operations and financial condition.

We may continue to acquire other companies' businesses, technologies, or customer portfolios, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We have acquired and may in the future seek to acquire or invest in other businesses, technologies, or customer portfolios. The pursuit of potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

Successful integration involves many challenges, and we may have difficulty integrating acquired personnel, operations, and technologies of acquired companies, or effectively managing the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- Inability to integrate or benefit from acquired technologies or services in a profitable manner.

- Unanticipated costs or liabilities associated with the acquisition.

- Incurrence of acquisition-related costs.

- Difficulty integrating the accounting systems, operations, and personnel of the acquired business.

- Difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business.

- Difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenues, licensing, support, or professional services model of the acquired company.

- Diversion of management's attention from other business concerns.

- Adverse effects to our existing business relationships with business partners and customers because of the acquisition.

- The potential loss of key employees.

- Difficulty obtaining acquisition financing on attractive terms, or at all.

- Use of resources that are needed in other parts of our business.

- Use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of acquisitions may be allocated to acquired goodwill and other intangible assets on our balance sheet, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could increase our interest expense and adversely affect our operating results on a total or per share basis. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial position may suffer.

We are dependent on the continued service of our executive officers and other senior leaders and, if we fail to retain such key executives, our business could be adversely affected.

We believe that our success depends in part on the continued services of our senior management team, including Raul Villar Jr., our Chief Executive Officer, Adam Ante, our Chief Financial Officer, Chuck Mueller, our Chief Revenue Officer, and our other executive officers and senior leaders. Our business could be adversely affected if we fail to retain these key executives. Except with Mr. Villar Jr., Mr. Ante and Mr. Mueller, we do not have employment agreements with our executive officers or other key personnel that contract them to continue to work for us for any specified period, and, therefore, they could terminate their employment with us at any time. Although the employment arrangements of certain of our key executives contain non-competition restrictions, our business could nonetheless be adversely affected if a key executive leaves the

Company and attempts to compete with us. In addition, we have not purchased key person life insurance on any members of our executive team.

If we do not continue to innovate and deliver high-quality, technologically advanced products and services, we will not remain competitive, and our revenue and operating results could suffer.

The market for our solutions is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements, and changing industry standards. The life cycles of our products are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors could undermine our current market position.

Our success depends in substantial part on our continuing ability to provide products and services that SMBs will find superior to our competitors' product offerings and will continue to use. Our future success will depend upon our ability to anticipate and to adapt to changes in technology and industry standards, and to effectively develop, to introduce, to market, and to gain broad acceptance of new product and service enhancements incorporating the latest technological advancements. In addition, because our solutions are designed to operate on a variety of systems, we will need to continuously modify and enhance our solutions to keep pace with changes in internet-related hardware, iOS, Android, and other software, and communication, browser, and database technologies. Additionally, we believe that providing insights from aggregated data, including those insights derived from advanced AI and machine learning, may become increasingly important to the value that our solutions and services deliver to our customers. We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer. In addition, investment in product development often involves a long return on investment cycle. We have made and expect to continue to make significant investments in product development. We may expend significant time and resources developing and pursuing sales of a particular enhancement or application that may not result in revenues in the anticipated time frame or at all, or may not result in revenue growth sufficient to offset increased expenses. Furthermore, uncertainties about the timing and nature of new functionality, or new functionality to existing platforms or technologies, could increase our research and development expenses. Any failure of our applications to operate effectively with future network platforms and technologies could reduce the demand for our applications, result in customer dissatisfaction, and have a material adverse effect on our business, financial condition, and results of operations.

In addition, we may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards, or the development of entirely new technologies to replace existing product offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and we may experience difficulties that could delay or prevent the successful development, introduction, or marketing of new products or enhancements. In addition, our products or enhancements may not meet the increasingly complex customer requirements of the marketplace or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements, and changing industry standards, or any significant delays in the development, introduction, or availability of new products or enhancements, could undermine our current market position.

Our incorporation of AI into our solutions exposes us to additional risks which could harm our reputation, negatively impact our operating results and impair our ability to attract and retain customers.

We are increasingly incorporating AI and machine learning into our solutions, which presents additional risks and challenges that could negatively impact our business and operating results. While we believe that we are currently taking a responsible approach to the development and use of AI in our solutions, there is no guarantee that our AI development, deployment, content labeling or governance will be effective or adequate, particularly given the evolving AI regulatory environment, and we may experience incidents that impair our customers' acceptance of AI-driven solutions or that cause harm to individuals, customers or society more generally and result in our solutions not working as intended or producing unexpected or undesirable outcomes. Existing laws and regulations could also apply to us in new ways, the nature and extent of which are difficult to predict and subject to change over time.

Uncertainty around new and evolving uses of AI, including generative AI, may require us to make additional investments to develop responsible use frameworks, develop or license proprietary datasets and machine learning models, and develop new approaches and processes to attribute or compensate content creators, the costs of which could be significant, and could adversely impact our financial position and operating results. The rapid evolution of AI may require the application of additional resources to develop, test and maintain our solutions and services to help ensure that AI is implemented ethically in order to minimize unintended consequences. If we were to enable or offer solutions for our customers that draw controversy due to their perceived or actual impacts on human rights, privacy or employment, or create other social or ethical issues, we may experience reputational harm.

Data practices by us or others that result in controversy could also impair the acceptance of AI-driven solutions, which in turn could undermine confidence in the decisions, predictions, analysis or other content that our AI-driven solutions produce, subjecting us to competitive or reputational harm and exposing us to potential liability.

Lastly, as with any new offerings based on new technologies, customer acceptance is uncertain, and our research and development strategies may not prove to be successful. See "If we do not continue to innovate and deliver high-quality, technologically advanced products and services, we will not remain competitive, and our revenue and operating results could suffer." If we are unable to successfully incorporate AI into our solutions and mitigate the risks associated with using and incorporating AI in our solutions, or our competitors or other third parties are able to do so more quickly or effectively than us, our business, financial condition, and results of operations could be adversely impacted.

If we are unable to attract and retain qualified personnel, including software developers and skilled IT, sales, marketing, and operational personnel, our ability to develop and market new and existing products, as well as acquire and retain customers, and, in turn, increase our revenue and profitability could be adversely affected.

Our future success is dependent on our ability to continue to enhance and introduce new applications. As a result, we are heavily dependent on our ability to attract and retain qualified software developers and IT personnel with the requisite education, background, and industry experience. In addition, to continue to execute our growth strategy, we must also attract and retain qualified sales, marketing, and operational personnel capable of supporting a larger and more diverse customer base. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors. This competition for qualified personnel may be amplified by new immigration laws or policies that could limit software companies' ability to recruit internationally. Although such changes in immigration laws or policies would not have a significant direct impact on our workforce, the ensuing increase in demand for software developers and IT personnel could impair our ability to attract or retain skilled employees and/or significantly increase our costs to do so. Furthermore, identifying and recruiting qualified personnel and training them in the use of our applications requires considerable time, expense, and attention, and it can take a substantial amount of time before our employees are fully trained and productive. Additionally, to the extent we hire employees that are subject to non-competition agreements with prior employers, they and we may be subject to litigation to enforce such agreements, which may divert their and our attention and resources and ultimately result in their inability to remain employed by us. Certain of our employees have been or are a party to litigation of non-competition agreements, which we have agreed to defend. The loss of the services of a significant number of employees could be disruptive to our development efforts, which may adversely affect our business by causing us to lose customers, increase operating expenses, or divert management's attention to recruit replacements for the departed employees.

Our software might not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

Our payroll and HCM software is complex and incorporates new and evolving technologies, including AI, and as a result may contain or develop undetected defects or errors, or rely on legacy technologies, particularly when first introduced or as new versions and updates are released. From time to time we have discovered defects or errors in our products. In addition, because changes in laws and regulatory standards applying to employers are frequent, we may discover limitations or defects and errors in our software and service processes in the normal course of business compared against these requirements and practices. Material performance problems or defects in our products and services might arise in the future, which could have an adverse impact on our business and customer relationship and subject us to claims.

Limitations or any failure by us to identify and address defects and errors could result in delays in product introductions and updates, loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development and other resources, injury to our reputation, and increased service and maintenance costs. Limitations, defects or errors in our product or service processes might discourage existing or potential customers from purchasing from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability might be substantial and could adversely affect our operating results.

Because of the large amount of data that we collect and manage, it is possible that errors in our systems could result in data loss or data corruption, or the information that we collect being incomplete or containing inaccuracies that our customers, their employees and taxing and other regulatory authorities regard as significant. The costs incurred in correcting any errors or in responding to regulatory authorities or to resulting claims or liability might be substantial and could adversely affect our operating results.

Our business depends in part on the success of our relationships with third parties that provide financial and other functionality integrated into our HCM platform.

We rely on third-party couriers, financial and accounting processing systems, and various financial institutions, to deliver payroll checks and tax forms, perform financial services in connection with our applications, such as providing ACH and wire transfers as part of our payroll and tax payment services, and to provide technology and content support, manufacture time clocks, and process background checks. We anticipate that we will continue to depend on various third-party relationships to grow our business, provide technology and content support, manufacture time clocks, process background checks, and deliver payroll checks and tax forms. Identifying, negotiating, and documenting relationships with these third parties and integrating third-party content and technology requires considerable time and resources. Our agreements with third parties typically are non-exclusive and do not prohibit them from working with our competitors. In addition, these third parties may not perform as expected under our agreements, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation. A global economic slowdown or recession could also adversely affect the businesses of our third-party providers, hindering their ability to provide the services on which we rely. Further, a disruption of the Federal Reserve Bank's services, including ACH processing, could negatively affect our payroll and expense reimbursement services by delaying direct deposits and other financial transactions across the United States. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenues could be impaired, and our business, operating results, or financial condition could be adversely affected. Even if we are successful, these relationships may not result in improved operating results.

Our financial results may continue to fluctuate due to many factors, some of which may be beyond our control.

Our results of operations, including our revenues, costs of revenues, administrative expenses, operating income, cash flow, and deferred revenue, may vary significantly in the future, and the results of any one period should not be relied upon as an indication of future performance. Fluctuations in our financial results may negatively impact the value of our common stock. Our financial results may fluctuate because of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Factors that may cause our financial results to fluctuate from period to period include, without limitation:

- Our ability to attract new customers or sell additional applications to our existing customers.

- The development and maturation of the market for cloud-based HCM and payroll software among SMBs.

- The number of new customers and their employees, as compared to the number of existing customers and their employees in a particular period.

- The mix of customers between small and mid-sized organizations.

- The extent to which we retain existing customers and the expansion or contraction of our relationships with them.

- The mix of applications sold during a period.

- Changes in our pricing policies or those of our competitors.

- Seasonal factors affecting payroll processing, demand for our applications, or potential customers' purchasing decisions.

- The amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations, and infrastructure.

- The timing and success of new applications introduced by us and the timing of expenses related to the development of new applications and technologies.

- The timing and success of current and new competitive products and services offered by our competitors.

- Economic conditions affecting our customers, including their ability to outsource HCM solutions and hire employees.

- Business disruptions caused by the rapid spread of contagious disease, including pandemics such as the COVID-19 pandemic, or armed conflicts, including Russia's actions in Ukraine and the resulting geopolitical instability.

- Changes in laws, regulations, or policies affecting our customers' legal obligations and, as a result, demand for certain applications.

- Changes in trade, monetary and fiscal policies and other political and economic conditions, including government shutdowns.

- Credit market constriction or volatility.

- Changes in the competitive dynamics of our industry, including consolidation among competitors or customers.

- Our ability to manage our existing business and future growth, including expenses related to our data centers, and the expansion of such data centers and the addition of new offices.

- The effects and expenses of acquisition of third-party technologies or businesses and any potential future charges for impairment of goodwill resulting from those acquisitions.

- Inclement weather or natural disasters, including but not limited to tornadoes, hurricanes, fires, earthquakes, and floods.

- Network outages or security breaches.

- General economic, industry, and market conditions.

- Other factors described in this "Risk Factors" section.

Our number of new customers typically increases more during our third fiscal quarter ending March 31 than during the rest of our fiscal year, primarily because many new customers prefer to start using our payroll or HCM solutions at the beginning of a calendar year. In addition, client funds and year-end activities are traditionally higher during our third fiscal quarter.

We have a history of losses and may not achieve or maintain profitability in the future.

We incurred losses from operations of $55.5 million and $104.7 million in the fiscal years ended June 30, 2024 and 2023, respectively. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

- Sales and marketing, including expanding our direct sales team.

- Investments in the development of new products and new features for, and enhancement of, our existing products.

- Expansion of our operations and infrastructure organically and through acquisitions and strategic partnerships, both domestically and internationally.

- General administration, including legal, risk management, accounting, and other expenses related to being a public company.

These expenditures may not result in additional revenue or the growth of our business. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our common stock could decline.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

We are required to test goodwill for impairment at least annually or earlier if events or changes in circumstances indicate the carrying value may not be recoverable. As of June 30, 2024, we had recorded a total of $766.7 million of goodwill and $171.5 million of other intangible assets. An adverse change in domestic or global market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates made in connection with the impairment testing of goodwill or intangible assets, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or other intangible assets. Any such material charges may have a negative impact on our operating results or financial condition.

Corporate investments and client funds that we hold are subject to market, interest rate, credit, and liquidity risks. The loss of these funds could have an adverse impact on our business.

We invest portions of excess cash and cash equivalents and funds held for customers in liquid, investment-grade marketable securities such as corporate bonds, commercial paper, asset-backed securities, U.S. treasury securities, money market securities, and other cash equivalents. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to liquidity and credit risks. Nevertheless, our corporate investments and client fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in unison, during periods of unusual financial market volatility as has been, and may continue to be, experienced because of the COVID-19 pandemic, and more recently, when certain potential vulnerabilities and systemic risk in the banking and financial services sector were identified following the FDIC's receivership of Silicon Valley Bank. Any loss of or inability to access our corporate investments or client funds could have adverse impacts on our business, results of operations, financial condition, and liquidity.

Our estimates of certain operational metrics, as well as of total addressable market and market growth, are subject to inherent challenges in measurement.

We make certain estimates with regard to certain operational metrics which we track using internal systems that are not independently verified by any third-party. While the metrics presented in this report are based on what we believe to be reasonable assumptions and estimates, our internal systems have a number of limitations, and our methodologies for tracking these metrics may change over time.

Additionally, total addressable market and growth estimates are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates relating to size and expected growth of our market may prove to be inaccurate. Even if the market in which we compete meets our size and growth estimates, our business could fail to grow at similar rates. If investors do not perceive our estimates of total addressable market and market growth or our operational metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

The markets in which we operate are highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

The market for HCM and payroll solutions is fragmented, highly competitive, and rapidly changing. Our competitors may develop products that are superior to our products or achieve greater market acceptance. We may be unable to compete successfully against current or future competitors. With the introduction of new technologies and market entrants, competition could intensify in the future.

We believe the principal competitive factors in our market include breadth and depth of product functionality, scalability and reliability of applications, modern and innovative cloud technology platforms combined with an intuitive user experience, multi-country and jurisdiction domain expertise in HCM and payroll, quality of implementation and customer service, integration with a wide variety of third-party applications and systems, total cost of ownership and return on investment, brand awareness, reputation, pricing, and distribution. We face a variety of competitors, some of which are long-established providers of HCM solutions.

Several of our competitors are larger, have greater name recognition, longer operating histories, and significantly greater resources than we do. Many of these competitors can devote greater resources to the development, promotion, and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition, which may include price concessions, delayed payment terms, or other terms and conditions that are more enticing to potential customers. As a result, our competitors may be able to develop products and services better received by our markets, or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations, or customer requirements.

In order to capitalize on customer demand for cloud applications, legacy vendors are modernizing and expanding their applications through cloud acquisitions and organic development. Legacy vendors may also seek to partner with other leading cloud HCM providers. We also face competition from vendors selling custom software and point solutions. Our competitors vary for each of our solutions and primarily include payroll and HR service and software providers, such as Automatic Data

Processing, Inc., Paychex, Inc., Paycom Software, Inc., Paylocity Holding Corp., Ultimate Software Group, Inc. and other local and regional providers. In addition, other companies, such as NetSuite, Inc. and Microsoft Corporation, that provide cloud applications in different target markets, may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. Our competitors could offer HCM solutions on a standalone basis or bundled as part of a larger product sale.

In addition, current and potential competitors have established, and might in the future establish, partner, or form other cooperative relationships with vendors of complementary products, technologies, or services to enable them to offer new products and services, to compete more effectively or to increase the availability of their products in the marketplace. New competitors or relationships might emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. Considering these advantages, current or potential customers might accept competitive product offerings in lieu of purchasing our offerings. We expect intense competition to continue for these reasons, and such competition could negatively impact our sales, profitability, or market share.

If our competitors' products, services, or technologies become more accepted than our applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, it could have a material adverse effect on our business, financial condition, and results of operations. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels or if we experience significant pricing pressures, it could have a material adverse effect on our business, financial condition, and results of operations.

We may be adversely affected to the extent that negative macroeconomic conditions persist or worsen in the markets in which we our customers operate.

Negative macroeconomic conditions, in particular, ongoing labor shortages in certain sectors, persistent levels of inflation and elevated interest rates, may continue to pose risks to our or our customers' businesses for the foreseeable future. It is also possible that these negative macroeconomic conditions, or fiscal or monetary policies adopted in an attempt to curtail them, could slow overall economic activity, which in turn could lead to an economic downturn or cause a recession in the U.S. or global economy, or contribute to further volatility in the capital and credit markets. Bank failures and the follow-on effects of those events may also cause instability in the banking industry or result in failures at other banks or financial institutions to which we or our customers may face direct or indirect exposure. If a significant number of our customers are unable to continue as viable businesses or if they significantly reduce headcount in response to these conditions; we or our customers are unable (temporarily or otherwise) to access deposits or utilize existing sources of liquidity; there is a reduction in business confidence and activity, a decrease in government and consumer spending, a decrease in HCM and payroll solutions spending by SMBs, or a decrease in overall domestic production or consumption of goods and services more generally, our business, financial condition, and results of operations could be materially and adversely impacted.

We may be adversely impacted by an economic downturn or a recession in the U.S. or global economy.

If an economic downturn or recession were to occur, including for any of the reasons identified above, we may experience declines in revenues, profitability and cash flows from lower customer demand, including as a result of customer workforce reductions, payment delays, collection difficulties, increased pricing pressures and other factors caused by the impact of adverse economic conditions on our customers. Although we believe that our cash flows from operations and available borrowing capacity under our credit facility will provide us with sufficient liquidity, adverse conditions in the financial and credit markets, lower consumer confidence and spending, inflation, higher labor, healthcare, and insurance costs, fluctuating fuel and commodities costs and their effects on the U.S. and global economies and markets are all examples of negative factors, which could cause customers to delay or forgo expansion of our solutions. These economic conditions may also reduce our customers' operating budgets or ability to commit funds to purchase our solutions or renew their existing contracts with us. If an economic recession is followed by a slow and relatively weak recovery, the effects from a broadening or protracted extension of these negative economic conditions on our customers could have a significant adverse effect on our revenues, cash flows and results of operations.

Risks Relating to Information Technology Systems and Intellectual Property

Any damage, failure, or disruption of our SaaS delivery model, data centers, or our third-party providers' services, could impair our ability to effectively provide our solutions, harm our reputation, and adversely affect our business.

Our SaaS delivery model is a critical part of our business operations. Our customers access our solutions and are served through our cloud-based platform including data centers located in Lebanon, Ohio and Lombard, Illinois. We also have agreements with Microsoft Azure and Amazon Web Services for externally hosted cloud computing services. Our SaaS delivery model and data centers, as well as externally hosted cloud services, are vulnerable to damage, failure, and disruption.

Furthermore, our payroll processing module is essential to our customers' timely payment of wages to their employees and other required payments to taxing and other regulatory authorities. Any interruption in our service may affect the availability, accuracy, or timeliness of these programs and could damage our reputation, cause our customers to terminate their relationship with us, or prevent us from gaining additional business from current or future customers.

In the future, we may experience issues or interruption with our service delivery platform caused by the following factors:

- Human error.

- Telecommunications failures or outages from third-party providers.

- Computer viruses, cyber-attacks or other security breaches.

- Acts of terrorism, sabotage, intentional acts of vandalism, or other misconduct.

- Tornadoes, fires, earthquakes, hurricanes, floods, and other natural disasters.

- Power loss.

- Other unforeseen interruptions or damages.

If our SaaS delivery model or our customers' ability to access our platform is interrupted, customer and employee data may be temporarily or permanently lost, and we could be exposed to significant claims by customers, particularly if the access interruption is associated with problems in the timely delivery of funds payable to employees or taxing and other regulatory authorities. Further, any adverse changes in service levels at our data centers resulting from damage to or failure of such centers could result in disruptions in our services. We also may decide to employ additional offsite data centers in the future to accommodate anticipated growth. Problems faced by our data center locations (such as a hardware failure or shortage or other supply chain disruption) and/or with the telecommunications network providers with whom we contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the availability and processing of our solutions and related services and the experience of our customers. If our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business and cause us to incur additional expense. Further, any significant instances of system downtime or performance problems at our data centers could negatively affect our reputation and ability to attract new customers, prevent us from gaining new or additional business from our current customers, or cause our current customers to terminate their use of our solutions, any of which would adversely impact our revenues. In addition, if our cloud-based infrastructure and data centers fail to support increased capacity due to growth in our business, our customers may experience interruptions in the availability of our solutions. Such interruptions may reduce our revenues, cause us to issue refunds to customers, or adversely affect our retention of existing customers, any of which could have a negative impact on our business, operating results, or financial condition.

In addition, our third-party providers have experienced, and may in the future experience, security breaches, service interruptions or delays, and performance degradation in their services. For example, Microsoft has employed changes in their Azure environment that have impacted us. The Microsoft Azure changes created unavailability of their applications for a period of time that reduced our employees' productivity and effectiveness and resulted in service disruptions. Despite precautions our third-party providers may take, security breaches, outages, delays, or impact to computing performance in third-party provider services could also harm our business.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired, and we may lose valuable assets, generate reduced revenues, or incur costly litigation to protect our rights.

Our success is dependent in part upon our intellectual property. We rely on a combination of copyrights, trademarks, service marks, trade secret, and other intellectual property laws and contractual provisions to establish and to protect our intellectual property and other proprietary rights. However, the steps we take to protect our intellectual property and other proprietary rights may be inadequate. We will not be able to protect our intellectual property and other proprietary rights if we are unable to enforce our rights, or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our applications and use information that we regard as proprietary to create products or services that compete with ours.

We may be required to spend significant resources to monitor and protect our intellectual property and other proprietary rights. Litigation may be necessary in the future to defend, protect, and enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. We may not be able to secure, protect and enforce our intellectual property rights or control access to, or the distribution of, our solutions and proprietary information, which could adversely affect our business. A failure to protect our intellectual property or other proprietary rights could adversely affect our business, financial condition, and results of operations.

The use of open source software in our applications may expose us to additional risks and harm our intellectual property rights.

We have in the past and may in the future continue to incorporate certain "open source" software into our codebase and our solutions. Open source software is generally licensed by its authors or other third parties under open source licenses, which typically do not provide for any representations, warranties, or indemnity coverage by the licensor. Some of these licenses provide that combinations of open source software with a licensee's proprietary software is subject to the open source license and require that the combination be made available to third parties in source code form or at no cost. Some open source licenses may also require the licensee to grant licenses under certain of its intellectual property to third parties. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate such software into their products or applications. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional development resources to change our applications. In addition, if we were to combine our applications with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our applications. If we inappropriately use open source software, we may be required to redesign our applications, discontinue the sale of our solutions, or take other remedial actions, which could adversely impact our business, operating results, or financial condition.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is patent and other intellectual property development activity in our industry. We cannot guarantee that the operation of our business does not infringe upon the intellectual property rights of others. Our competitors, as well as other entities or individuals, may own or claim to own intellectual property relevant to our industry. In the future, others may claim that our solutions and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all our products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages, settlement costs or royalty payments, indemnify our customers or business partners or refund fees, obtain licenses, prevent us from offering or require us to modify our products, services, applications, or technology, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation or dispute regarding our intellectual property could be costly and time-consuming, and divert the attention of our management and key personnel from our business operations.

Risks Relating to Regulation and Litigation

Customers depend on our products and services to enable them to comply with applicable laws, which requires us and our third-party providers to constantly monitor applicable laws and to make applicable changes to our solutions; if our solutions have not been updated to enable the customer to comply with applicable laws or we fail to update our solutions on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations.

Customers rely on our solutions to enable them to comply with payroll, HR, and other applicable laws for which the solutions are intended for use. Changes in tax, benefits, and other laws and regulations could require us to make significant modifications to our products or to delay or to cease sales of certain products, which could result in reduced revenues or revenue growth, and incurring substantial expenses, and write-offs. There are thousands of jurisdictions in the United States and multiple laws in some or all such jurisdictions, which may be relevant to the solutions that we or our third-party providers provide to our customers. Therefore, we and our third-party providers must monitor all applicable laws and as such laws expand, evolve, or are amended in any way, and when new regulations or laws are implemented, we may be required to modify our solutions to enable our customers to comply, which requires an investment of our time and resources. Although we believe that our software delivery model provides us with flexibility to release updates in response to these changes, we cannot be certain that we will be able to make the necessary changes to our solutions and release updates on a timely basis, or at all. In addition, we are reliant on our third-party providers to modify the solutions that they provide to our customers as part of our solutions to comply with changes to such laws and regulations. The number of laws and regulations that we are required to monitor will increase as we expand the geographic region in which the solutions are offered or as we expand to focus on different industry verticals. When a law changes, we must then test our solutions to meet the requirements necessary to enable our customers to comply with the new law. If our solutions fail to enable a customer to comply with applicable laws, we could be subject to negative customer experiences, harm to our reputation, loss of customers, claims for any fines, penalties, or other damages suffered by our customer, and other financial harm. Additionally, the costs associated with such monitoring implementation of changes are significant. If our solutions do not enable our customers to comply with applicable laws and regulations, it could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, certain of our current and future product offerings may be subject to the broad regulatory, supervisory, and enforcement powers of the Consumer Financial Protection Bureau or state-level consumer financial protection agencies, which may exercise authority with respect to such products, or the marketing and servicing of those products, through the oversight of commercial partners, or by otherwise exercising its supervisory, regulatory, or enforcement authority over consumer financial products and services.

Additionally, if we fail to make any changes to our products as described herein, which are required because of such changes to, or enactment of, any applicable laws in a timely fashion, we could be responsible for fines and penalties implemented by governmental and regulatory bodies. If we fail to provide contracted services, such as processing W-2 tax forms or remitting taxes in accordance with deadlines set by law, our customers could incur fines, penalties, interest, or other damages, which our customers could claim we are responsible for paying. Our payment of fines, penalties, interest, or other damages because of our failure to provide compliance services prior to deadlines may have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws, regulations, or requirements applicable to our software and services could impose increased costs on us, delay or prevent our introduction of new products and services, or impair the function or value of our existing products and services.

Our products and services may become subject to increasing regulatory requirements, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might render our products and services obsolete or might block us from developing new products and services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become more costly. For example, the adoption of new money transmitter or money services business statutes in jurisdictions or changes in regulators' interpretation of existing state and federal money transmitter or money services business statutes or regulations, could subject us to registration or licensing, or limit business activities, cause us to enter into relationships with one or more third parties for payment services until we are appropriately licensed. These occurrences could also require changes to the manner in which we conduct some aspects of our business or invest client funds, which could adversely impact interest income from investing client funds. We have in the past entered into relationships with a third-party in a state due to the interpretation of such state's money transmitter license requirements. Should any state or federal regulators make a determination that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage, or other negative consequences. In addition, if the ACA is repealed or modified in whole or in part, or if implementation of certain aspects of the ACA is delayed, such repeal, modification, or delay could adversely impact the revenue we currently generate from our ACA compliance solution as well as overall gross margins. Any of these regulatory implementations or changes could have an adverse effect on our business, operating results, or financial condition.

Privacy laws or other regulations may reduce the effectiveness of our applications.

Our products and services are subject to various complex laws and regulations on the federal, state, and local levels, including those governing data security and privacy, which have become significant issues globally. The regulatory framework for privacy issues is rapidly evolving and is likely to remain uncertain and inconsistently enforced for the foreseeable future. Many federal, state, and foreign governmental bodies and agencies have adopted or are considering adopting laws and regulations regarding the creation, collection, receipt, processing, handling, maintenance, storage, use, disclosure, and transmission of personal data and other sensitive information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, the Family Medical Leave Act of 1993, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, federal and state labor and employment laws, state data breach notification laws, and state privacy laws, such as the California Consumer Privacy Act (the "CCPA") and the Illinois Biometric Information Privacy Act (the "IBIPA").

The CCPA went into effect on January 1, 2020 and established a new privacy framework for covered businesses such as ours, which may require us to modify our data processing practices and policies. The CCPA imposes severe statutory damages and provides consumers with a private right of action for certain data breaches. Further, in November 2020, California voters passed the California Privacy Rights and Enforcement Act ("CPRA"), which expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced.

The IBIPA regulates the collection, use, safeguarding, and storage of "biometric identifiers" or "biometric information" by companies such as ours. IBIPA includes a private right of action for persons who are aggrieved by violations of the IBIPA. Even in circumstances where we do not believe a regulation applies to our activities, we may still be the subject of lawsuits alleging a regulation does apply. We are currently a defendant in three lawsuits, two in Illinois state court, and one in federal court in the Southern District of Illinois, related to the IBIPA. Each alleges that the Company violated IBIPA by failing to provide adequate notices and obtain consent from users of timekeeping devices that use handprint and/or fingerprint scanning for employee timekeeping. We do not believe IBIPA applies to the Company as alleged in the complaints and strenuously deny these claims. While adverse results in these lawsuits may include awards of substantial monetary damages, we believe it is too early to determine the possibility of liability and have not accrued any potential or estimated liabilities relating to these matters.

Further, because some of our customers have establishments in the European Union ("EU") or otherwise process the personal data of EU residents, the GDPR 2016/679 may apply to our processing of certain customer and employee information. The GDPR went into effect on May 25, 2018 and has resulted in and will continue to result in significantly greater compliance burdens and costs for companies like us. Any data security breach could require notifications to the data subject and/or owners under federal, U.S., U.S. state, and/or international data breach notification laws and regulations.

The effects of the CCPA, CPRA, IBIPA, GDPR and other U.S. state, U.S. federal, and international laws and regulations that are currently in effect or that may go into effect in the future, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such laws and regulations. Any actual or perceived failure to comply with these and other data protection and privacy laws and regulations could result in regulatory scrutiny and increased exposure to the risk of litigation or the imposition of consent orders, resolution agreements, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could have an adverse effect on our results of operations or financial condition. Moreover, allegations of non-compliance, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm.

In addition to government regulation, privacy advocates, and industry groups may propose new and different self-regulatory standards. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. Any failure to comply with government laws or regulations that apply to our applications, including privacy and data protection laws, could subject us to liability. In addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business, operating results, or financial condition. Any actual or perceived inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations, standards, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business, operating results, or financial condition.

Furthermore, privacy concerns may cause our customers' employees to resist providing the personal data necessary to allow our customers and their employees to use our applications effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our applications in certain industries. All these legislative and regulatory initiatives may adversely affect our ability, or our customers to create, collect, receive, process, handle, maintain, store, transmit, use, or disclose demographic and personal data from their employees, which could reduce demand for our solutions.

Certain of our products and services use data-driven insights to help our clients manage their businesses more efficiently. Further, our ability to provide data-driven insights using AI or machine learning may also be constrained by current or future regulatory requirements, statutes or ethical considerations that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways.

Adverse tax laws or regulations could be enacted, or existing laws could be applied in a manner adverse to us or our customers, which could increase the costs of our solutions and applications and could adversely affect our business, operating results, or financial condition.

As a vendor of services, we are ordinarily held responsible by taxing authorities for collecting and paying any applicable sales, use or other taxes. Additionally, the application of federal, state, and local tax laws to services provided electronically like ours is evolving. New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services and applications provided over the internet. These enactments could adversely affect our sales activity, due to the inherent cost increase the taxes would represent, and could adversely affect our business, operating results, or financial condition.

Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities in order to determine how to comply with that state's rules and regulations. We cannot ensure that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties and substantial interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, thereby adversely affecting our business, operating results, or financial condition. Additionally, the imposition of such taxes on us would effectively increase the cost of our software and services we provide to customers and would likely have a negative impact on our ability to retain existing customers or to gain new customers in the jurisdictions in which such taxes are imposed.

We are involved in litigation from time to time arising from the operation of our business and, as such, we could incur substantial judgments, fines, legal fees or other costs.

We are sometimes the subject of complaints or litigation from customers, employees, or other third parties for various actions. For example, customers use our products in connection with the preparation and filing of tax returns and other regulatory reports. If any of our products contain errors that produce inaccurate results upon which users rely, or cause users to misfile or fail to file required information, we could be subject to liability claims from users. Our cloud and maintenance renewal agreements with our customers typically contain provisions intended to limit our exposure to such claims, but such provisions may not be effective in limiting our exposure. Contractual limitations we use may not be enforceable and may not provide us with adequate protection against product liability claims in certain jurisdictions. A successful claim for product or service liability brought against us could result in substantial cost to us and divert management's attention from our operations. We are also, from time to time, involved in litigation involving claims related to, among other things, breach of contract, tortious conduct, data security and privacy matters, intellectual property matters and employment and labor law matters. The damages sought against us in some of these litigation proceedings could be substantial. Although we maintain liability insurance for some litigation claims, if one or more of the claims were to greatly exceed our insurance coverage limits or if our insurance policies do not cover a claim, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business and reputation may be adversely impacted if we fail to comply with anti-corruption laws and regulations, economic and trade sanctions, anti-money laundering laws and regulations, and similar laws.

We are subject to the Foreign Corrupt Practices Act and other similar laws and regulations concerning bribery and corruption, which prohibit improper payments or offers of payments to government officials and politicians, and in some cases, to other persons, for the purpose of obtaining or retaining business. We are also required to comply with the economic sanctions and embargo programs administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and similar governmental agencies and multi-national bodies worldwide, which prohibit or restrict transactions or dealings with specified countries, their governments and, in certain circumstances, their nationals, and with individuals and entities that are designated by these authorities. In addition, some of our businesses and entities are subject to anti-money laundering laws and regulations, including, for example, The Bank Secrecy Act of 1970, as amended. As we seek to expand our international operations, we may face additional risks in regards to compliance with foreign laws and regulations related to economic sanctions, anti-corruption, and anti-money-laundering. A violation of any applicable anti-corruption laws or regulations, sanctions or embargo programs, or anti-money laundering laws or regulations, could subject us, and individual employees, to a regulatory enforcement action as well as significant civil and criminal penalties which could adversely impact our business and operations and our reputation.

Risks Relating to Our Indebtedness

Our level of indebtedness may increase and adversely affect our business, growth prospects, and financial condition, as well as our ability to raise additional capital on favorable terms, which could, in turn, hinder our ability to expand our operations and invest in our business and new technologies.

As of June 30, 2024, we had no outstanding debt and $200.0 million of available borrowing capacity under our senior secured revolving credit facility (see Note 9 to our Consolidated Financial Statements - "Debt Agreements and Letters of Credit"). To the extent that our cash flows from operations are not sufficient to meet our current and future financial obligations, including funding our operations and capital expenditures, our level of indebtedness may increase from time to time. Borrowings under the credit facility are secured by first-priority perfected security interests in substantially all of our assets and the assets of our domestic subsidiaries, subject to permitted liens and other exceptions. In addition, the agreement under which the credit facility is provided to us contains affirmative and negative financial covenants and other restrictions and limitations that could have important consequences to us, including restricting our ability to pursue significant business opportunities and to engage in other actions that we may believe are advisable or necessary for our business. The breach of any of these covenants or restrictions could result in a default under our credit agreements that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay our debt, creditors would have the right to proceed against the collateral securing the debt. In any such case, we may be unable to borrow under our credit facility and may not be able to repay the amounts due. This could have serious consequences to our business, financial condition and results of operations and could cause us to become bankrupt or insolvent.

Although the credit agreement contains restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of additional indebtedness and liens we may be permitted to incur in compliance with these restrictions could be substantial. Incurring substantial additional indebtedness could further exacerbate the risks associated with our level of indebtedness.

Our ability to make scheduled payments or to refinance our outstanding debt obligations depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic, and other factors beyond our control, including those discussed under "Risks Related to Our Business, Products, and Operations" above. Additionally, fluctuations in interest rates could increase our borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on any outstanding indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and may be required to sell material assets or operations to attempt to meet our debt service obligations. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

If we need to raise additional capital, we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios, or restrict our ability to pay dividends or make acquisitions, or other investments. If we issue additional equity, our security holders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

• Develop and enhance our products and solutions.

• Continue to expand our product development, sales, and marketing organizations.

• Hire, train, and retain employees.

• Respond to competitive pressures or unanticipated working capital requirements.

• Pursue acquisition opportunities.

If our ability to expand our operations and invest in our business and new technologies is hindered, our ability to compete successfully could be reduced, which, in turn, could have an adverse effect on our business and results of operations.

Risks Relating to Our Common Stock

The Apax Funds control us, and their interests may conflict with ours or yours in the future.

The Apax Funds, through their control of Pride Aggregator, L.P. ("Pride Aggregator"), beneficially owned approximately 96,140,927 shares of our common stock, or 53.8% of our outstanding shares of common stock, at August 21, 2024. This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. By virtue of holding a majority of our outstanding common stock, the Apax Funds are able to exercise influence over matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit the ability of our other stockholders to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other stockholders.

In addition, we have entered into a Director Nomination Agreement with Pride Aggregator that provides the Apax Funds, through their control of Pride Aggregator, the right to designate: (i) all of the nominees for election to our Board for so long as it beneficially owns at least 40% of the total number of shares of our common stock beneficially owned by it upon completion of our IPO (the "Original Amount"); (ii) 40% of the nominees for election to our Board for so long as it beneficially owns less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as it beneficially owns less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our Board for so long as it beneficially owns less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as it beneficially owns at least 5% of the Original Amount. The Director Nomination Agreement also provides the Apax Funds with certain consent rights so long as it owns at least 5% of the Original Amount. Additionally, the Director Nomination Agreement also prohibits us from increasing or decreasing the size of our Board without the consent of the Apax Funds for so long as they beneficially own at least 5% of our outstanding shares of capital stock entitled to vote generally in the election of directors.

Apax Partners and its affiliates engage in a broad spectrum of activities, including investments in the software industry generally. In the ordinary course of their business activities, Apax Partners and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation that became effective in connection with the closing of our IPO provides that none of Apax Partners, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Apax Partners also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Apax Partners may have an interest in pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We are currently a "controlled company" within the meaning of the Nasdaq's listing rules and, as a result, we qualify for, and rely on, exemptions from certain corporate governance requirements. You may not have the same protections as those afforded to stockholders of companies that are subject to all of Nasdaq's corporate governance requirements.

The Apax Funds, through their control of Pride Aggregator, controls a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of Nasdaq's listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- The requirement that a majority of our Board consist of independent directors.

- The requirement that we have a nominations committee that is composed entirely of independent directors.

- The requirement that we have a compensation committee that is composed entirely of independent directors.

From time to time we may rely on certain of these exemptions. As a result, neither our Compensation and Benefits Committee nor our Nominating and Governance Committee consists entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Provisions of our organizational documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to the Apax Funds' beneficial ownership, our certificate of incorporation and bylaws and the Delaware General Corporation Law (the "DGCL") contain provisions that could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

- These provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders.

- These provisions provide for a classified Board of Directors with staggered three-year terms.

- These provisions provide that, at any time when the Apax Funds beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least $66\frac{2}{3}$% in voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.

- These provisions prohibit stockholder action by written consent from and after the date on which the Apax Funds beneficially own, in the aggregate, less than 35% in voting power of our capital stock entitled to vote generally in the election of directors.

- These provisions provide that for as long as the Apax Funds beneficially own, in the aggregate, at least 50% in voting power of our capital stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the then outstanding shares of our capital stock, and at any time when the Apax Funds beneficially own, in the aggregate, less than 50% in voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least $66\frac{2}{3}$% in voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.

- These provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when the Apax Funds beneficially own, in the aggregate, at least 5% in voting power of all the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to any nominations and/or proposals brought by them.

Our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL, and prevents us from engaging in a business combination with a person (excluding the Apax Funds and any of their direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% in voting power of our then-outstanding capital stock over a period of three years, unless board or stockholder approval is obtained prior to the acquisition. These provisions could discourage, delay or prevent a transaction involving a change in control of us. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws, and the DGCL could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations and result in a diversion of the time and resources of our employees, management, and Board of Directors.

Our operating results and stock price may be volatile.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including the factors mentioned throughout this section.

A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. There were 178,822,115 outstanding shares of our common stock as of August 21, 2024. The market price of our stock could decline if the holders of shares sell them or are perceived by the market as intending to sell them.

We have no current plans to pay regular cash dividends on our common stock and you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be in the future, limited by covenants of indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board of Directors will have the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our outstanding common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness, and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

General Risks

If we are unable to maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. Compliance with these public company requirements will make some activities more time-consuming, costly, and complicated. If we identify material weaknesses in our internal controls over financial reporting or if we are unable to assert that our internal controls over financial reporting are effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own our corporate headquarters in Cincinnati, Ohio, which occupies 135,577 square feet. We also lease space in data centers in Ohio and Illinois, space in Texas for our distribution center as well as office space in Serbia. We believe that these facilities are suitable for our current operations, and upon the expiration of the terms of the leases, we believe we could renew these leases or find suitable space elsewhere on acceptable terms.

Item 3. Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or taken together would have a material adverse effect on our business, financial condition, or liquidity. For additional information, see Note 18 to our Consolidated Financial Statements - "Commitments and Contingencies."

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

On July 21, 2021, our common stock began trading on NASDAQ under the ticker symbol "PYCR." Prior to that, there was no public trading market for our common stock.

As of August 21, 2024, there were 91 holders of record of our common stock. This figure does not include "street" holders whose shares of our common stock are held of record by banks, brokers and other financial institutions.

Dividend Policy

Since our IPO, we have not declared or paid any cash dividends on our common stock, and we do not intend to in the foreseeable future. We are a holding company that does not conduct any business operations on our own. As a result, our ability to pay cash dividends on our common stock, if any, is dependent upon cash dividends and distributions and other transfers from Paycor, Inc., our operating subsidiary ("Paycor"). In addition, any amounts available to us to pay cash dividends would be subject to the covenants and restrictions in Paycor's credit agreement. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, operating results, legal and contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

Stock Performance Graph

The following performance graph shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any of our other filings under the Exchange Act or the Securities Act.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Index and the S&P 1500 Application Software Index. The graph assumes an initial investment of $100 in our common stock at the market close on July 21, 2021, our initial trading day. Data for the S&P 500 Index and the S&P 1500 Application Software Index assumes reinvestment of dividends.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this report. This discussion and analysis reflects our historical results of operations and financial position. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements because of various factors, including those discussed elsewhere in this report, particularly "Note Regarding Forward-Looking Statements" and Item 1A. "Risk Factors," and in our other filings with the Securities and Exchange Commission ("SEC").

Unless we state otherwise or the context otherwise requires, the terms "we," "us," and "our" and similar references refer to the Company and its consolidated subsidiaries.

For comparisons of our results of operations for the fiscal years ended June 30, 2024 and 2023, refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on August 28, 2023 ("2023 Form 10-K").

Overview

We are a leading provider of human capital management ("HCM") software. Our solutions target small and medium-sized businesses with tens to thousands of employees. Our unified, cloud-based platform is designed to empower leaders to build winning teams by modernizing people management. Our Software-as-a-Service ("SaaS") HCM solution automates routine management tasks so frontline leaders can focus on the key elements that drive business performance and employee engagement, such as goal setting, coaching, and talent development. Our comprehensive suite of solutions enables organizations to streamline administrative workflows and achieve regulatory compliance while serving as the single, secure system of record for employee data. Our modern, extensible platform is augmented by industry-specific domain expertise and offers award-winning ease-of-use with an intuitive user experience and deep third-party integrations. As of June 30, 2024, over 30,000 customers across all 50 states trusted us to empower their leaders to build winning teams.

Our Business Model

Our revenue is almost entirely recurring in nature and largely attributable to the sale of SaaS subscriptions of our cloud-based HCM software platform. We typically generate revenue from customers on a per-employee-per-month ("PEPM") basis whereby our revenue is derived from the number of employees of a given customer, and the amount, type, and timing of products provided to a customer's employees. As a result, we increase our recurring revenue as we add more customers and expand our HCM suite and as our customers add more employees and purchase additional product modules. Our subscription-based business model is highly recurring in nature and provides significant visibility into our future operating results. Recurring and other revenues are primarily revenues derived from the provision of our five HCM software bundles and nonrefundable implementation fees, which represented approximately 92% of total revenues for the fiscal year ended June 30, 2024. In addition, we earn interest income on funds held for clients.

Our go-to-market strategy consists of a robust organic sales and marketing engine and broad referral network of health insurance and retirement benefits brokers. We primarily market and sell our solutions through direct sales teams, which is organized into field and inside sales teams based on customer size and geography. In addition, during the fiscal year ended June 30, 2024, we launched an Embedded HCM Solution that is supported by an indirect sales team to expand our distribution model through technology and service partnerships. Prospects are driven to our website through brand awareness and demand generation. We generated more than 10.2 million unique visitors to our website during the fiscal year ended June 30, 2024.

The table below sets forth selected results of operations for the fiscal years ended June 30, 2024 and 2023.

(in thousands)	Fiscal Year Ended June 30,	
	2024	2023
Total Revenues	$ 654,948	$ 552,692
Loss from Operations	$ (55,451)	$ (104,655)
Operating Margin	(8.5)%	(18.9)%
Adjusted Operating Income*	$ 111,960	$ 82,573
Adjusted Operating Income Margin*	17.1 %	14.9 %
Net Loss	$ (58,942)	$ (93,215)

Adjusted Operating Income and Adjusted Operating Income Margin are non-U.S. GAAP ("non-GAAP") financial measures. See Non-GAAP Financial Measures below for a definition of our non-GAAP measures and reconciliations to the most closely comparable U.S. GAAP measures.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Expand Our Sales Footprint to Add New Customers

Our current customer base represents a small portion of the U.S. market for HCM and payroll solutions. We believe there is substantial opportunity to continue to broaden our customer base, particularly in the 50 most populous metropolitan statistical areas in the United States, by expanding our sales headcount and Embedded HCM Solution partners. Our ability to do so will depend on several factors, including the ability to recruit and retain qualified sales staff, the effectiveness of our products, the relative pricing of our products, our competitors' offerings, and the effectiveness of our marketing efforts.

As of June 30, 2024 and 2023, we had approximately 30,500 and 30,400 customers, respectively, representing a period-over-period increase of 0.3%. We define a customer as a parent company grouping, which may include multiple subsidiary client accounts with separate taxpayer identification numbers. As of June 30, 2024 and 2023, we had approximately 49,400 and 48,900 client accounts, respectively. We also track client accounts as it provides an alternative measure of the scale of our business and customers. We believe the number of customer employees on our platform is a key indicator of the growth of our business. We define customer employees as the number of our customers' employees at the end of any particular period. As of June 30, 2024 and 2023, we had approximately 2,673,000 and 2,504,000 customer employees, respectively.

In addition, we are focused on maintaining and expanding broker relationships to drive the acquisition of new customers through mutual referrals. Insurance and benefits brokers are trusted advisors to SMBs and are often influential in the HCM selection process. Brokers remained an integral part of our sales approach and influenced nearly 50% of field bookings during the fiscal year ended June 30, 2024.

Increase Product Penetration with Existing and New Customers

In recent years we have increasingly focused our product pricing strategy away from sales of individual products and solutions towards a simplified bundled pricing approach whereby we market multi-product offerings to our customers. We believe our cloud platform and pricing model provide much better value and predictability for our customers. This strategy has enabled us to effectively drive increased product penetration and PEPM growth at the initial point of sale, as well as stronger retention. Our "effective PEPM," which we define as recurring and other revenue for the period divided by the average number of customer employees, which we calculate as the sum of the number of customer employees at the end of each month over the period divided by the total number of months in the period, was approximately $19 and $18 for the fiscal years ended June 30, 2024 and 2023, respectively. We intend to advance this strategy by progressively expanding the breadth of features included in our product bundles. In addition to sales to new customers, there is a substantial opportunity within our existing customer base to cross-sell additional products from our portfolio, including Workforce Management, Benefits Administration, Talent Acquisition and Talent Management.

Our ability to successfully increase revenue per customer is dependent upon several factors, including the number of employees working for our customers, the number of products purchased by each of our customers, our customers' satisfaction with our solutions and support, and our ability to add new products to our suite.

We believe our ability to retain and expand our existing customers' spending on our solutions is evidenced by our net revenue retention, which was approximately 98% and 100% for the fiscal years ended June 30, 2024 and 2023, respectively. We define net revenue retention as the current quarterly period recurring revenue for the cohort of customers at the beginning of the prior year quarterly period, divided by the recurring revenue in the prior year reporting period for that same cohort. In calculating the net revenue retention for a period longer than a quarter, such as a fiscal year, we use the weighted average of the retention rates (calculated in accordance with the preceding sentence) for each applicable quarter included in such period.

Ongoing Product Innovation and Optimization

We believe that our product features and functionality are key differentiators of our offerings. We intend to continue to invest in research and development, particularly regarding the functionality of our platform, to sustain and advance our product leadership. For instance, in fiscal 2019, we acquired Ximble's scheduling solution and in fiscal 2020, we released Paycor Analytics. In fiscal 2021, we released our compensation management product and a full suite of talent management tools, including performance reviews, one-on-one coaching, objectives and key results ("OKRs") and structured goal setting. In fiscal 2022, we introduced OnDemand Pay, expense management and a Developer Portal to enhance Paycor's industry-leading interoperability, making it even easier for clients and partners to seamlessly integrate and sync data between HR and third-party systems. We also released a new payroll-based journal reporting platform to simplify complex staffing reporting requirements for nursing facilities and a predictive resignation feature providing leaders with actionable insights to identify the top drivers of employee resignation. In fiscal 2023, we acquired Talenya's intelligent candidate sourcing technology, now Paycor Smart Sourcing, and Verb, Inc.'s behavioral science-based micro-learning platform to enhance our industry-leading talent management solution with Paycor Paths. We also released AI-generated Job Descriptions, Paycor Wallet, and the COR Leadership Framework and Dashboard. As a result of these and other product launches, we have increased the total list PEPM for our full suite of products to $53 as of June 30, 2024 from $45 as of June 30, 2023. Our effective PEPM was approximately $19 and $18 for the fiscal years ended June 30, 2024 and 2023, respectively. Our ability to innovate and introduce competitive new products is dependent on our ability to recruit and retain top technical talent and invest in research and development initiatives.

Components of Results of Operations

Factors Affecting the Comparability of our Results of Operations

IPO-Related Expenses

In connection with our IPO, we incurred certain transaction-related expenses. These expenses include transaction bonuses, stock-based compensation expense associated with two Long Term Incentive Plans ("LTIPs") and outstanding performance awards under the Pride Aggregator, L.P. Management Equity Plan ("MEP"), and expenses related to the redemption of our Series A Redeemable Preferred Stock. The specifics of the LTIPs, MEP and Series A Redeemable Preferred Stock are presented below.

We granted Long Term Incentive Plan units ("LTIP Units") under the Pride Aggregator, L.P. Top Talent Incentive Plan and Sales Equity Incentive Plan. In connection with our IPO, the LTIP Units converted into the entitlement to receive a fixed number of shares of our common stock, based on the IPO price. We settled such entitlements by issuing restricted stock units, which vest on the applicable payment dates and we will recognize compensation expense over the requisite service period relating to the LTIP Units.

Under the terms of the MEP, one-half of the MEP incentive units vest based on the holder's service time. Vesting for the second half of the MEP incentive units is established based on our performance relative to the amount originally invested by Pride Aggregator, with the performance calculations defined in the MEP, which were triggered by our IPO (an implied performance condition).

Upon the closing of our IPO, and due to an election by the Apax Funds, the MEP performance-based incentive units converted to time-based incentive units ("Modified MEP Incentive Units"), with 25% vesting upon successive six month anniversary dates for the 24 months beginning on the date of the IPO. The conversion was treated as a modification for accounting purposes, and accordingly, we estimated fair value as of the modification date.

The Modified MEP Incentive Units are accounted for as equity awards and the compensation expense calculated based upon the fair value of the Modified MEP Incentive Units at the modification date is recognized as the Modified MEP Incentive Units vest. We estimate the fair value of the Modified MEP Incentive Units based upon the IPO price adjusted for a floor amount established at the grant date and other liquidation preferences in accordance with the terms of the MEP.

We redeemed the Series A Redeemable Preferred Stock in connection with, and using proceeds from, our IPO. The redemption price per share was equal to 101% of the liquidation preference, plus accrued and unpaid dividends to the redemption date, or approximately $260.0 million. See Note 12 to our Consolidated Financial Statements - "Redeemable Noncontrolling Interests" for more information.

Revenues

Recurring and Other Revenue

We derive our revenue from contractual agreements, which contain recurring and non-recurring service fees. The majority of our contracts are cancellable by the customer on 60 days' notice. We recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration that we are entitled to for those goods or services. Recurring revenue consists primarily of revenues derived from the provision of our payroll and HR-related cloud-based computing services, Workforce Management, Talent Management, Talent Acquisition and Benefits Administration. The performance obligations related to recurring services are generally satisfied monthly as services are provided, with fees charged and collected based on a PEPM basis. Recurring revenue is generally recognized as the services are provided each month.

Other revenue and non-recurring services fees consist mainly of nonrefundable implementation fees, which involve onboarding and configuring the customer within our cloud-based platform. These nonrefundable implementation fees provide certain clients with a material right to renew the contract, with revenue deferred and recognized over the period to which the material right exists. This is generally a period of 24 months from finalization of onboarding, which typically concludes within three to six months of the original booking. Deferred revenue also includes an immaterial portion related to recurring subscription services where revenue is recognized over the subscription period. Deferred revenue for these nonrefundable upfront fees and recurring subscription services was $19.3 million as of June 30, 2024, with $20.0 million of revenue recognized for the fiscal year ended June 30, 2024. Deferred revenue for these nonrefundable upfront fees and recurring subscription services was $18.7 million as of June 30, 2023, with $19.9 million of revenue recognized for the fiscal year ended June 30, 2023.

We defer certain commission costs that meet the capitalization criteria. We also capitalize certain costs to fulfill a contract related to our proprietary products if they are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered. We utilize the portfolio approach to account for both the cost of obtaining a contract and the cost of fulfilling a contract.

Capitalized costs to fulfill a contract and cost to obtain a contract are amortized over the expected period of benefit, which is generally six years based on our average client life and other qualitative factors, including rate of technological changes. We do not incur any additional costs to obtain or fulfill contracts upon renewal. We recognize additional selling and commission costs and fulfillment costs when an existing client purchases additional services. The additional costs only relate to the additional services purchased and do not relate to the renewal of previous services. We continue to expense certain costs to obtain a contract and cost to fulfill a contract if those costs do not meet the capitalization criteria.

We expect recurring and other revenue to increase as we continue to add new customer employees and sell additional products to our existing customers. See "Critical Accounting Policies—Revenue Recognition" below.

Interest Income on Funds Held for Clients

We earn interest income on funds held for clients. We generally collect substantially all funds for employee payroll payments and related taxes in advance of remittance to employees and taxing authorities. Prior to remittance to employees and taxing authorities, we generally earn interest on these funds through demand deposit accounts with financial institutions with which we have automated clearinghouse arrangements. We also earn interest by investing a portion of funds held for clients in highly liquid, investment-grade marketable securities. We expect funds held for our clients to generally grow as the employees per customer increase and as we add customers to our platform. Interest income on funds held for clients will fluctuate based on market rates of demand deposit accounts, as well as the highly liquid, investment-grade marketable securities in which we invest the client funds.

Cost of Revenues

Cost of revenues includes costs relating to the provision of ongoing customer support and implementation activities, payroll tax filing, distribution of printed checks and other materials providing our payroll and other HCM solutions. These costs primarily consist of employee-related expenses for associates who service customers, as well as third-party processing fees, delivery costs, hosting costs, and bank fees associated with client fund transfers. Costs for recurring support are generally expensed as incurred, while such costs for onboarding and configuring our products for our customers are capitalized and amortized over a period of six years.

We amortized $36.7 million and $26.1 million of capitalized contract fulfillment costs during the fiscal years ended June 30, 2024 and 2023, respectively. We expect to realize increased amortization in future periods as the total capitalized contract fulfillment costs on our balance sheet increases.

We also capitalize a portion of our internal-use software costs including external direct costs of materials and services associated with developing or obtaining internal-use software and certain payroll and payroll-related costs for associates who are directly associated with internal-use software projects, which are then generally amortized over a period of three years into cost of revenues. We amortized $41.0 million and $33.5 million of capitalized internal-use and acquired software costs during the fiscal years ended June 30, 2024 and 2023, respectively.

Our cost of revenues is expected to increase in absolute dollars as we expand our customer base. However, in the long-term we expect cost of revenues to reduce as a percentage of total revenues as our business scales.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related expenses for our direct sales and marketing staff, marketing, advertising and promotion expenses, including amortization expense associated with the exclusive naming rights to Paycor Stadium (the "Naming Rights"), home to the Cincinnati Bengals since 2000, and other related costs. We capitalize certain commission costs related to new contracts or purchases of additional services by our existing customers and amortize such items over a period of six years.

We amortized $27.5 million and $20.4 million of capitalized contract acquisition costs during the fiscal years ended June 30, 2024 and 2023, respectively. We expect to realize increased amortization in future periods as the total capitalized contract acquisition costs on our balance sheet increases.

We seek to grow our number of new customers and upsell existing customers, and therefore our sales and marketing expense is expected to continue to increase in absolute dollars as we grow our sales organization and expand our marketing activities.

General and Administrative

General and administrative expenses consist primarily of employee-related costs for our administrative, finance, accounting, legal, enterprise technology and human resources departments. Additional expenses include consulting and professional fees, occupancy costs, insurance, and other corporate expenses.

We amortized $90.0 million and $89.0 million of intangible assets, excluding acquired software amortized through cost of revenues and the Naming Rights amortized through sales and marketing, during the fiscal years ended June 30, 2024 and 2023, respectively.

We expect our general and administrative expenses to increase in absolute dollars as we grow and scale our business.

Research and Development

Research and development expenses consist primarily of employee-related expenses for our software development and product management staff. Additional expenses include costs related to the development, maintenance, quality assurance and testing of new technologies, and ongoing refinement of our existing solutions. Research and development expenses, other than internal-use software costs qualifying for capitalization, including costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred.

We capitalize a portion of our development costs related to internal-use software, which are amortized over a period of three years into cost of revenues. The timing of our capitalized development projects may affect the amount of development costs expensed in any given period. The table below sets forth the amounts of capitalized and expensed research and development costs for the following periods:

	Fiscal Years Ended June 30,	
(in thousands)	2024	2023
Capitalized software	$ 48,283	$ 39,981
Research and development expenses	$ 61,419	$ 54,263

We expect to increase our research and development expenses in absolute dollars as we continue to broaden our product offerings and extend our technological leadership by investing in the development of new technologies and introducing them to new and existing customers.

Interest Expense

Interest expense consists primarily of interest payments and accruals relating to outstanding borrowings as well as accretion expense associated with the Naming Rights liability. We expect interest expense to vary each reporting period depending on the amount of outstanding borrowings and prevailing interest rates.

Other Income (Expense)

Other income (expense) generally consists of other income and expense items outside of our normal operations, such as interest income on operating cash, realized gains or losses on the sale of certain positions of funds held for clients, change in fair value of contingent consideration, gains or losses on the extinguishment of debt and expenses relating to our financing arrangements.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated. Refer to Item 8, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II of our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, for a discussion and comparison of results for the fiscal years ended June 30, 2023 and June 30, 2022.

	Fiscal Year Ended	
(in thousands)	June 30, 2024	June 30, 2023
Consolidated Statement of Operations Data:		
Revenues:		
Recurring and other revenue	$ 602,386	$ 518,874
Interest income on funds held for clients	52,562	33,818
Total revenues	654,948	552,692
Cost of revenues	223,235	187,140
Gross profit	431,713	365,552
Operating expenses:		
Sales and marketing	223,049	212,094
General and administrative	202,696	203,850
Research and development	61,419	54,263
Total operating expenses	487,164	470,207
Loss from operations	(55,451)	(104,655)
Interest expense	(4,682)	(4,638)
Other income	418	4,630
Loss before benefit for income taxes	(59,715)	(104,663)
Income tax expense (benefit)	(773)	(11,448)
Net loss	$ (58,942)	$ (93,215)

Comparison of the Fiscal Years Ended June 30, 2024 and June 30, 2023

Revenues

	Fiscal Year Ended			
(in thousands)	June 30, 2024	June 30, 2023	$ Change	% Change
Revenues:				
Recurring and other revenue	$ 602,386	$ 518,874	$ 83,512	16 %
Interest income on funds held for clients	52,562	33,818	18,744	55 %
Total revenues	$ 654,948	$ 552,692	$ 102,256	19 %

Total revenues for the fiscal years ended June 30, 2024 and 2023 were $654.9 million and $552.7 million, respectively. For the fiscal years ended June 30, 2024 and 2023, recurring and other revenue accounted for $602.4 million and $518.9 million, respectively, of total revenues. Additionally, interest income on funds held for clients accounted for $52.6 million and $33.8 million, respectively, for the fiscal years ended June 30, 2024 and 2023. Total revenues increased over the prior year period primarily as a result of an increase in customer employees and effective PEPM, driving $47.2 million and $36.3 million of increased revenue, respectively, as well as a $18.7 million increase in interest income on funds held for clients.

Interest income on funds held for clients increased primarily as a result of higher average daily balances for funds held due to the addition of customer employees and higher average interest rates across our portfolio of debt-security investments. Average client funds balance for the fiscal years ended June 30, 2024 and 2023 were $1,140.8 million and $1,044.1 million, respectively.

Cost of Revenues

(in thousands)	Fiscal Year Ended		$ Change	% Change
	June 30, 2024	June 30, 2023		
Cost of revenues	$ 223,235	$ 187,140	$ 36,095	19 %
Percentage of total revenues	34 %	34 %		
Gross profit	$ 431,713	$ 365,552	$ 66,161	18 %
Percentage of total revenues	66 %	66 %		

Total cost of revenues for the fiscal years ended June 30, 2024 and 2023 were $223.2 million and $187.1 million, respectively. Our total cost of revenues increased primarily as a result of a $16.0 million increase in employee-related costs to support new customers, including a $1.7 million decrease in stock-based compensation expense, a $10.6 million increase in amortization of deferred contract costs, and a $9.3 million increase in amortization expense relating to capitalized software.

Operating Expenses

Sales and Marketing

(in thousands)	Fiscal Year Ended		$ Change	% Change
	June 30, 2024	June 30, 2023		
Sales and marketing	$ 223,049	$ 212,094	$ 10,955	5 %
Percentage of total revenues	34 %	38 %		

Sales and marketing expenses for the fiscal years ended June 30, 2024 and 2023 were $223.0 million and $212.1 million, respectively. The increase in sales and marketing expenses was primarily the result of a $7.1 million increase in amortization expense associated with costs to obtain a contract, a $4.4 million increase in amortization expense associated with the Naming Rights and advertising expenses, and a $1.9 million increase in employee-related costs, including a $11.5 million decrease in stock-based compensation expense, partially offset by a $2.6 million decrease in travel related expenses.

General and Administrative

(in thousands)	Fiscal Year Ended		$ Change	% Change
	June 30, 2024	June 30, 2023		
General and administrative	$ 202,696	$ 203,850	$ (1,154)	(1)%
Percentage of total revenues	31 %	37 %		

General and administrative expenses for the fiscal years ended June 30, 2024 and 2023 were $202.7 million and $203.9 million, respectively. The decrease in general and administrative expenses was primarily driven by a $5.8 million decrease in professional services, consulting fees and other costs and a $1.7 million decrease in loss from exiting leases of certain facilities, partially offset by a $4.5 million increase in employee-related costs, a $0.9 million increase in intangible amortization expense primarily associated with asset acquisitions, including the capitalization of contingent payments, and a $0.9 million increase in licensing fees.

Research and Development

	Fiscal Year Ended			
(in thousands)	June 30, 2024	June 30, 2023	$ Change	% Change
Research and development	$ 61,419	$ 54,263	$ 7,156	13 %
Percentage of total revenues	9 %	10 %		

 Research and development expenses for the fiscal years ended June 30, 2024 and 2023 were $61.4 million and $54.3 million, respectively. The increase in research and development expenses was primarily the result of a $5.1 million increase in employee-related costs, including a $0.5 million increase in stock-based compensation, and a $2.4 million increase in licensing fees.

Interest Expense

	Fiscal Year Ended			
(in thousands)	June 30, 2024	June 30, 2023	$ Change	% Change
Interest expense	$ 4,682	$ 4,638	$ 44	1 %
Percentage of total revenues	<1 %	<1 %		

 Interest expense for both of the fiscal years ended June 30, 2024 and 2023 was $4.7 million. Interest expense primarily consisted of accretion expense associated with the Naming Rights Agreement.

Other income

	Fiscal Year Ended			
(in thousands)	June 30, 2024	June 30, 2023	$ Change	% Change
Other income	$ 418	$ 4,630	$ (4,212)	(91)%

 Other income for the fiscal years ended June 30, 2024 and 2023 was $0.4 million and $4.6 million, respectively. Other income for the fiscal years ended June 30, 2024 primarily consisted of interest income earned on operating cash, partially offset by the change in fair value of the contingent consideration related to the acquisition of Talenya. Other income for the fiscal years ended June 30, 2023 primarily consisted of interest income earned on operating cash.

Income tax benefit

 Income tax benefit for the fiscal years ended June 30, 2024 and 2023 was $0.8 million and $11.4 million, respectively, reflecting effective tax rates for those periods of 1.3% and 10.9%, respectively. The decrease in income tax benefit is primarily related a lower loss before benefit for income taxes recognized for the current period and expansion into a non-United States territory at a higher than United States tax rate.

Non-GAAP Financial Measures

 In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with our past financial performance and assists in comparisons with other companies, some of which may use similar non-GAAP financial measures to supplement their U.S. GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures.

Adjusted Gross Profit and Adjusted Gross Profit Margin

We define Adjusted Gross Profit as gross profit before amortization of intangible assets and stock-based compensation expense, in each case that are included in costs of revenues. We define Adjusted Gross Profit Margin as Adjusted Gross Profit divided by total revenues.

We use Adjusted Gross Profit and Adjusted Gross Profit Margin to understand and evaluate our core operating performance and trends. We believe these metrics are useful measures to us and to our investors to assist in evaluating our core operating performance because it provides consistency and direct comparability with our past financial performance and between fiscal periods, as the metrics eliminate the effects of variability of items, such as stock-based compensation expense and amortization of intangible assets, which are non-cash expenses that may fluctuate for reasons unrelated to overall operating performance.

Adjusted Gross Profit and Adjusted Gross Profit Margin have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP and should not be considered as replacements for gross profit and gross profit margin, as determined by U.S. GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our U.S. GAAP results and using non-GAAP measures only for supplemental purposes.

Adjusted Gross Profit was $442.6 million and $380.0 million, or 67.6% and 68.7% of total revenues, for the fiscal years ended June 30, 2024 and 2023, respectively. Adjusted Gross Profit increased for the fiscal year ended June 30, 2024, primarily driven by the increase in total revenues from customer growth, partially offset by additional employee-related costs to support new customers, amortization of costs to fulfill contracts within cost of revenues and amortization of capitalized software.

(in thousands)	Fiscal Year Ended	
	June 30, 2024	June 30, 2023
Gross Profit*	$ 431,713	$ 365,552
Gross Profit Margin	65.9 %	66.1 %
Amortization of intangible assets	3,562	5,326
Stock-based compensation expense	7,333	9,077
Adjusted Gross Profit*	$ 442,608	$ 379,955
Adjusted Gross Profit Margin	67.6 %	68.7 %

* *Gross Profit and Adjusted Gross Profit were burdened by depreciation expense of $2.3 million and $1.8 million for the fiscal years ended June 30, 2024 and 2023, respectively. Gross Profit and Adjusted Gross Profit were burdened by amortization of capitalized software of $37.4 million and $28.1 million for the fiscal years ended June 30, 2024 and 2023, respectively. Gross Profit and Adjusted Gross Profit were burdened by amortization of deferred contract costs of $36.7 million and $26.1 million for the fiscal years ended June 30, 2024 and 2023, respectively.*

Adjusted Operating Income

We define Adjusted Operating Income as income (loss) from operations before amortization of acquired intangible assets and Naming Rights, stock-based compensation expense, exit costs due to exiting leases of certain facilities and other certain corporate expenses, such as costs related to secondary offerings, professional, consulting and other costs and acquisition costs. We define Adjusted Operating Income Margin as Adjusted Operating Income divided by total revenues.

We use Adjusted Operating Income and Adjusted Operating Income Margin to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted Operating Income and Adjusted Operating Income Margin facilitate comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with U.S. GAAP, help provide a broader picture of factors and trends affecting our results of operations. While the amortization expense relating to intangible assets is excluded from Adjusted Operating Income, the revenue related to such intangible assets is reflected in Adjusted Operating Income as these assets contribute to our revenue generation.

Adjusted Operating Income and Adjusted Operating Income Margin have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. Because of these limitations, Adjusted Operating Income and Adjusted Operating Income Margin should not be considered as replacements for operating income (loss) and operating income (loss) margin, as determined by U.S. GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our U.S. GAAP results and using non-GAAP measures only for supplemental purposes.

Adjusted Operating Income was $112.0 million and $82.6 million for the fiscal years ended June 30, 2024 and 2023, respectively. Adjusted Operating Income increased for the fiscal year ended June 30, 2024, primarily driven by an increase in total revenues, partially offset by continued investment in employee-related costs to support new customers, expand our sales coverage, and develop our products, as well as increased amortization related to deferred contract costs and capitalized software.

	Fiscal Year Ended	
(in thousands)	June 30, 2024	June 30, 2023
Loss from Operations	$ (55,451)	$ (104,655)
Operating Margin	(8.5)%	(18.9)%
Amortization of intangible assets	97,819	98,248
Stock-based compensation expense	65,443	78,225
(Gain) loss on lease exit*	(16)	1,789
Corporate adjustments**	4,165	8,966
Adjusted Operating Income	$ 111,960	$ 82,573
Adjusted Operating Income Margin	17.1 %	14.9 %

*   *Represents exit costs due to exiting leases of certain facilities.*

**   *Corporate adjustments for the fiscal year ended June 30, 2024 relate to legal and other costs borne by the Company in connection with secondary offerings by the Apax Funds of $1.5 million and professional, consulting, and other costs of $2.6 million. Corporate adjustments for the fiscal year ended June 30, 2023 relate to legal and other costs associated with secondary offerings by Apax Funds of $2.2 million, professional, consulting, and other costs of $4.3 million, and acquisition costs of $2.5 million.*

Adjusted Operating Expenses

We define Adjusted Sales and Marketing expense as sales and marketing expenses before amortization of Naming Rights and stock-based compensation expense. We define Adjusted General and Administrative expense as general and administrative expenses before amortization of acquired intangible assets, stock-based compensation expense, exit costs due to exiting leases of certain facilities and other certain corporate expenses, such as costs related to secondary offerings, professional, consulting, and other costs and acquisition costs. We define Adjusted Research and Development expense as research and development expenses before stock-based compensation expense.

We use Adjusted Sales and Marketing expense, Adjusted General and Administrative expense and Adjusted Research and Development expense (collectively, "Adjusted Operating Expenses") to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted Operating Expenses facilitate comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with U.S. GAAP, help provide a broader picture of factors and trends affecting our results of operations.

Adjusted Operating Expenses have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. Because of these limitations, Adjusted Operating Expenses should not be considered as replacements for operating expenses, as determined by U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using non-GAAP measures only for supplemental purposes.

Adjusted Sales and Marketing expense was $197.9 million and $175.8 million for the fiscal years ended June 30, 2024 and 2023. Adjusted Sales and Marketing expenses increased for the fiscal year ended June 30, 2024, primarily driven by expanding our sales coverage, an increase in advertising expense, an increase in amortization of costs to obtain contracts. and an increase in licensing fees.

Adjusted General and Administrative expense was $81.4 million and $77.0 million for the fiscal years ended June 30, 2024 and 2023. Adjusted General and Administrative expenses increased for the fiscal year ended June 30, 2024, primarily driven by additional employee-related costs.

Adjusted Research and Development expense was $51.3 million and $44.6 million for the fiscal years ended June 30, 2024 and 2023, respectively. Adjusted Research and Development expenses increased for the fiscal year ended June 30, 2024, primarily driven by an increase in employee-related costs and an increase in licensing fees.

	Fiscal Year Ended	
(in thousands)	June 30, 2024	June 30, 2023
Sales and Marketing expense	$ 223,049	$ 212,094
Amortization of intangible assets	(4,235)	(3,882)
Stock-based compensation expense	(20,905)	(32,444)
Adjusted Sales and Marketing expense	$ 197,909	$ 175,768
General and Administrative expense	$ 202,696	$ 203,850
Amortization of intangible assets	(90,023)	(89,040)
Stock-based compensation expense	(27,078)	(27,056)
Gain (loss) on lease exit*	16	(1,789)
Corporate adjustments**	(4,165)	(8,966)
Adjusted General and Administrative expense	$ 81,446	$ 76,999
Research and Development expense	$ 61,419	$ 54,263
Stock-based compensation expense	(10,126)	(9,648)
Adjusted Research and Development expense	$ 51,293	$ 44,615

* *Represents exit costs due to exiting leases of certain facilities.*
** *Corporate adjustments for the fiscal year ended June 30, 2024 relate to legal and other costs borne by the Company in connection with secondary offerings by the Apax Funds of $1.5 million and professional, consulting, and other costs of $2.6 million. Corporate adjustments for the fiscal year ended June 30, 2023 relate to legal and other costs associated with secondary offerings by Apax Funds of $2.2 million, professional, consulting, and other costs of $4.3 million, and acquisition costs of $2.5 million.*

Adjusted Net Income Attributable to Paycor HCM, Inc. ***and Adjusted Net Income*** Attributable to Paycor HCM, Inc. ***Per Share***

We define Adjusted Net Income Attributable to Paycor HCM, Inc. as income (loss) before expense (benefit) for income tax after adjusting for amortization of acquired intangible assets and Naming Rights, accretion expense associated with the Naming Rights, stock-based compensation expense, change in fair value of contingent consideration, exit costs due to exiting leases of certain facilities and other certain corporate expenses, such as costs related to secondary offerings, professional, consulting, and other costs and acquisitions, all of which are tax effected by applying an adjusted effective income tax rate. We define Adjusted Net Income Attributable to Paycor HCM, Inc. Per Share as Adjusted Net Income divided by adjusted shares outstanding. Adjusted shares outstanding includes potentially dilutive securities excluded from the U.S. GAAP dilutive net loss per share calculation.

We use Adjusted Net Income Attributable to Paycor HCM, Inc. and Adjusted Net Income Attributable to Paycor HCM, Inc. Per Share to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted Net Income Attributable to Paycor HCM, Inc. and Adjusted Net Income Attributable to Paycor HCM, Inc. Per Share facilitate comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with U.S. GAAP, help provide a broader picture of factors and trends affecting our results of operations. While the amortization expense relating to intangible assets is excluded from Adjusted Net Income Attributable to Paycor HCM, Inc., the revenue related to such intangible assets is reflected in Adjusted Net Income Attributable to Paycor HCM, Inc. as these assets contribute to our revenue generation.

Adjusted Net Income Attributable to Paycor HCM, Inc. and Adjusted Net Income Attributable to Paycor HCM, Inc. Per Share have limitations as analytical tools, and you should not consider these in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Because of these limitations, Adjusted Net Income Attributable to Paycor HCM, Inc. should not be considered as a replacement for Net Income (Loss), and Adjusted Net Income Attributable to Paycor HCM, Inc. Per Share should not be considered as a replacement for diluted net income (loss) per share, as determined by U.S. GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our U.S. GAAP results and using non-GAAP measures only for supplemental purposes.

Adjusted Net Income Attributable to Paycor HCM, Inc. was $89.4 million and $66.8 million for the fiscal years ended June 30, 2024 and 2023, respectively. Adjusted Net Income Attributable to Paycor HCM, Inc. increased for the fiscal year ended June 30, 2024, primarily driven by an increase in total revenues, partially offset by continued investment in employee-related costs to support new customers, expand our sales coverage, and develop our products, as well as increased amortization related to deferred contract costs and capitalized software.

	Fiscal Year Ended	
(in thousands)	June 30, 2024	June 30, 2023
Net loss before benefit for income taxes	$ (59,715)	$ (104,663)
Amortization of intangible assets	97,819	98,248
Naming rights accretion expense	4,072	4,228
Change in fair value of contingent consideration	4,326	—
Stock-based compensation expense	65,443	78,225
Loss (gain) on lease exit*	(16)	1,789
Corporate adjustments**	4,165	8,966
Non-GAAP adjusted income before applicable income taxes	116,094	86,793
Income tax effect on adjustments***	(26,702)	(19,962)
Adjusted Net Income Attributable to Paycor HCM, Inc.	$ 89,392	$ 66,831
Adjusted Net Income Attributable to Paycor HCM, Inc. Per Share	$ 0.50	$ 0.38
Adjusted shares outstanding****	177,912,794	176,361,654

*   *Represents exit costs due to exiting leases of certain facilities.*

**   *Corporate adjustments for the fiscal year ended June 30, 2024 relate to legal and other costs borne by the Company in connection with secondary offerings by the Apax Funds of $1.5 million and professional, consulting, and other costs of $2.6 million. Corporate adjustments for the fiscal year ended June 30, 2023 relate to legal and other costs associated with secondary offerings by Apax Funds of $2.2 million, professional, consulting, and other costs of $4.3 million, and acquisition costs of $2.5 million.*

***   *Non-GAAP adjusted income before applicable income taxes is tax effected using an adjusted effective tax rate of 23.0% for the fiscal year ended June 30, 2024 and 2023, respectively.*

****   *The adjusted shares outstanding for the fiscal year ended June 30, 2024 and 2023, respectively, are based on the if-converted method and include potentially dilutive securities that are excluded from the U.S. GAAP dilutive net income per share calculation because including them would have an anti-dilutive effect.*

Liquidity and Capital Resources

General

As of June 30, 2024, our principal sources of liquidity were cash and cash equivalents totaling $118.0 million, which was held for working capital purposes, as well as $200.0 million of borrowing capacity available under our revolving credit facility, described further below. As of June 30, 2024, our cash and cash equivalents principally included demand deposit accounts. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have historically financed our operations primarily through cash received from operations and debt financing and, more recently, with the issuance of equity in our initial public offering. We believe our existing cash and cash equivalents, borrowings available under our revolving credit facility and cash provided by sales of our solutions and services will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, and the introduction of new and enhanced products and services offerings. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

The majority of the Company's recurring fees are satisfied over time as the services are provided and invoiced by the customer payroll processing period or by month. The Company recognizes deferred revenue for nonrefundable upfront fees as well as for subscription services related to certain ancillary products invoiced prior to the satisfaction of the performance obligation. As of June 30, 2024, we had deferred revenue of $19.3 million, of which $13.6 million was recorded as a current liability and is expected to be recorded as revenue in the next twelve months, provided all other revenue recognition criteria have been met.

Revolving Credit Facility

Paycor, Inc. is party to a credit agreement (as amended, the "Credit Agreement") with PNC Bank, National Association ("PNC"), Fifth Third, National Association, and other lenders, providing a $200.0 million senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility includes an "accordion feature" that allows us, under certain circumstances, to increase the size of the Revolving Credit Facility by an additional principal amount of up to $200.0 million, with a resulting maximum principal amount of $400.0 million, subject to the participating lenders electing to increase their commitments or new lenders being added to the Credit Agreement. The Revolving Credit Facility will mature on June 11, 2026.

Borrowings under the Revolving Credit Facility, if any, have variable interest rates. During the periods covered by this report, the variable interest rates were equal to, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the PNC prime rate and (b) the Federal funds rate plus 0.50% or (ii) in the case of Eurocurrency borrowings, the applicable term Secured Overnight Financing Rate (as adjusted, "Benchmark Replacement SOFR"), plus, in each case, an applicable margin of (i) in the case of ABR borrowings, 0.375% per annum or (ii) in the case of Eurocurrency borrowings, 1.375% per annum, in each case, with step downs based on achievement of certain total leverage ratios. In accordance with the Credit Agreement, on June 30, 2023, our benchmark reference rate changed from LIBOR to SOFR as a result of LIBOR ceasing publication.

The Credit Agreement contains financial covenants, which are reviewed for compliance on a quarterly basis, including a total leverage ratio financial covenant of 3.50 to 1.00 and an interest coverage ratio financial covenant of 3.00 to 1.00. As of June 30, 2024, the Company was compliant with all covenants under the Credit Agreement.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the fiscal years ended June 30, 2024 and 2023.

	Fiscal Year Ended	
(in thousands)	June 30, 2024	June 30, 2023
Net cash provided by operating activities	$ 89,995	$ 48,115
Net cash used in investing activities	(108,920)	(192,962)
Net cash provided by (used in) financing activities	50,468	(659,048)
Impact of foreign exchange on cash and cash equivalents	(9)	18
Net change in cash and cash equivalents	31,534	(803,877)
Cash and cash equivalents at beginning of period	879,046	1,682,923
Cash and cash equivalents at end of period	$ 910,580	$ 879,046

Operating Activities

Net cash provided by operating activities was $90.0 million and $48.1 million for the fiscal years ended June 30, 2024 and 2023, respectively. The change in net cash provided by operating activities for the fiscal year ended June 30, 2024 is primarily attributable to a decrease in net loss.

Investing Activities

Net cash used in investing activities was $108.9 million and $193.0 million, for the fiscal years ended June 30, 2024 and 2023, respectively. The change in investing activities for the fiscal year ended June 30, 2024 was primarily attributable to the timing of proceeds and purchases within our client funds portfolio and a decrease in cash outlay related to acquisitions, partially offset with an increase in internally developed software costs.

Financing Activities

Net cash provided by financing activities was $50.5 million for the fiscal year ended June 30, 2024 and consisted primarily of an increase in funds held to satisfy client fund obligations. Net cash used in financing activities was $659.0 million for the fiscal year ended June 30, 2023 and consisted primarily of a decrease in funds held to satisfy client fund obligations.

Contractual Obligations and Commitments

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of June 30, 2024:

(in thousands)	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 years
Revolving credit facility	$ —	$ —	$ —	$ —	$ —
Operating lease obligations	21,063	5,205	8,268	2,175	5,415
Capital lease obligations	3,152	1,233	1,919	—	—
Purchase obligations [(1)]	187,944	40,373	42,650	24,190	80,731
Total	$ 212,159	$ 46,811	$ 52,837	$ 26,365	$ 86,146

_____

[(1)] Purchase obligations include our estimate of the minimum outstanding commitments under purchase orders to buy goods and services and legally binding contractual arrangements with future payment obligations. These obligations primarily include the Naming Rights Agreement, sponsorship agreements, software licensing, and support services.

Impact of Inflation

While inflation may impact our revenues and costs of revenues, we believe the effects of inflation, if any, have not had a direct, material impact on our results of operations and financial condition to date. Nonetheless, if our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. There can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

In the event the Federal Reserve were to raise interest rates to temper the rate of inflation (or for other reasons), we could potentially benefit from increased interest income on our funds held for clients balance invested at higher interest rates. However, the cost to us of any future borrowings under the Revolving Credit Facility would increase in a rising interest rate environment since borrowings under the Revolving Credit Facility bear interest at a variable rate at the Company's option based on certain benchmark interest rates (e.g., the Federal funds rate or Benchmark Replacement SOFR), plus an applicable margin. As of June 30, 2024, we had no outstanding borrowings under the Revolving Credit Facility.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, in connection with the completion of the IPO, we entered into indemnification agreements with our directors and certain officers and associates that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or associates. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that may be material to investors.

Critical Accounting Policies and Significant Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. See Note 2 to our Consolidated Financial Statements - "Summary of Significant Accounting Policies" included elsewhere in this report for more detailed information regarding our critical accounting policies.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to clients in an amount that reflects the consideration we are entitled to for those goods or services. We derive our revenue from contracts predominantly from recurring and non-recurring service fees. The majority of our agreements are generally cancellable by the client up to 60 days' notice.

Recurring fees are derived from payroll, workforce management, and HR-related cloud-based computing services. The majority of our recurring fees are satisfied over time as the services are provided each month. The performance obligations related to payroll services are delivered based upon the payroll frequency of the client with the fee charged and collected based on a per-employee-per-month or per employee-per-payroll basis. The performance obligations related to workforce management and HR-related services are generally satisfied each month with the fee charged and collected based on a per-employee-per-month basis. For subscription-based fees, which can include payroll, workforce management, and HR-related services, we recognize the applicable recurring fees each month with the fee charged and collected based on a per-employee-per-month basis.

Non-recurring service fees consist mainly of nonrefundable implementation fees. The implementation activities involve setting the client up and loading data into our cloud-based modules. We have determined that the nonrefundable upfront fees provide certain clients with a material right to renew the contract beyond the normal 60-day or less contractual period without payment of an additional upfront implementation fee. Implementation fees are deferred and recognized as revenue over an estimated 24 month period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service.

The Company capitalizes costs associated with obtaining and fulfilling revenue contracts. The resulting assets are recorded within deferred contract costs and long-term deferred contract costs on the consolidated balance sheets and amortized over the expected period of benefit of six years, which the Company has determined to be the estimated average customer life.

Goodwill and Intangible Assets, Net

An impairment of goodwill is recognized when the carrying amount of assets exceeds their implied fair value. The process of evaluating the potential impairment is subjective and requires the application of judgment. We perform an annual impairment review of goodwill in our fiscal fourth quarter and additional impairment reviews when events and circumstances indicate it is more likely than not that an impairment may have occurred.

In evaluating goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of our single reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance, among others.

If under the quantitative assessment, the fair value of a reporting unit is less than its carrying amount, then goodwill is written down for the amount by which the carrying amount exceeds the fair value. Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow ("DCF") analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, weighted average cost of capital, terminal values and working capital changes. The cash flow forecasts are based on approved strategic operating plans. The market approach is performed using the Guideline Public Companies method which is based on earnings multiple data.

We elected to perform a qualitative assessment during the fiscal years ended June 30, 2024 and 2023 and determined for both periods that it is not more likely than not that the fair value is less than its carrying amount.

We evaluate other intangible assets, principally consisting of acquired software, customer relationships, Naming Rights and trade names, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our other intangible assets, the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Recently Issued Accounting Standards

For a description of recently issued accounting standards, see Note 2 to our Consolidated Financial Statements - "Summary of Significant Accounting Policies - Recently Issued Accounting Standards" appearing elsewhere in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

The functional currencies of our foreign subsidiaries are generally the respective local currencies. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Canada, and Serbia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During the fiscal year ended June 30, 2024, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

As of June 30, 2024, we had cash and cash equivalents totaling $118.0 million and funds held for clients of $1,109.1 million. We deposit our cash and cash equivalents and significant portions of our funds held for clients in demand deposit accounts with various financial institutions. We invest funds held for clients in debt-security investments classified as available-for-sale consisting of U.S. Treasury Notes, direct obligations of U.S. government agencies such as the Federal Home Loan Bank, the Federal National Mortgage Association and the Federal Farm Credit Bank, high grade corporate bonds, FDIC insured certificates of deposit, and other short-term and long-term investments.

Our cash and cash equivalents and funds held for clients are subject to market risk due to changes in interest rates. A decline in interest rates would decrease our interest income earned. Additionally, an increase in interest rates may cause the market value of our investments in fixed-rate available-for-sale securities to decline. We may incur losses on our fixed-rate available-for-sale securities if we are forced to sell some or all of these securities at lower market values. However, as a result of us classifying all marketable securities as available-for-sale, no gains or losses are recognized due to changes in interest rates until such securities are sold or decreases in fair value are deemed due to expected credit losses. We have not recorded any allowance for credit impairment losses on available-for-sale securities. A 100-basis point change in interest rates would have had an immaterial effect on the market value of our available-for-sale securities as of June 30, 2024.

We are also exposed to changing Eurodollar-based interest rates. Interest rate risk is highly sensitive due to many factors, including European Union and U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Borrowings under the Revolving Credit Facility bear interest at a variable rate at the Company's option based on certain benchmark interest rates (e.g., the Federal funds rate or Benchmark Replacement SOFR), plus an applicable margin (as described in the liquidity and capital resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations above).

At June 30, 2024, we had no outstanding debt under the Revolving Credit Facility and, as a result, a 100-basis point increase or decrease in market interest rates over a twelve-month period would result in no change to interest expense.

Item 8. Financial Statements and Supplementary Data

Paycor HCM, Inc. and Subsidiaries

Index to Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Paycor HCM, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Paycor HCM, Inc. and Subsidiaries (the "Company") as of June 30, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 22, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred implementation revenue and contract costs amortization period

Description of the matter	As described further in Note 3 to the financial statements, the Company recognizes deferred revenue for nonrefundable upfront fees prior to the satisfaction of the performance obligation. The nonrefundable upfront fees related to implementation services are typically included on the client's first invoice. Implementation fees are deferred and recognized as revenue over an estimated 24-month period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service. Further, as described in Note 3 to the financial statements, the Company capitalizes costs associated with obtaining and fulfilling revenue contracts. The resulting assets are recorded within deferred contract costs and long-term deferred contract costs on the consolidated balance sheets and amortized over the expected period of benefit of six years, which the Company has determined to be the estimated average life of a client relationship.
	Auditing the Company's amortization period for its deferred implementation revenue and deferred contract costs was complex considering the materiality of the balances and the sensitivity that a change in assumption could yield a material impact on the financial statements. Auditing the estimated 24-month period to which the material right exists for deferred implementation revenue and the six-year estimated life of the Company's client relationships for deferred contract costs required significant auditor judgment in planning and executing the appropriate audit procedures.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's estimate of the amortization period for deferred implementation revenue and deferred contract costs. This involved testing controls over the completeness and accuracy of key inputs in the calculation and the review of the methodology applied by the Company in determining the amortization period.
	Our audit procedures included, among others, evaluating the methodologies used in determining the amortization periods for deferred implementation revenue and deferred contract costs. This involved performing procedures to assess the Company's method for estimation of the amortization period as well as performing procedures to assess the completeness and accuracy of the historical data used in each calculation.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2015.

Cincinnati, Ohio
August 22, 2024

Paycor HCM, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share amounts)

	June 30, 2024	June 30, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 117,958	$ 95,233
Accounts receivable, net allowance for credit losses	48,164	30,820
Deferred contract costs	70,377	54,448
Prepaid expenses	12,749	10,448
Other current assets	3,458	2,581
Current assets before funds held for clients	252,706	193,530
Funds held for clients	1,109,136	1,049,156
Total current assets	1,361,842	1,242,686
Property and equipment, net	35,220	34,573
Operating lease right-of-use assets	14,417	16,834
Goodwill	766,653	767,738
Intangible assets, net	171,493	260,472
Capitalized software, net	67,376	53,983
Long-term deferred contract costs	189,826	162,657
Other long-term assets	2,566	2,232
Total assets	$ 2,609,393	$ 2,541,175
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 27,309	$ 28,350
Accrued expenses and other current liabilities	26,450	24,119
Accrued payroll and payroll related expenses	44,923	43,858
Deferred revenue	13,600	13,083
Current liabilities before client fund obligations	112,282	109,410
Client fund obligations	1,111,373	1,053,926
Total current liabilities	1,223,655	1,163,336
Deferred income taxes	16,019	18,047
Long-term operating leases	13,447	16,061
Other long-term liabilities	69,346	70,047
Total liabilities	1,322,467	1,267,491
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Common stock $0.001 par value per share, 500,000,000 shares authorized, 178,210,263 shares outstanding at June 30, 2024 and 176,535,236 shares outstanding at June 30, 2023	178	177
Treasury stock, at cost, 10,620,260 shares at June 30, 2024 and June 30, 2023	(245,074)	(245,074)
Preferred stock, $0.001 par value, 50,000,000 shares authorized, — shares outstanding at June 30, 2024 and June 30, 2023	—	—
Additional paid-in capital	2,081,668	2,011,194
Accumulated deficit	(548,437)	(489,495)
Accumulated other comprehensive loss	(1,409)	(3,118)
Total stockholders' equity	1,286,926	1,273,684
Total liabilities and stockholders' equity	$ 2,609,393	$ 2,541,175

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Paycor HCM, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except share amounts)

| | Fiscal Year Ended June 30, | | |
	2024	2023	2022
Revenues:			
Recurring and other revenue	$ 602,386	$ 518,874	$ 427,032
Interest income on funds held for clients	52,562	33,818	2,355
Total revenues	654,948	552,692	429,387
Cost of revenues	223,235	187,140	168,188
Gross profit	431,713	365,552	261,199
Operating expenses:			
Sales and marketing	223,049	212,094	170,629
General and administrative	202,696	203,850	187,050
Research and development	61,419	54,263	43,140
Total operating expenses	487,164	470,207	400,819
Loss from operations	(55,451)	(104,655)	(139,620)
Other (expense) income:			
Interest expense	(4,682)	(4,638)	(541)
Other	418	4,630	1,570
Loss before benefit for income taxes	(59,715)	(104,663)	(138,591)
Income tax expense (benefit)	(773)	(11,448)	(30,574)
Net loss	$ (58,942)	$ (93,215)	$ (108,017)
Less: Accretion of redeemable noncontrolling interests	—	—	11,621
Net loss attributable to Paycor HCM, Inc.	$ (58,942)	$ (93,215)	$ (119,638)
Basic and diluted net loss per share	$ (0.33)	$ (0.53)	$ (0.69)
Weighted average common shares outstanding:			
Basic and diluted	177,667,036	176,039,651	172,636,523

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Paycor HCM, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Loss
(in thousands)

	Fiscal Year Ended June 30,		
	2024	2023	2022
Net loss	$ (58,942)	$ (93,215)	$ (108,017)
Other comprehensive loss, net of tax:			
Unrealized loss on foreign currency translation	(206)	(120)	(297)
Unrealized gain (loss) on available-for-sale securities, net of tax	1,915	(1,217)	(2,683)
Other comprehensive income (loss), net of tax	1,709	(1,337)	(2,980)
Comprehensive loss	$ (57,233)	$ (94,552)	$ (110,997)
Less: Comprehensive income attributable to redeemable noncontrolling interests	—	—	11,621
Comprehensive loss attributable to Paycor HCM, Inc.	$ (57,233)	$ (94,552)	$ (122,618)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Paycor HCM, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Preferred Stock		Series A Preferred Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance, June 30, 2021	—	$ —	7,715	$ 262,772	141,097,740	$ 141	$ (245,074)	$ 1,133,399	$ (275,751)	$ 3,152	$ 878,639
Net loss attributable to Paycor HCM, Inc	—	—	—	—	—	—	—	—	(119,638)	—	(119,638)
Stock-based compensation expense	—	—	—	—	—	—	—	71,376	—	—	71,376
Issuance of common stock sold in the initial public offering, net of offering costs and underwriting discount	—	—	—	—	21,275,000	21	—	454,126	—	—	454,147
Conversion of Series A Preferred Stock to common stock upon initial public offering	—	—	(7,715)	(262,772)	11,705,039	12	—	262,760	—	—	—
Issuance of common stock upon vesting of restricted stock units at initial public offering	—	—	—	—	352,124	—	—	—	—	—	—
Issuance of common stock under employee stock plans	—	—	—	—	479,636	1	—	3,186	—	—	3,187
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(2,980)	(2,980)
Other	—	—	—	—	—	—	—	1,953	—	(1,953)	—
Balance, June 30, 2022	—	$ —	—	$ —	174,909,539	$ 175	$ (245,074)	$ 1,926,800	$ (395,389)	$ (1,781)	$ 1,284,731
Net loss attributable to Paycor HCM, Inc	—	—	—	—	—	—	—	—	(93,215)	—	(93,215)
Stock-based compensation expense	—	—	—	—	—	—	—	78,225	—	—	78,225
Net settlement for taxes	—	—	—	—	—	—	—	(2,459)	—	—	(2,459)
Issuance of common stock under employee stock plans	—	—	—	—	1,625,697	2	—	8,628	—	—	8,630
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,337)	(1,337)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—	(891)	—	(891)
Balance, June 30, 2023	—	$ —	—	$ —	176,535,236	$ 177	$ (245,074)	$ 2,011,194	$ (489,495)	$ (3,118)	$ 1,273,684
Net loss attributable to Paycor HCM, Inc	—	—	—	—	—	—	—	—	(58,942)	—	(58,942)
Stock-based compensation expense	—	—	—	—	—	—	—	65,443	—	—	65,443
Net settlement for taxes	—	—	—	—	—	—	—	(2,830)	—	—	(2,830)
Issuance of common stock under employee stock plans	—	—	—	—	1,675,027	1	—	7,861	—	—	7,862
Other comprehensive income	—	—	—	—	—	—	—	—	—	1,709	1,709
Balance, June 30, 2024	$ —	$ —	—	$ —	178,210,263	$ 178	$ (245,074)	$ 2,081,668	$ (548,437)	$ (1,409)	$ 1,286,926

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Paycor HCM, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended June 30,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (58,942)	$ (93,215)	$ (108,017)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	5,888	4,790	6,457
Amortization of intangible assets and software	135,238	126,357	124,016
Amortization of deferred contract costs	64,257	46,440	31,471
Stock-based compensation expense	65,443	78,225	71,376
Deferred tax benefit	(2,588)	(11,669)	(30,940)
Bad debt expense	6,945	4,715	2,085
(Gain) loss on sale of investments	(306)	217	(2)
(Gain) on installment sale	—	—	(1,359)
Loss on foreign currency exchange	272	237	309
(Gain) loss on lease exit	(16)	1,010	9,112
Naming rights accretion expense	4,072	4,228	—
Change in fair value of deferred consideration	4,326	—	(138)
Other	80	(809)	88
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(19,597)	(14,592)	(7,133)
Prepaid expenses and other assets	(122)	5,081	(2,745)
Accounts payable	(1,207)	13,091	2,015
Accrued liabilities and other	(7,051)	(16,575)	12,195
Deferred revenue	658	655	(4,877)
Deferred contract costs	(107,355)	(100,071)	(79,562)
Net cash provided by operating activities	89,995	48,115	24,351
Cash flows from investing activities:			
Purchases of client funds available-for-sale securities	(263,042)	(421,690)	(211,473)
Proceeds from sale and maturities of client funds available-for-sale securities	217,222	319,668	166,372
Purchase of property and equipment	(3,460)	(5,041)	(1,986)
Proceeds from note receivable on installment sale	—	—	3,040
Acquisition of intangible assets	(8,840)	(19,516)	(9,706)
Acquisition of businesses, net of cash acquired	12	(24,126)	—
Internally developed software costs	(50,812)	(42,257)	(30,797)
Net cash used in investing activities	(108,920)	(192,962)	(84,550)
Cash flows from financing activities:			
Net change in cash and cash equivalents held to satisfy client funds obligations	50,211	(664,235)	1,037,543
Payment of deferred consideration	—	—	(2,752)
Payment of capital expenditure financing	(3,689)	—	—
Proceeds from line-of-credit	—	—	3,500
Repayments of line-of-credit	—	—	(52,600)
Repayments of debt and finance lease obligations	(1,085)	(284)	(323)
Proceeds from the issuance of common stock sold in the IPO, net of offering costs and underwriting discount	—	—	454,915
Redemption of Redeemable Series A Preferred Stock (acquisition of noncontrolling interest)	—	—	(260,044)
Withholding taxes paid related to net share settlements	(2,830)	(2,459)	—
Proceeds from exercise of stock options	—	345	—
Proceeds from employee stock purchase plan	7,861	8,285	3,187
Other financing activities	—	(700)	(395)
Net cash provided by (used in) financing activities	50,468	(659,048)	1,183,031
Impact of foreign exchange on cash and cash equivalents	(9)	18	91

Net change in cash, cash equivalents, restricted cash and short-term investments, and funds held for clients		31,534		(803,877)	1,122,923
Cash, cash equivalents, restricted cash and short-term investments, and funds held for clients, beginning of period		879,046		1,682,923	560,000
Cash, cash equivalents, restricted cash and short-term investments, and funds held for clients, end of period	$	910,580	$	879,046	$ 1,682,923
Supplemental disclosure of non-cash investing, financing and other cash flow information:					
Capital expenditures in accounts payable	$	48	$	167	$ 5
Capital expenditures purchased via financing arrangements		3,393		3,544	$ —
Cash paid for interest	$	145	$	—	$ 154
Right-of-use assets obtained in exchange for operating lease liabilities	$	—	$	6,359	$ —
Reconciliation of cash, cash equivalents, restricted cash and short-term investments, and funds held for clients to the Consolidated Balance Sheets					
Cash and cash equivalents	$	117,958	$	95,233	$ 133,041
Funds held for clients		792,622		783,813	1,549,882
Total cash, cash equivalents, restricted cash and short-term investments, and funds held for clients	$	910,580	$	879,046	$ 1,682,923

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Paycor HCM, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
(all amounts in thousands, except share and per share data)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Paycor HCM, Inc. ("Paycor HCM" or "the Company") is a leading provider of human capital management ("HCM") software located primarily in the United States ("U.S."). Paycor's solutions target small and medium-sized businesses with tens to thousands of employees. Solutions provided include payroll, human resources ("HR") services, talent acquisition, talent management, workforce management, benefits administration, reporting and analytics, and other payroll-related services. Services are generally provided in a Software-as-a-Service ("SaaS") delivery model utilizing a cloud-based platform.

Paycor HCM is a holding company with no material operating assets or operations that was formed on August 24, 2018 to effect the acquisition of Paycor, Inc. and its subsidiaries ("Paycor") by certain investment funds (the "Apax Funds") advised by Apax Partners LLP, a leading global private equity advisory firm ("Apax Partners"). On September 7, 2018, Paycor HCM, through its subsidiary companies, entered into the Agreement and Plan of Merger to acquire Paycor (the "Apax Acquisition"). The Apax Acquisition closed on November 2, 2018. As a result of the Apax Acquisition, Paycor became an indirect controlled subsidiary of Paycor HCM.

Initial Public Offering

On July 23, 2021, the Company completed an initial public offering ("IPO") of 21,275,000 shares of its common stock, $0.001 par value per share, at an offering price of $23.00 per share (the "IPO Price"). In aggregate, proceeds from the IPO were approximately $454,147, which is net of approximately $30,583 in underwriters' discount and $4,595 of offering costs. During the fiscal year ended June 30, 2022, $3,827 of offering costs were paid. Additionally, upon the closing of the IPO:

- all of the Company's outstanding shares of Series A Preferred Stock were automatically converted into 11,705,039 shares of the Company's common stock;
- the Company used a portion of the proceeds to effect the redemption of all of the outstanding shares of the Series A Redeemable Preferred Stock (acquisition of noncontrolling interest) ("Series A Redeemable Preferred Stock" or "Redeemable Noncontrolling Interest") at a redemption price of 101% of the liquidation preference, plus the amount of all accrued dividends for the then current and all prior dividend payment periods, for a total of $260,044;
- the outstanding Long Term Incentive Plan Units ("LTIP Units") converted to 1,761,578 restricted stock units ("RSUs") and the Company began recognizing compensation expense equal to the aggregate dollar value over the requisite two-year service period; and
- the performance-based incentive units granted under the Pride Aggregator, L.P. Management Equity Plan ("MEP") converted to time-based incentive units, with 25% vesting upon successive 6-month anniversary dates for the 24 months beginning on the date of the Company's IPO.

In connection with the Company's IPO, the Company executed a 1,517.18 for 1 share stock split ("IPO Stock Split") relating to its common stock. All share and per share amounts have been retroactively adjusted to reflect the IPO Stock Split for all periods presented within the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying financial statements are presented on a consolidated basis for all periods presented. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the evaluation of potential impairment of goodwill and intangible assets and the valuation of stock-based compensation.

The Company's results of operations and financial condition can also be affected by economic, political, legislative, regulatory and legal actions, including but not limited to health epidemics and pandemics and their resulting economic impact. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and government fiscal policies can have a significant effect on the Company's results of operations and financial condition. While the Company maintains reserves for anticipated liabilities and carries various levels of insurance, the Company could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings.

Concentrations of risk

The Company regularly maintains deposits in banks which may, at times, exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company mitigates exposure to credit risk by placing cash and cash equivalents with highly rated financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents. No individual client represents more than 1% of total revenues. The majority of all revenues are generated by clients in the United States ("U.S.").

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original issue maturity of three months or less and money market funds to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value given the short-term maturity of those instruments.

Funds held for clients

The Company generally collects substantially all funds from clients in advance of performing payroll and payroll tax filing services on behalf of those clients. Funds held for clients consist of cash and cash equivalents and debt-security investments. Debt-security investments are classified as available-for-sale and are recorded at fair value, and consist of U.S. Treasury Notes, direct obligations of U.S. government agencies such as the Federal Home Loan Bank, the Federal National Mortgage Association and the Federal Farm Credit Bank, high grade corporate bonds, FDIC insured certificates of deposit, and other short-term and long-term investments. At June 30, 2024 and 2023, all the Company's corporate bond investments are rated investment grade or better. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying client obligations to remit funds relating to payroll and payroll tax filing services. Unrealized gains and losses, net of applicable income taxes, are reported as other comprehensive (loss) income, net of tax in the consolidated statements of comprehensive loss. Realized gains and losses on the sale of securities are determined by specific identification of the security's cost basis.

Client fund obligations

Client fund obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded in the accompanying consolidated balance sheets at the time the Company obtains the funds from clients. The client fund obligations represent the liabilities that will be remitted to the appropriate client employees, taxing authorities and other parties within one year of the balance sheet date.

Accounts receivable, net of allowance for credit losses

Accounts receivable balances are shown on the consolidated balance sheets net of the allowance for credit losses of $6,358 and $7,032 as of June 30, 2024 and June 30, 2023, respectively. The allowance for credit losses considers factors such as historical experience, credit quality, age of the accounts receivable balance and current and forecasted economic conditions that may affect a client's ability to pay. The Company performs ongoing credit evaluations and generally requires no collateral from clients. Management reviews individual accounts as they become past due to determine collectability. The allowance for credit losses is adjusted periodically based on management's consideration of past due accounts as well as current and forecasted economic conditions. Individual accounts are charged against the allowance when all reasonable collection efforts have been exhausted.

The following table presents activity in the allowance for credit losses related to accounts receivables:

(in thousands)	Fiscal Years Ended June 30,		
	2024	**2023**	**2022**
Balance, beginning of period	$ 7,032	$ 3,268	$ 2,402
Modified retrospective adoption adjustment	—	891	—
Write-offs	(7,619)	(1,842)	(1,219)
Bad debt expense	6,945	4,715	2,085
Balance, end of period	$ 6,358	$ 7,032	$ 3,268

Property and equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on the property and equipment is computed using the straight-line method over the following estimated useful lives:

Computers, equipment and software	3 to 5 years
Office equipment	5 to 7 years
Furniture and fixtures	7 years
Leasehold improvements	Over lease term
Land improvements	15 years
Building	30 years

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques. In accordance with the decision to exit certain leases of facilities in fiscal year 2022, the carrying value of ceased-use furniture, fixtures, equipment and leasehold improvements was written off, resulting in an impairment charge of $4,910, which was recorded to general and administrative expense within the consolidated statement of operations. No impairment was recorded for any other period presented.

Goodwill and intangible assets, net

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company performs an annual impairment review of goodwill in its fiscal fourth quarter and additional impairment reviews when events and circumstances indicate it is more likely than not that an impairment may have occurred. The Company assesses goodwill for impairment at the consolidated level, which represents its single reporting unit.

In evaluating goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of its single reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance, among others.

Under a quantitative assessment, fair value of the Company's single reporting unit is estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow ("DCF") analysis. A number of judgments are involved in the application of the DCF model, including projections of business performance, weighted average cost of capital, and terminal values. The market approach is performed using the Guideline Public Companies method which is based on earnings multiple data derived from publicly traded peer group companies.

The Company elected to perform a qualitative assessment during both fiscal years 2024 and 2023 and determined for both periods that no indicators of impairment existed.

Other intangible assets principally consist of acquired software, customer relationships, trade names, and exclusive naming rights to Paycor Stadium (the "Naming Rights") and are carried at cost, less accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company tests intangible assets for potential impairment in a manner consistent with other long-lived assets when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. No impairment was recorded for any periods presented.

Capitalized software, net

The Company has developed payroll and human resources software to provide its clients with the Company's services. Capitalized costs include external direct costs of materials and services associated with developing or obtaining internal-use computer software and certain payroll and payroll-related costs for employees who are directly associated with internal-use computer software projects. Expenditures for software purchases and software developed or obtained for internal-use are capitalized and amortized on a straight-line basis over the estimated product life, which is generally three years. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

Revenue recognition

Revenues are recognized when control of the promised goods or services is transferred to clients in an amount that reflects the consideration the Company is entitled to for those goods or services. The Company derives its revenue from contracts predominantly from recurring and non-recurring service fees. The majority of its agreements are generally cancellable within 60 days' notice.

Recurring fees are derived from payroll, workforce management, and HR-related cloud-based computing services. The majority of the Company's recurring fees are satisfied over time as the services are provided each month, and the timing of revenue recognition for these fees is consistent with the timing of invoicing as they occur simultaneously upon the client payroll processing period or by month. The performance obligations related to payroll services are delivered based upon the payroll frequency of the client with the fee charged and collected based on a per-employee-per-month or per-employee-per-payroll basis. The performance obligations related to workforce management and HR-related services are generally satisfied each month with the fee charged and collected based on a per-employee-per-month basis. For subscription-based fees, which can include payroll, workforce management, and HR-related services, the Company recognizes the applicable recurring fees each month with the fee charged and collected based on a per-employee-per-month basis.

Non-recurring service fees consist mainly of nonrefundable implementation fees. The implementation activities involve setting the client up and loading data into the Company's cloud-based modules. The Company has determined that the nonrefundable upfront fees provide certain clients with a material right to renew the contract beyond the normal 60-day contractual period without payment of an additional upfront implementation fee. Implementation fees are deferred and recognized as revenue over the period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service.

Sales taxes collected from clients and remitted to governmental authorities where applicable are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

Interest on funds held for clients is earned primarily on funds that are collected from clients before due dates for payroll tax administration services and for employee payment services and invested until remittance to the applicable tax or regulatory agencies or client employees. The interest earned on these funds is included in total revenue within the consolidated statements of operations because the collecting, holding, and remitting of these funds are components of providing these services.

Cost of revenues

Cost of revenues includes costs relating to the provision of ongoing customer support and implementation activities, payroll tax filing, distribution of printed checks and other materials providing the Company's payroll and other HCM solutions. These costs primarily consist of expenses relating to associates who service customers, including employee-related costs, as well as third-party processing fees, delivery costs, hosting costs, and bank fees associated with client fund transfers.

The Company capitalizes costs to fulfill a contract related to its products if they are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered. The Company utilizes the portfolio approach based on the period in which the costs are incurred to account for the cost of fulfilling a contract. Capitalized costs to fulfill a contract are amortized over the expected period of benefit, which is generally six years based on the Company's average client life, derived from analyzing client attrition rates using historical data as well as other qualitative factors, including rate of technological changes. The expected period of benefit has been determined to be the average client life primarily because the Company does not incur any additional costs to fulfill contracts upon renewal. The Company recognizes fulfillment costs when an existing client purchases additional services. The additional costs only relate to the additional services purchased and do not relate to the renewal of previous services. The Company continues to expense certain costs to fulfill a contract if those costs do not meet the capitalization criteria.

Sales and marketing

Sales and marketing expenses consist of costs associated with the Company's direct and indirect sales and marketing staff, including employee-related costs, marketing, advertising and promotion expenses, and other related costs. Advertising and promotion costs are expensed as incurred. Advertising and promotion expenses totaled approximately $34,343, $29,960, and $22,130 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

The Company defers certain commission costs that meet the capitalization criteria. The Company utilizes the portfolio approach based on the period in which the commissions are incurred to account for the cost of obtaining a contract. Capitalized costs to obtain a contract are amortized over the expected period of benefit, which is generally six years based on the Company's average client life, derived from analyzing client attrition rates using historical data as well as other qualitative factors, including rate of technological changes. The expected period of benefit approximates the average client life primarily because the Company does not incur any additional costs to obtain contracts upon renewal.

General and administrative

General and administrative expenses consist primarily of employee-related costs, including employee-related costs for the Company's administrative, finance, accounting, legal, enterprise technology and human resources departments. Additional expenses include consulting and professional fees, occupancy costs, insurance, and other corporate expenses.

Research and development

Research and development expenses consist primarily of employee-related expenses for the Company's software development and product management staff. Additional expenses include costs related to the development, maintenance, quality assurance and testing of new technologies, and ongoing refinement of the Company's existing solutions. Research and development expenses, other than internal-use software costs qualifying for capitalization, including costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred.

The Company capitalizes a portion of its development costs related to internal-use software, which are amortized over a period of three years into cost of revenues. The timing of the Company's capitalized development projects may affect the amount of development costs expensed in any given period. The table below sets forth the amounts of capitalized and expensed research and development costs for the fiscal years ended June 30, 2024, 2023 and 2022:

	Fiscal Years Ended June 30,		
(in thousands)	2024	2023	2022
Capitalized software	$ 48,283	$ 39,981	$ 29,831
Research and development expenses	$ 61,419	$ 54,263	$ 43,140

Interest expense

Interest expense consists primarily of interest payments and accruals relating to outstanding borrowings as well as accretion expense associated with the Naming Rights liability.

Other (expense) income

Other (expense) income generally consists of other income and expense items outside of the Company's normal operations, such as interest income on operating cash, realized gains or losses on the sale of certain positions of funds held for clients, gains or losses on the extinguishment of debt and expenses relating to the Company's financing arrangements.

Stock-based compensation

The Company recognizes all employee and director stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award and expense is recognized, net of actual forfeitures, on a straight-line basis over the requisite service period for the award.

For periods prior to the IPO, the Company estimated grant date fair value using a Monte Carlo simulation model. As the Company's equity was not publicly traded, there was no history of market prices for the Company's equity. Thus, estimating grant date fair value required the Company to make assumptions, including the value of the Company's equity, expected volatility, expected term and the expected risk-free rate of return.

For periods subsequent to the IPO, the Company establishes grant date fair value of RSUs based on the fair value of the Company's underlying common stock. The Company estimates the grant date fair value of stock options, including common stock purchased as a part of the Company's Employee Stock Purchase Plan ("ESPP"), using the Black-Scholes option pricing model, which requires management to make assumptions with respect to the fair value of the Company's award on the grant date, including the expected term of the award, the expected volatility of the Company's stock calculated based on a period of time generally commensurate with the expected term of the award, the expected risk-free rate of return, and expected dividend yields of the Company's stock. See Note 14 to our Consolidated Financial Statements - "Equity Compensation Plans" for additional information on the Company's stock-based compensation plans.

Income taxes

The Company accrues income taxes payable or refundable and recognizes deferred tax assets and liabilities based on differences between the book and tax basis of assets and liabilities. The Company measures deferred tax assets and liabilities using enacted rates in effect for the years in which the differences are expected to reverse and recognizes the effect of a change in enacted rates in the period of enactment.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations.

When uncertain tax positions exist, the Company recognizes the benefit of tax positions to the extent that the benefit will be more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. Interest associated with uncertain tax positions are recognized as a component of income tax expense.

Loss per share

Basic loss per share is computed by dividing net loss attributable to Paycor HCM, Inc. by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to Paycor HCM, Inc. by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect, if any. See Note 15 to our Consolidated Financial Statements - "Net Loss Per Share" for further discussion.

Segments

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business as a single operating segment at the consolidated level.

Recently issued accounting standards

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires entities to further enhance their income tax disclosures, primarily through the standardization and disaggregation of information within an entity's effective tax rate reconciliation categories and income taxes paid by jurisdiction. The guidance will be effective for fiscal years beginning after December 15, 2024 with early adoption permitted. The guidance is required to be applied on a prospective basis with the option to apply the guidance retrospectively. The Company is currently evaluating whether it will adopt the guidance prospectively or retroactively and the impact the guidance will have on its financial statement disclosures.

3. REVENUE:

The following table disaggregates revenue from contracts by recurring fees and implementation services and other, which the Company believes depicts the nature, amount and timing of its revenue:

	Fiscal Year Ended June 30,		
	2024	2023	2022
Recurring fees	$ 587,023	$ 506,131	$ 414,677
Implementation services and other	15,363	12,743	12,355
Recurring and other revenue	$ 602,386	$ 518,874	$ 427,032

Deferred revenue

The Company recognizes deferred revenue for nonrefundable upfront fees as well as for subscription services related to certain ancillary products invoiced prior to the satisfaction of the performance obligation.

The nonrefundable upfront fees related to implementation services are typically included on the client's first invoice. Implementation fees are deferred and recognized as revenue over an estimated 24-month period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service.

The following table summarizes the changes in deferred revenue related to the nonrefundable upfront fees and recurring subscription services:

	Fiscal Year Ended June 30,	
	2024	2023
Balance, beginning of period	$ 18,697	$ 17,046
Deferred revenue acquired	—	1,049
Deferral of revenue	20,699	20,556
Revenue recognized	(20,040)	(19,883)
Impact of foreign exchange	(38)	(71)
Balance, end of period	$ 19,318	$ 18,697

Deferred revenue is recorded within deferred revenue and other long-term liabilities on the consolidated balance sheets. The Company will recognize deferred revenue of $13,601 in fiscal year 2025, $5,466 in fiscal year 2026, and $251 in fiscal year 2027.

Deferred contract costs

	As of and for the Fiscal Year Ended June 30, 2024			
	Beginning Balance	Capitalization of Costs	Amortization	Ending Balance
Costs to obtain a contract	$ 93,317	$ 42,815	$ (27,549)	$ 108,583
Costs to fulfill a contract	123,788	64,540	(36,708)	151,620
Total	$ 217,105	$ 107,355	$ (64,257)	$ 260,203

	As of and for the Fiscal Year Ended June 30, 2023			
	Beginning Balance	Capitalization of Costs	Amortization	Ending Balance
Costs to obtain a contract	$ 72,342	$ 41,325	$ (20,350)	$ 93,317
Costs to fulfill a contract	91,132	58,746	(26,090)	123,788
Total	$ 163,474	$ 100,071	$ (46,440)	$ 217,105

The Company capitalizes costs associated with obtaining and fulfilling revenue contracts. Deferred contract costs are recorded within deferred contract costs and long-term deferred contract costs on the consolidated balance sheets and amortized over the expected period of benefit of six years, which the Company has determined to be the estimated average client life. Amortization of costs to fulfill a contract and costs to obtain a contract are recorded in cost of revenues and sales and marketing expenses in the consolidated statements of operations, respectively. The Company regularly reviews its deferred costs for impairment and did not recognize an impairment loss during any period presented.

4. BUSINESS COMBINATION AND ASSET ACQUISITION:

Acquisition of Verb, Inc.

On May 2, 2023, the Company acquired 100% of the equity interests of Verb, Inc., a modern behavioral science-based micro-learning solution to develop frontline leaders and their teams (the "Verb Acquisition"), for an initial cash purchase price of $6,000, plus up to a maximum of $2,000 in additional cash payments based on the achievement of an established earnout. The acquisition was funded with cash on hand.

The acquisition was accounted for as a business combination. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value of the total consideration transferred at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, none of which is deductible for tax purposes. Goodwill consists primarily of the synergistic benefits and growth opportunities. The factors contributing to the recognition of goodwill were based on strategic benefits that are expected to be realized from the Verb Acquisition. The benefits include acquiring a software technology tailored to small and medium-sized businesses that can be integrated into the current suite of the Company's products. The final purchase price for the Verb Acquisition was allocated to individual assets acquired and liabilities assumed as follows:

	May 2, 2023
Fair value of total consideration	$ 5,677
Cash acquired	(295)
Net purchase price	$ 5,382
Assets acquired:	
Accounts receivable	$ 144
Other current assets	119
Property and equipment	22
Technology intangible assets	2,680
Other non-current assets	586
Total identifiable assets acquired	3,551
Liabilities assumed:	
Accounts payable	(49)
Accrued expenses	(96)
Deferred revenue	(749)
Total identifiable liabilities assumed	(894)
Goodwill	2,725
Fair value of total consideration transferred	$ 5,382

The technology intangible assets acquired have a weighted average useful life of 3 years.

The fair value of the contingent consideration was measured at the acquisition date based on management's estimate of future payments and recorded as a liability within other long-term liabilities on the consolidated balance sheets.

The Company incurred transaction costs of $— and $368 related to the Verb Acquisition for the fiscal year ended June 30, 2024 and 2023, respectively. These costs were expensed as incurred in general and administrative expenses within the accompanying consolidated statements of operations.

Acquisition of Talenya Ltd.

On October 27, 2022, the Company acquired 100% of the equity interests of Talenya Ltd., an Israeli-based provider of an artificial intelligence-driven solution for talent sourcing and recruiting employees (the "Talenya Acquisition"), for an initial cash purchase price of $20,000, plus up to a maximum of $10,000 in additional cash payments based on the achievement of established earnouts over a two-year period. The acquisition was funded with cash on hand.

The acquisition was accounted for as a business combination. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value of the total consideration transferred at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, none of which is deductible for tax purposes. Goodwill consists primarily of the synergistic benefits and growth opportunities. The factors contributing to the recognition of goodwill were based on strategic benefits that are expected to be realized from the Talenya Acquisition. The benefits include acquiring a software technology tailored to small and medium-sized businesses that can be integrated into the current suite of the Company's products. The final purchase price for the Talenya Acquisition was allocated to individual assets acquired and liabilities assumed as follows:

	October 27, 2022
Fair value of total consideration	$ 23,240
Cash acquired	(172)
Net purchase price	$ 23,068
Assets acquired:	
Accounts receivable	$ 217
Other current assets	34
Property and equipment	13
Technology intangible assets	6,760
Other non-current assets	2,222
Total identifiable assets acquired	9,246
Liabilities assumed:	
Accounts payable	(211)
Accrued expenses	(294)
Deferred revenue	(300)
Total identifiable liabilities assumed	(805)
Goodwill	14,627
Fair value of total consideration transferred	$ 23,068

The technology intangible assets acquired have a weighted average useful life of 7 years.

The fair value of the contingent consideration was measured at the acquisition date based on management's estimate of future payments and recorded as a liability within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets.

The Company incurred transaction costs of $— and $1,174 related to the Talenya Acquisition for the fiscal years ended June 30, 2024 and 2023, respectively. These costs were expensed as incurred in general and administrative expenses within the accompanying consolidated statements of operations.

Asset Acquisitions

The Company periodically acquires customer relationships from other HCM providers. The asset purchase agreements usually provide for an initial payment as well as contingent payments to the seller based on revenue generated by the acquired clients over a defined timeframe. During the fiscal years ended June 30, 2024, 2023, and 2022, the Company initially paid approximately $—, $13,725, and $9,300, respectively, to purchase these customer relationships. Contingent payments made for the fiscal years ended June 30, 2024, 2023, and 2022 were $6,932, $4,259, and $6,688, respectively.

The acquired customer relationships are recorded within intangible assets on the consolidated balance sheets and are being amortized on a straight-line basis over three years. As of June 30, 2024, the weighted average remaining amortization period for these intangible assets was approximately 1.7 years. The contingent payments were recognized when each contingency was resolved and the consideration was paid or became payable as an increase to the acquired intangible asset, amortized on a straight-line basis over the remaining period of the initial acquired intangible asset.

5. FUNDS HELD FOR CLIENTS:

Funds held for clients are as follows:

	June 30, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Demand deposit accounts and other cash equivalents	$ 792,622	$ —	$ —	$ 792,622
U.S. Treasury and direct obligations of U.S. government agencies	91,378	18	(413)	90,983
Corporate bonds	206,981	123	(1,178)	205,926
Other securities	19,783	9	(187)	19,605
	$ 1,110,764	$ 150	$ (1,778)	$ 1,109,136

	June 30, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Demand deposit accounts and other cash equivalents	$ 783,813	$ —	$ —	$ 783,813
U.S. Treasury and direct obligations of U.S. government agencies	72,173	—	(776)	71,397
Corporate bonds	172,570	91	(3,049)	169,612
Commercial paper	2,977	—	(3)	2,974
Other securities	21,776	2	(418)	21,360
	$ 1,053,309	$ 93	$ (4,246)	$ 1,049,156

Other securities are primarily comprised of municipal obligations.

The Company is exposed to interest rate risk as rate volatility will cause fluctuations in the earnings potential of future investments. The Company does not utilize derivative financial instruments to manage interest rate risk.

The Company reviews its investments on an ongoing basis to determine if any allowance for credit loss is warranted due to changes in credit risk or other potential valuation concerns. The Company has no material individual securities that have been in a continuous unrealized loss position greater than twelve months. The Company believes unrealized losses, to the extent they exist, generally result from changes in interest rates rather than credit risk, and therefore does not believe the related investments need to be assessed to determine whether an allowance for the credit loss is warranted. Additionally, the Company believes it will recover its cost basis in the securities with unrealized losses and has the ability to hold the securities until they recover in value and had no intent to sell them at June 30, 2024.

Expected maturities as of June 30, 2024 for client fund assets are as follows:

Due within fiscal year 2025	$ 857,334
Due within fiscal year 2026	122,006
Due within fiscal year 2027	94,667
Due within fiscal year 2028	26,288
Due within fiscal year 2029	8,841
Thereafter	—
Total	$ 1,109,136

6. PROPERTY AND EQUIPMENT, NET:

A summary of the Company's property and equipment, net is as follows:

		June 30, 2024		June 30, 2023
Land	$	3,680	$	3,680
Land improvements		910		910
Building and improvements		22,845		22,845
Computer, equipment and software		23,824		18,702
Furniture and fixtures		2,249		2,250
Office equipment		2,902		2,880
Leasehold improvements		5,205		4,114
Construction in progress		174		—
		61,789		55,381
Accumulated depreciation and amortization		(26,569)		(20,808)
Property and equipment, net	$	35,220	$	34,573

Depreciation and amortization of property and equipment was approximately $5,888, $4,790, and $6,457 for the fiscal years ended June 30, 2024, 2023, and 2022 respectively.

7. CAPITALIZED SOFTWARE, NET:

A summary of the Company's capitalized software, net is as follows:

		June 30, 2024		June 30, 2023
Capitalized software	$	176,519	$	125,707
Accumulated amortization		(109,143)		(71,724)
Capitalized software, net	$	67,376	$	53,983

Amortization expense for capitalized software was approximately $37,419, $28,109, and $22,057 for the fiscal years ended June 30, 2024, 2023, and 2022 respectively.

The following is a schedule of future amortization expense as of June 30, 2024:

2025	$	35,884
2026		23,845
2027		7,647
	$	67,376

8. GOODWILL AND INTANGIBLE ASSETS:

Changes in the carrying amount of goodwill are presented below:

Balance at June 30, 2022	$	750,155
Talenya Acquisition		14,627
Verb Acquisition		3,386
Foreign currency translation		(430)
Balance at June 30, 2023	$	767,738
Talenya Acquisition		—
Verb Acquisition		(591)
Foreign currency translation		(494)
Balance at June 30, 2024	$	766,653

On August 7, 2022, the Company entered into a 16-year partnership with the Cincinnati Bengals of the National Football League that grants the Company exclusive naming rights to Paycor Stadium, home to the Cincinnati Bengals. Contractual payments under the naming rights agreement (the "Naming Rights Agreement") began in August 2022 and end in 2038.

The Naming Rights have been recorded within intangible assets on the consolidated balance sheets in an amount equal to the present value of the future contractual cash flows with an offsetting liability for payments to be made in the future. The intangible asset reflects the Naming Rights to the Bengals stadium including co-branding and shared promotion, along with the right for the Company to place its logo on and around the stadium.

The discount between the offsetting liability and overall payment obligation is amortized to interest expense over the term of the Naming Rights Agreement using the effective interest method. The intangible asset is being amortized over the life of the Naming Rights Agreement on a straight-line basis through sales and marketing expenses. The liability is included within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets.

Components of intangible assets were as follows:

		June 30, 2024		June 30, 2023
Cost:				
Technology	$	153,562	$	151,855
Customer relationships		469,583		462,452
Trade name		105,670		105,670
Naming rights		66,698		66,698
Total cost	$	795,513	$	786,675
Accumulated amortization:				
Technology	$	(144,870)	$	(141,309)
Customer relationships		(431,101)		(348,123)
Trade name		(39,932)		(32,889)
Naming rights		(8,117)		(3,882)
Total accumulated amortization	$	(624,020)	$	(526,203)
Intangible assets, net	$	171,493	$	260,472

Amortization expense for intangible assets was approximately $97,819, $98,248, and $101,959 for the fiscal years ended June 30, 2024, 2023, and 2022 respectively.

The following is a schedule of future amortization expense as of June 30, 2024:

2025	$ 47,161
2026	19,154
2027	12,440
2028	12,244
2029	12,244
Thereafter	68,250
	$ 171,493

9. DEBT AGREEMENTS AND LETTERS OF CREDIT:

Credit Agreement

Paycor, Inc. is party to a credit agreement (as amended, the "Credit Agreement") with PNC Bank, National Association ("PNC"), Fifth Third, National Association, and other lenders, providing a $200,000 senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility includes an "accordion feature" that allows the Company, under certain circumstances, to increase the size of the Revolving Credit Facility by an additional principal amount of up to $200,000, with a resulting maximum principal amount of $400,000, subject to the participating lenders electing to increase their commitments or new lenders being added to the Credit Agreement. The Revolving Credit Facility will mature on June 11, 2026.

Borrowings under the Revolving Credit Facility, if any, have variable interest rates. The variable interest rates equal, at the Company's option, either, (i) in the case of ABR borrowings, the highest of (a) the PNC prime rate, (b) the Federal Funds Rate plus 0.50%, and (c) the adjusted London interbank offered rate ("LIBOR") with a maturity of one month, plus 1.00% ("ABR") or (ii) in the case of Eurocurrency borrowings, the LIBOR or Benchmark Replacement Secured Overnight Financing Rate ("SOFR") based rate, plus, in each case, an applicable margin of (A) prior to the IPO, (i) in the case of ABR borrowings, 0.95% per annum and (ii) in the case of Eurocurrency borrowings, 1.95% per annum or (B) following the IPO, (i) in the case of ABR borrowings, 0.375% per annum or (ii) in the case of Eurocurrency borrowings, 1.375% per annum, in each case, with step downs based on achievement of certain total leverage ratios. In accordance with the Credit Agreement, on June 30, 2023, our benchmark reference rate changed from LIBOR to SOFR as a result of LIBOR ceasing publication.

The Credit Agreement requires the Company to pay a quarterly unused fee of between 0.10% per annum and 0.175% per annum based on its total leverage ratio (as defined in the Credit Agreement).

Borrowings under the Revolving Credit Facility are guaranteed by a subsidiary of the Company, Pride Guarantor, Inc. and certain other subsidiaries. These borrowings are secured by liens and security interests on substantially all of the assets of existing and future material domestic subsidiaries of Pride Guarantor, Inc.

The Credit Agreement contains financial covenants, which are reviewed for compliance on a quarterly basis, including a total leverage ratio financial covenant of 3.50 to 1.00 and an interest coverage ratio financial covenant of 3.00 to 1.00. As of June 30, 2024, the Company was in compliance with all of the covenants under the Credit Agreement.

The Company had no outstanding borrowings under the Revolving Credit Facility as of June 30, 2024 and June 30, 2023. Additionally, the Company had no outstanding letters of credit as of June 30, 2024 and June 30, 2023.

10. LEASES:

The Company determines if an arrangement contains a lease at inception. The Company recognizes right-of-use ("ROU") assets and liabilities associated with leases based on the present value of the future minimum lease payments over the lease term at the commencement date of the lease. The Company uses its incremental borrowing rate at the recognition date in determining the present value of future payments for leases that do not have a readily determinable implicit rate. Lease terms reflect options to extend or terminate the lease when it is reasonably certain that the option will be exercised. ROU assets and obligations for short-term leases (leases with an initial term of 12 months or less) are not recognized in the consolidated balance sheets. The

Company has agreements that contain lease and non-lease components. Generally, the Company accounts for the lease and non-lease components in the contract as a single lease component.

The Company has various lease agreements for office space and other leases which are classified as operating leases and for equipment which are classified as finance leases. Lease terms may include options to extend or terminate the lease, which are factored into the recognition of ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease costs for operating leases, including short-term leases, are recognized over the lease term on a straight-line basis.

The table below presents the Company's leased assets and related lease liabilities:

Leases	Classification	June 30, 2024	June 30, 2023
Assets			
Operating leases	Operating lease right-of-use assets	$ 14,417	$ 16,834
Finance leases	Property and equipment, net	2,815	530
Total leased assets		$ 17,232	$ 17,364
Liabilities			
Current:			
Operating	Accrued expenses and other current liabilities	$ 4,043	$ 4,615
Finance	Accrued expenses and other current liabilities	1,113	298
Non-current:			
Operating	Long-term operating leases	13,447	16,061
Finance	Other long-term liabilities	1,825	331
Total leased liabilities		$ 20,428	$ 21,305

The table below presents the costs associated with the leased assets:

Leases	Classification	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 30, 2023
Operating lease cost:			
Short-term	General and administrative	$ 21	$ 15
Long-term	Cost of revenues, Sales and marketing and General and administrative	2,769	5,202
Finance lease cost:			
Amortization of leased assets	Cost of revenues, Sales and marketing, General and administrative and Research and development	1,108	260
Interest on lease liabilities	Interest expense	175	39
Total lease cost		$ 4,073	$ 5,516
Sublease income	General and administrative	$ 529	$ 857

The future minimum lease payments required under all leases and the present value of net minimum lease payments as of June 30, 2024 are as follows:

Maturity of Lease Liabilities		Operating		Finance
2025	$	5,205	$	1,233
2026		4,338		982
2027		3,930		937
2028		1,288		—
2029		887		—
Thereafter		5,415		—
Total minimum lease payments		21,063		3,152
Less: Amount representing interest		(3,573)		(214)
Present value of minimum lease payments	$	17,490	$	2,938

The table below summarizes the weighted average remaining lease term and weighted average discount rate used by lease type:

Lease Term and Discount Rate	June 30, 2024	June 30, 2023
Weighted average remaining lease term:		
Operating leases	6.2 years	6.6 years
Finance leases	2.8 years	2.1 years
Weighted average discount rate:		
Operating leases	3.5 %	4.1 %
Finance leases	5.0 %	5.0 %

The table below summarizes the impact to cash flows related to leases:

		Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 30, 2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows used for operating leases	$	6,205	10,261
Operating cash flows used for finance leases		175	39
Financing cash flows used for finance leases		1,084	284
Leased assets obtained in exchange for new finance lease liabilities		3,393	—
Leased assets obtained in exchange for new operating lease liabilities		—	6,359

Exit or Disposal Activities

In the third quarter of fiscal year 2022, as a result and in consideration of the changing use of office space by the workforce amid the impacts of the novel coronavirus pandemic ("COVID-19 pandemic"), the Company evaluated its existing real estate lease portfolio. This evaluation included the establishment of a formal plan to exit certain leased office spaces that are no longer utilized, which was finalized in the third quarter of fiscal year 2022. The Company recognized a loss on exit of certain leases of $9,055, which was included in general and administrative expenses in the accompanying statement of operations for the fiscal year ended June 30, 2022.

The loss included the present value of the remaining lease obligation on the cease-use date, net of estimated sublease income, as well as the write-off of $4,910 of the carrying value of ceased-use furniture, fixtures, equipment and leasehold improvements offset by $3,250 of deferred rent.

A summary of the exit cost obligation and related activity for the fiscal year ended June 30, 2022 is as follows:

Exit cost obligation at cease-use date in fiscal 2022		$	7,395
Accretion during fiscal year 2022			57
Net payments made during fiscal year 2022			(1,065)
Exit cost obligation at cease-use date in fiscal 2022		$	6,387

The total exit cost obligation at June 30, 2022 was $6,387, which is included within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheet, respectively, as follows:

Accrued expenses and other current liabilities		$	3,037
Other long-term liabilities			3,350
Total exit cost obligation		$	6,387

The total exit cost obligation at June 30, 2022 of $6,387 was subsumed upon the adoption of ASC 842 on July 1, 2022.

11. FAIR VALUE MEASUREMENTS:

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The fair value of certain assets, such as nonfinancial assets, primarily long-lived assets, goodwill, intangible assets and certain other assets, are recognized or disclosed in connection with impairment evaluations. All non-recurring valuations use significant unobservable inputs and therefore fall under Level 3 of the fair value hierarchy.

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximated fair value as of June 30, 2024 and June 30, 2023, because of the relatively short maturity of these instruments.

The following table presents information on the Company's financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2024 and June 30, 2023:

	June 30, 2024			
	Level 1	Level 2	Level 3	Total
Funds held for clients—cash and cash equivalents:				
Demand deposit accounts and other cash equivalents	$ 792,622	$ —	$ —	$ 792,622
Funds held for clients—available-for-sale:				
U.S. Treasury and direct obligations of U.S. government agencies	—	90,983	—	90,983
Corporate bonds	—	205,926	—	205,926
Other securities	—	19,605	—	19,605
	$ 792,622	$ 316,514	$ —	$ 1,109,136

	June 30, 2023			
	Level 1	Level 2	Level 3	Total
Funds held for clients—cash and cash equivalents:				
Demand deposit accounts and other cash equivalents	$ 783,813	$ —	$ —	$ 783,813
Funds held for clients—available-for-sale:				
U.S. Treasury and direct obligations of U.S. government agencies	—	71,397	—	71,397
Corporate bonds	—	169,612	—	169,612
Commercial paper	—	2,974	—	2,974
Other securities	—	21,360	—	21,360
	$ 783,813	$ 265,343	$ —	$ 1,049,156

Cash and cash equivalents included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Available-for-sale securities included in Level 2 are valued by reference to quoted prices of similar assets or liabilities in active markets, adjusted for any terms specific to that asset or liability.

12. REDEEMABLE NONCONTROLLING INTERESTS:

In connection with the Apax Acquisition, a subsidiary of the Company issued 200,000 shares of Series A Redeemable Preferred Stock ("Redeemable Preferred Stock") to certain institutional investors, including the Apax Funds, a related party, and received proceeds of approximately $194,745, net of $5,255 in issuance costs. Dividends associated with the Redeemable Preferred Stock began accruing daily at the issuance date and were payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. From the issuance date to the second anniversary of the issuance date, the Company had the option to pay the accrued dividends in cash on the applicable dividend payment date or to have such dividends accrue and be added to the then prevailing liquidation preference. Additionally, from the day after the second anniversary of the issuance date through the third anniversary of the issuance date, the Company was required to pay at least 50% of the accrued dividends for the applicable dividend payment period in cash. Further, from the day after the third anniversary of the issuance date, the Company was required to pay 100% of the accrued dividends for the applicable dividend payment period in cash. There was a noncompliance penalty if the Company did not meet certain requirements resulting in the prevailing dividend rate automatically increasing by 2% per year and increasing by 1% each six months thereafter until all of the issued and outstanding shares of Redeemable Preferred Stock was redeemed or the event of noncompliance ceases.

The dividends accrued based on a prevailing dividend rate, which was 3-month LIBOR plus a margin and adjusted accordingly. At any point in time, 3-month LIBOR could not be less than 1%. The dividend rate was 3-month LIBOR plus 8.875% from the day after the issuance date to the third anniversary of the issuance date. From the day after the third anniversary of the issuance date until there are no shares of Redeemable Preferred Stock outstanding, the dividend rate was 3-month LIBOR plus 8.375%. In the event that from the day after the second anniversary of the issuance date through the third anniversary of the issuance date the Company elected to pay 100% of the accrued dividend for the applicable dividend payment in cash, the prevailing dividend rate would have been 3-month LIBOR plus 8.375%.

The Redeemable Preferred Stock was redeemable by the Company at any point in time, although payment of a premium was required under certain circumstances. Additionally, the Company could, at its option, redeem for cash any or all of the then outstanding Redeemable Preferred Stock, in whole at any time or in part from time to time, on or after May 2, 2020, at (i) a redemption price per share equal to 102.0% for the period of May 2, 2020 – November 1, 2020; 101.0% for the period November 2, 2020 – November 1, 2021; and 100.0% for the period November 2, 2021 and thereafter, plus (ii) the amount of all accrued dividends for the then current and all prior dividend payment periods.

The holders of the Redeemable Preferred Stock had the ability to redeem the stock upon the occurrence of certain events such as a change in control, an IPO, on or after the sixth anniversary of the issue date, or a trigger event, etc. often involving a premium. The Company analyzed the embedded call and put options and concluded they are closely associated with the debt host and therefore do not require bifurcation. Outside of the events mentioned, there is not a mandatory redemption date for the Redeemable Preferred Stock and as a result, the Company concluded that the sixth anniversary of the issuance date was the most probable redemption date prior to the redemption discussed below.

The Company fully redeemed the Series A Redeemable Preferred Stock using a portion of the cash received in its IPO. The redemption price per share was equal to 101% of the liquidation preference, plus the amount of all accrued dividends for the then current and all prior dividend payment periods, or $260,044. As of June 30, 2024 and 2023, there were no longer any holders of the Company's Series A Redeemable Preferred Stock and all of the Company's subsidiaries are wholly-owned.

Measurement

Accretion of Redeemable Noncontrolling Interests for the fiscal years ended June 30, 2024, 2023, and 2022 includes $—, $—, and $11,621 of adjustments, respectively, relating to the redemption accretion value adjustments for each reportable period. The Company elected to pay the distributions for the dividend payment date for the three months ended September 30, 2020 in-kind to preferred stock, while 50% of the required distributions for the remaining fiscal year 2021 dividend payment dates were paid in cash with the remaining 50% in-kind to preferred stockholders. These in-kind distributions increase the liquidation preference on each preferred share.

13. CAPITAL STOCK:

The Company's Second Amended and Restated Certificate of Incorporation authorizes the issuance of up to 500,000,000 shares of common stock with a par value of $0.001 per share and 50,000,000 shares of preferred stock with a par value of $0.001 per share. As of June 30, 2024 and June 30, 2023, there were 178,210,263 and 176,535,236 shares of common stock outstanding, respectively, and no shares of preferred stock outstanding.

On March 6, 2024, a secondary offering took place in which certain selling stockholders, including the Apax Funds, sold 8,000,000 shares of the Company's common stock at a public offering price of $20.05 per share. The Company did not receive any proceeds from this sale.

On December 6, 2023, a secondary offering took place in which certain selling stockholders, including the Apax Funds, sold 5,000,000 shares of the Company's common stock at a public offering price of $20.65 per share. The Company did not receive any proceeds from this sale.

On December 6, 2022, a secondary offering took place in which certain selling stockholders, including the Apax Funds, sold 6,000,000 shares of the Company's common stock at a public offering price of $28.60 per share. The Company did not receive any proceeds from this sale.

On September 9, 2022, a secondary offering took place in which certain selling stockholders, including the Apax Funds, sold 5,000,000 shares of the Company's common stock at a public offering price of $27.35 per share. The Company did not receive any proceeds from this sale.

On October 19, 2021, a secondary offering took place in which certain selling stockholders, including the Apax Funds, sold 12,000,000 shares of the Company's common stock at a public offering price of $32.00 per share. In addition, the selling stockholders granted the underwriters a 30-day option to purchase up to an additional 1,800,000 shares of the Company's common stock at the same per share prices, which was exercised in full on October 26, 2021. The Company did not receive any proceeds from this sale.

14. EQUITY COMPENSATION PLANS:

All stock-based awards to employees are recognized as compensation costs in the consolidated financial statements based on fair value measured as of the date of grant. These costs are recognized as an expense in the consolidated statements of operations over the requisite service period and increase additional paid-in capital.

The Company recognized stock-based compensation costs and costs relating to liability awards for the fiscal years ended June 30, 2024, 2023, and 2022 of $65,443, $78,225, and $71,376 respectively. Related income tax benefits recognized were $7,728, $8,708 and $4,352 for the fiscal years ended June 30, 2024, 2023, and 2022.

The 2019 Plans

Subsequent to the Apax Acquisition, the Company established three stock-based compensation plans (the "2019 Plans") which provided for grants of incentive units to persons who are associates, officers or directors of the Company or any of its subsidiaries. The 2019 Plans included two cash Long Term Incentive Plans ("LTIPs") and the Pride Aggregator, L.P. MEP.

Long Term Incentive Plan Units converted to Restricted Stock Units

The Company has granted LTIP Units under its Pride Aggregator, L.P. Top Talent Incentive Plan and Sales Top Talent Incentive Plan ("LTIP Participants"). The LTIP Units are phantom awards providing for, at the Company's discretion, a cash or stock payment ("LTIP Payment") to participants on certain determination dates, if an IPO occurs and if the LTIP Participant remains employed by the Company on such date. An IPO transaction results in a determination date, for which each LTIP Participant becomes entitled to an LTIP Payment with respect to 20% of the LTIP Participant's LTIP Units as of the IPO date and 20% on each of four subsequent determination dates six, twelve, eighteen and 24 months following the IPO date. The LTIP Payment is calculated based on the average closing price per share for the 10-day trading period ending on the day prior to the applicable payment date. Units of both LTIP plans vest only upon a liquidity event and therefore no compensation expense was recognized for any fiscal year prior to the Company's IPO.

In connection with the Company's IPO, the LTIP Units converted to 1,761,578 RSUs, of which 20% of the aggregate dollar value vested upon conversion and was recognized as compensation expense. The remaining aggregate dollar value was recognized as compensation expense over the requisite two-year service period relating to the LTIP Units.

Management Equity Plan Units

Under the terms of the Company's MEP, one-half of the MEP incentive units vest based on the holder's service time. Vesting for the second half of the MEP incentive units is established based on the Company's performance relative to the Apax Funds' original invested amount, with the performance calculations defined in the MEP triggered by the Company's IPO (implied performance condition). The MEP incentive units are subject to a floor amount established at the grant date, which acts as a participation threshold and permits holders of the award to participate in distributions only to the extent the distribution amount for the units exceed the floor amount. The Company estimated the fair value of the MEP incentive units using the Monte Carlo simulation method.

The MEP time-based incentive units vested 25% on the first anniversary after the vesting commencement date and thereafter vest in twelve equal installments on each subsequent quarterly anniversary of the vesting commencement date, with 100% vesting of the MEP time-based incentive units occurring on the fourth anniversary of the vesting commencement date. The MEP time-based incentive units are accounted for as equity awards and the compensation expense calculated based upon the fair market value of the MEP time-based incentive units at the grant date is recognized as the MEP time-based incentive units vest.

As a result of the Company's IPO, and due to an election by the Apax Funds, the MEP performance-based incentive units converted to time-based incentive units ("Modified MEP Incentive Units"), with 25% vesting upon successive six month anniversary dates for the 24 months beginning on the date of the IPO. The conversion was treated as a modification for accounting purposes, and accordingly, the Company estimated fair value as of the modification date.

The Modified MEP Incentive Units are accounted for as equity awards and the compensation expense calculated based upon the fair value of the Modified MEP Incentive Units at the modification date is recognized as the Modified MEP Incentive Units vest. The Company estimated the fair value of the Modified MEP Incentive Units based upon the IPO Price adjusted for a floor amount established at the grant date and other liquidation preferences in accordance with the terms of the MEP.

Key inputs and assumptions used to estimate the fair value of the MEP time-based incentive units included the exercise price, the option term, the risk-free interest rate over the option's expected term, and the expected volatility. The Company's expected stock price volatility assumption was determined based upon the historical volatility of publicly traded companies similar in nature to the Company. The risk-free interest rate is based on the market yield for a U.S. Treasury security over the expected life. The expected life of the MEP incentive units was an estimated time to a liquidity event. Estimates of fair value are not intended to predict actual future events or the value realized by persons who receive option awards. The assumptions used in the Monte Carlo simulation method are set forth in the following table.

	Time-Based Incentive Units
Expected volatility range of stock	60.0%–65.0%
Expected life of option, range in years	0.67–0.75
Risk-free interest range rate	0.09%–0.12%
Expected dividend yield on stock	0%

The following table presents the MEP incentive unit activity:

	Time-Based Incentive Units			Modified MEP Incentive Units		
In thousands, except unit and per unit data	Number of Units	Weighted Average Floor Price	Weighted Average Fair Value	Number of Units	Weighted Average Floor Price	Weighted Average Fair Value
Outstanding at June 30, 2023	36,937 $	561 $	443	34,264 $	593 $	1,419
Granted	—	—	—	—	—	—
Forfeited	(218)	1,674	296	(26)	359	1,652
Outstanding at June 30, 2024	36,719 $	554 $	444	34,238 $	593 $	1,418

As of June 30, 2024, there was $76 of unrecognized compensation expense for the unvested time-based incentive units that will be recognized over a weighted average period of 0.3 years. At June 30, 2024, 2023, and 2022, the number of vested time-based incentive units were 36,350, 32,571, and 25,310, respectively. The weighted average grant date fair value of time-based incentive units that vested during the fiscal years ended June 30, 2024, 2023, and 2022, was $296, $386, and $417, respectively.

As of June 30, 2024, the unrecognized compensation expense related to the unvested Modified MEP Incentive Units was $—. At June 30, 2024, 2023, and 2022, the number of vested Modified MEP Incentive Units were 34,238, 25,998, and 9,009, respectively. The weighted average grant date fair value of the Modified MEP Incentive Units vested during the fiscal years ended June 30, 2024, 2023, and 2022 was $1,412, $1,410, and $1,428, respectively.

2021 Omnibus Incentive Plan

On July 20, 2021, the Company adopted the 2021 Omnibus Incentive Plan (the "2021 Plan"). Under the 2021 Plan, employees, consultants and directors of the Company and its affiliates performing services for the Company, including the Company's executive officers, are eligible to receive awards. The 2021 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards and performance awards intended to align the interests of participants with those of the Company's stockholders.

Stock Options

In connection with the Company's IPO, the Company granted awards under the 2021 Plan to certain executives consisting of an aggregate of 1,135,144 options to purchase shares of its common stock. Additionally, options are generally granted in October in connection with the Company's annual grant program. All stock options are non-qualified stock options and expire on the tenth anniversary of the grant date. The following table summarizes option activity for the fiscal year ended June 30, 2024:

In thousands, except unit and per unit data	Options Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding at June 30, 2023	2,036,496 $	26.12 $	11.68	8.63 $	719
Granted	713,191	22.71	10.78	9.27	—
Exercised	—	—	—	—	—
Forfeited and cancelled	(74,038)	25.14	11.31	—	—
Outstanding at June 30, 2024	2,675,649 $	25.24 $	11.45	8.05 $	—
Exercisable as of June 30, 2024	1,535,437 $	25.27 $	11.03	7.45 $	—

The total intrinsic value of options exercised as of June 30, 2024, 2023, and 2022 was $—, $136, and $—, respectively. Total unrecognized compensation cost related to the unvested stock options is $11,400, which is expected to be recognized over a weighted average period of 1.7 years.

The weighted average grant date fair value was estimated by the Company using the Black-Scholes option pricing model with the assumptions below:

	June 30, 2024	June 30, 2023
Number of options granted	713,191	938,717
Weighted average exercise price per option	$19.44 - $22.83	$29.56
Expected volatility range of stock	42.5%	45.0%
Expected life of option (in years)	5.85	5.85
Risk-free interest rate	3.86% - 4.60%	4.02%
Expected dividend yield on stock	0%	0%
Fair value per option	$9.10 - $10.85	$14.27

The expected option life represents the period of time the stock options are expected to be outstanding and is based on the "simplified method" allowed under SEC guidance. The Company used the "simplified method" due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. The expected volatility was based on an implied volatility calculation for the Company that closely approximated the average historical and implied volatility of the Company's peer group since the Company had either limited or no publicly traded stock history as of the grant date. The Company does not intend to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero. The risk-free interest rate was based on the U.S. Treasury yield curve at the time of the grant.

Restricted Stock Units

The following table summarizes information related to RSUs granted by the Company. These include grants of LTIP Units that were converted to RSUs as described above, as well as grants made in connection with the Company's IPO and annual grant program.

RSUs that were granted as a result of the conversion of the LTIP Units vested over a two-year period, whereas RSUs that were granted at, and subsequent to the time of, the Company's IPO generally have a three-year vesting period.

In thousands, except unit and per unit data	Number of Units	Weighted Average Grant Price
Outstanding, unvested at June 30, 2023	2,659,120	$ 29.05
Granted	2,956,961	22.67
Vested	(1,396,342)	29.20
Forfeited	(435,979)	25.41
Outstanding, unvested grants at June 30, 2024	3,783,760	$ 24.43

As of June 30, 2024, total unrecognized compensation expense related to the RSUs is $66,043, which is expected to be recognized over a weighted average period of 1.9 years. The weighted-average grant date fair value of restricted stock units granted during the fiscal years ended June 30, 2024, 2023 and 2022 was $22.67, $29.01 and $29.97, respectively. The total grant date fair value of RSUs vested during the fiscal years ended June 30, 2024, 2023 and 2022 was $40,771, $37,700 and $18,971, respectively.

Employee Stock Purchase Plan

On July 20, 2021, the Company adopted the 2021 Employee Stock Purchase Plan ("ESPP"). The ESPP provides eligible employees with a means of acquiring equity in the Company at a discounted price using their own accumulated payroll deductions. Under the terms of the ESPP, employees can elect to have amounts of their annual compensation withheld, up to a maximum set by the Board of Directors, to purchase shares of Company common stock for a purchase price equal to 85% of the lower of the fair market value per share of Company common stock on (i) the offering date or (ii) the respective purchase date.

The ESPP grants participating employees the right to acquire Company common stock in increments of 1% to 10% of eligible pay, with a maximum contribution of $25 of eligible pay, subject to applicable annual Internal Revenue Service limitations. The first offering period of the Company's ESPP commenced on September 1, 2021 and was four months in duration. Subsequent offering periods are January 1 through June 30 and July 1 through December 31 of a given year.

The Company records stock-based compensation expense within cost of goods sold, sales and marketing expense, general and administrative expense and research and development expense related to the discount given to the Company's participating employees.

15. NET LOSS PER SHARE:

Basic net loss per share is calculated by dividing net loss by the weighted average shares of common stock outstanding during the period.

Diluted net loss per share is computed by dividing net loss attributable to Paycor HCM, Inc., adjusted as necessary for the impact of potentially dilutive securities, by the weighted average shares outstanding during the period and the impact of securities that would have a dilutive effect. Potentially dilutive securities during the fiscal years ended June 30, 2024, 2023, and 2022 included RSUs, stock options, Series A Preferred Stock and ESPP purchase rights. Due to the net loss for the fiscal years ended June 30, 2024, 2023, and 2022, any potentially dilutive securities were excluded from the denominator in calculating diluted net loss per share because including them would have had an anti-dilutive effect. Additionally, the Company also excluded stock-based compensation awards representing membership interest units in Pride Aggregator, L.P. for the fiscal years ended June 30, 2024, 2023, and 2022.

Basic and diluted net loss per share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted net loss per share:

	Fiscal Year Ended June 30,		
(in thousands, except per share data)	2024	2023	2022
Net loss	$ (58,942)	$ (93,215)	$ (119,638)
Weighted average common shares outstanding:			
Basic and diluted	177,667,036	176,039,651	172,636,523
Basic and diluted net loss per share	$ (0.33)	$ (0.53)	$ (0.69)

16. PROFIT SHARING PLAN:

The Company has a 401(k)-profit sharing plan for the benefit of its employees, substantially all of whom are eligible to participate after meeting minimum age and service requirements. The Company makes matching contributions to the 401(k) plan on behalf of participating employees up to 65% of the first 6% of eligible wages. For the fiscal years ended June 30, 2024, 2023, and 2022, the Company expensed contributions to the plan of approximately $8,232, $7,232, and $6,073, respectively.

17. INCOME TAXES:

The Company's benefit for income tax includes U.S. federal, state, and foreign income taxes. The domestic and foreign components of the Company's loss before income taxes are as follows:

		Fiscal Year Ended June 30,				
		2024		2023		2022
U.S.	$	(57,340)	$	(111,885)	$	(140,021)
Foreign		(2,375)		7,222		1,430
Loss before income taxes	$	(59,715)	$	(104,663)	$	(138,591)

The components of the Company's income tax benefit for the following periods are as follows:

		Fiscal Year Ended June 30,			
		2024	2023		2022
Federal:					
Current provision	$	545	$ —	$	1
Deferred benefit		(3,570)	(14,642)		(29,547)
Federal tax benefit		(3,025)	(14,642)		(29,546)
State:					
Current provision		567	246		51
Deferred provision (benefit)		1,769	988		(1,344)
State tax provision (benefit)		2,336	1,234		(1,293)
Foreign:					
Current provision (benefit)		704	(25)		314
Deferred (benefit) provision		(788)	1,985		(49)
Foreign tax (benefit) provision		(84)	1,960		265
Total tax benefit	$	(773)	$ (11,448)	$	(30,574)

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows:

	June 30, 2024	June 30, 2023
Deferred tax assets:		
Stock-based compensation	$ 7,163	$ 6,400
Accrued expenses	1,824	2,565
Net operating loss carryforwards	38,630	63,466
Deferred revenue	4,802	4,434
Unrealized gain	398	1,033
Section 174 and internally developed software	12,216	—
Lease liability	4,245	5,105
Tax credits	13,794	12,742
Other items	1,208	1,699
Total deferred tax assets	84,280	97,444
Valuation allowance	(7,456)	(3,750)
Net deferred tax assets	76,824	93,694
Deferred tax liabilities:		
Software development costs	—	(9,970)
Deferred contract costs	(63,645)	(53,982)
Property and equipment	(3,981)	(4,034)
Operating lease right-of-use assets	(3,523)	(4,179)
Other intangibles	(20,429)	(38,890)
Total deferred liabilities	(91,578)	(111,055)
Net deferred tax liabilities	$ (14,754)	$ (17,361)

For the year ended June 30, 2024, the Company aggregated internally developed software tax assets and liabilities of $28,696 and $16,480, respectively related to Section 174 of the Internal Revenue Code for a net total of $12,216 in deferred tax assets.

The Company is in a cumulative three-year loss position. The realization of deferred tax assets is dependent upon the generation of future taxable income. After giving appropriate consideration to the sources of taxable income through the scheduled reversal of deferred tax liabilities, the Company concluded that valuation allowances were required on a portion of its net operating losses ("NOLs") and Section 174. The valuation allowance on NOLs of $3,423, relates primarily to acquired NOLs whose future utilization is limited by Internal Revenue Code Section 382, as well as a small portion of state and local NOLs. The valuation allowance related to Section 174 is $4,033.

The Company has U.S. federal NOL carryforwards as of June 30, 2024 and 2023 of approximately $160,280 and $266,165, respectively. The Company has state NOL carryforwards as of June 30, 2024 and 2023 of approximately $100,748 and $148,212, respectively. The Company has foreign NOL carryforwards as of June 30, 2024 and 2023 of approximately $5,489 and $2,962, respectively. As of June 30, 2024, the U.S. federal NOLs not subject to expiration total $155,098 and $5,182 will expire by 2034. The state NOL carryforwards generally expire from 2024 to 2044, except for some states for which NOLs do not expire. The foreign NOL carryforwards are not subject to expiration. The Company also has gross U.S. federal research and development tax credit carryforwards as of June 30, 2024 and 2023 of approximately $14,433 and $12,251, respectively, which begin expiring in 2033. The Company has gross state research and development tax credit carryforwards as of June 30, 2024 and 2023 of approximately $956 and $1,118, respectively, which begin expiring in 2033.

On June 30, 2024, the Company's liabilities for unrecognized tax benefits, which would impact the Company's effective tax rate if recognized, are presented below. The Company will include applicable penalties and interest when the benefit is recognized. The Company does not expect material adjustments to the total amount of uncertain tax positions within the next 12 months, but the outcome of tax matters is uncertain and unforeseen results can occur.

The Company continues to follow its policy of recognizing interest and penalties accrued on tax positions as a component of income tax benefit on the consolidated statements of operations and comprehensive loss. The amount of accrued interest and penalties associated with the Company's tax positions is immaterial to the consolidated balance sheets. The amount of interest and penalties recognized for the year ended June 30, 2024 and 2023 was immaterial to the Company's consolidated statements of operations and comprehensive loss.

	June 30, 2024	June 30, 2023
Unrecognized tax benefits at the beginning of the year	$ 469	$ 381
Subtractions for tax positions of prior periods	(21)	—
Additions for tax positions taken during the current period	995	88
Unrecognized tax benefits at the end of the year	$ 1,443	$ 469

The Company files income tax returns with the U.S. federal government, various state jurisdictions and other foreign international jurisdictions. Certain tax years remain open for federal, state and foreign reporting jurisdictions in which the Company does business due to net operating loss carryforwards and tax credits utilized from such years or utilized in a period remaining open for audit under normal statute of limitations relating to income tax liabilities. The Company, including its domestic subsidiaries, files a consolidated federal income tax return. For years before fiscal year ended June 30, 2020, the Company is no longer subject to U.S. federal examination. The Internal Revenue Service has the ability to review years prior to fiscal year 2020 to the extent the Company utilized tax attributes carried forward from those prior years. The statute of limitations on state filings is generally three to four years. Various foreign income tax returns are also under examination by the applicable taxing authorities.

A reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate for the following periods is presented below:

	Fiscal Year Ended June 30,		
	2024	2023	2022
Consolidated Worldwide Pretax Book Income	21.0 %	21.0 %	21.0 %
Research tax credits	3.4 %	2.7 %	3.6 %
State income taxes, net of federal tax	(3.0 %)	(0.9 %)	1.7 %
Foreign rate differential	0.7 %	(2.0 %)	— %
Stock-based compensation	(12.7 %)	(8.7 %)	(4.6 %)
Transaction costs	— %	(0.2 %)	2.2 %
Other	(1.5 %)	(0.7 %)	(1.4 %)
Valuation allowance	(6.6 %)	(0.3 %)	(0.4 %)
Effective income tax rate	1.3 %	10.9 %	22.1 %

18. COMMITMENTS AND CONTINGENCIES:

The Company is subject to various claims, litigation and regulatory compliance matters in the normal course of business. When a loss is considered probable and reasonably estimable, the Company records a liability in the amount of its best estimate for the ultimate loss. The resolution of these claims, litigation and regulatory compliance matters, individually or in the aggregate, is not expected to have a material adverse impact on the Company's consolidated statements of operations, balance sheets or statements of cash flows. These matters are subject to inherent uncertainties and management's view of these matters may change in the future.

The Company has contractual obligations to purchase certain goods or services and legally binding contractual arrangements with future payment obligations. These obligations primarily include the Naming Rights Agreement, sponsorship agreements, software licensing, and support services. The Company's purchase obligations are expected to be approximately $40,373 in 2025, $42,650 in total for 2026 and 2027, $24,190 in total for 2028 and 2029, and $80,731 in total for years thereafter.

19. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY):

Paycor HCM, Inc. and Subsidiaries
Parent Company Only
Condensed Balance Sheets
(in thousands)

	June 30, 2024		June 30, 2023	
Assets				
Cash and cash equivalents	$	5,425	$	5,155
Investment in subsidiary		1,281,501		1,268,529
Total assets	$	1,286,926	$	1,273,684
Liabilities and Stockholders' Equity				
Total liabilities	$	—	$	—
Total stockholders' equity		1,286,926		1,273,684
Total liabilities and stockholders' equity	$	1,286,926	$	1,273,684

Paycor HCM, Inc. and Subsidiaries
Parent Company Only
Condensed Statements of Operations and Comprehensive Loss
(in thousands)

	Fiscal Year Ended June 30,					
	2024		2023		2022	
Other income	$	270	$	155	$	—
Equity in net loss of subsidiary	$	(59,212)	$	(93,370)	$	(119,638)
Net loss attributable to Paycor HCM, Inc.	$	(58,942)	$	(93,215)	$	(119,638)
Other comprehensive income (loss), net of tax:						
Subsidiaries' other comprehensive income (loss)	$	1,709	$	(1,337)	$	(2,980)
Total other comprehensive income (loss)		1,709		(1,337)		(2,980)
Comprehensive loss attributable to Paycor HCM, Inc.	$	(57,233)	$	(94,552)	$	(122,618)


Paycor HCM, Inc. and Subsidiaries
Parent Company Only
Condensed Statements of Cash Flows
(in thousands)


	Fiscal Year Ended June 30,		
	June 30, 2024	June 30, 2023	June 30, 2022
Operating Activities:			
Net loss attributable to Paycor HCM, Inc.	$ (58,942)	$ (93,215)	$ (119,638)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Equity in net loss of subsidiaries	59,212	93,370	119,638
Net cash provided by operating activities	270	155	—
Investing Activities:			
Net cash provided by investing activities	—	—	—
Financing Activities:			
Proceeds from the issuance of common stock sold in IPO, net of offering costs and underwriting discount	—	—	454,915
Contributions to subsidiaries	(5,031)	(6,081)	(453,102)
Withholding taxes paid related to net share settlements	(2,830)	(2,549)	—
Proceeds from exercise of stock options	—	345	—
Proceeds from employee stock purchase plan	7,861	8,285	3,187
Net cash provided by financing activities	—	—	5,000
Net increase in cash and cash equivalents	270	155	5,000
Cash and cash equivalents-beginning of period	5,155	5,000	—
Cash and cash equivalents-end of period	$ 5,425	$ 5,155	$ 5,000

Description of Business

Paycor HCM, which is controlled by Pride Aggregator L.P., is the indirect principal stockholder of Paycor. Pride Aggregator L.P. is controlled by the Apax Funds.

Paycor HCM was incorporated in Delaware in 2018 and became the ultimate parent of Paycor as a result of the Apax Acquisition. Paycor HCM is a holding company and conducts substantially all of its activities through its subsidiaries and has no operations or significant assets or liabilities other than its investment in its subsidiaries, including Paycor. Accordingly, Paycor HCM is dependent upon distributions from Paycor and other subsidiaries to fund its limited, non-significant activities. However, Paycor's ability to pay dividends or lend to Paycor HCM is limited under the terms of the Credit Agreement. All obligations under the Credit Agreement are guaranteed by Pride Guarantor, Inc. and by Paycor. The Credit Agreement contains covenants limiting Pride Guarantor, Inc.'s and its subsidiaries', including Paycor, ability to, among other things: incur additional indebtedness or other contingent obligations; create liens; make investments, acquisitions, loans and advances; consolidate, merge, liquidate or dissolve; sell, transfer or otherwise dispose of its assets, including capital stock of its subsidiaries; pay dividends on its equity interests or make other payments in respect of capital stock; engage in transactions with affiliates; make payments in respect of subordinated debt; modify organizational documents in a manner that is materially adverse to the lenders under the applicable Credit Agreement; enter into certain agreements with negative pledge clauses. These covenants are subject to certain customary exceptions and qualifications as described in the Credit Agreement. For a discussion of the Credit Agreement, see Note 9 to our Consolidated Financial Statements - "Debt Agreements and Letters of Credit."

Basis of Presentation

These condensed financial statements have been presented on a "parent-only" basis. Under a parent-only presentation, Paycor HCM's investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying consolidated financial statements for the Company.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to a company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

We have established disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information relating to us, including our consolidated subsidiaries, is made known on a timely basis to management and the Board of Directors. No control system, no matter how well designed and operated, can provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), evaluated the design and operating effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2024. Based on this evaluation, the Certifying Officers concluded that, as of June 30, 2024, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control — Integrated Framework (2013 Framework)*. The Company's internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment under the criteria established in *Internal Control — Integrated Framework (2013 Framework)*, issued by the COSO, management has concluded that the Company maintained effective internal control over financial reporting as of June 30, 2024.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2024, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears in Part II, Item 8, of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting during the three months ended June 30, 2024, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Paycor HCM, Inc. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Paycor HCM, Inc. and Subsidiaries' internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Paycor HCM, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of June 30, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes and our report dated August 22, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

 Cincinnati, Ohio
August 22, 2024

Item 9B. Other Information

Insider Trading Arrangements

None of the Company's directors or officers (as defined in Section 16 of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408(a) and (c) of Regulation S-K) during the Company's fiscal quarter ended June 30, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The Company has adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees and other covered persons, and is designed to promote compliance with insider trading laws, rules and regulations and the NASDAQ listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The remaining information required by Part III, Item 10, will be included in our definitive Proxy Statement on Schedule 14A prepared in connection with our 2024 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by Part III, Item 11, will be included in the Proxy Statement and is incorporated herein by reference.

Item 12. Securities Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except as included below regarding equity compensation plan information, the information required by Part III, Item 12, will be included in the Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2024 regarding the Company's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted average exercise price of outstanding options, warrants, and rights (b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	
Equity compensation plans approved by stockholders:				
Omnibus Incentive Plan ("2021 Plan")	6,459,409	$25.24	21,479,743	(3)
Employee Stock Purchase Plan ("ESPP")	—	—	5,710,161	(4)
Equity compensation plans not approved by stockholders	—	—	—	
Total	6,459,409	$25.24	27,189,904	

(1) Includes shares of our common stock ("shares") subject to the following outstanding equity awards:

- 2,675,649 stock options; and
- 3,783,760 restricted stock units

(2) The weighted average exercise price set forth in this column is calculated without regard to restricted stock units, which do not have an exercise price.

(3) This number consists of shares available for issuance as of June 30, 2024 under the 2021 Plan. The number of shares reserved for issuance under the 2021 Plan automatically increases on July 1 of each year in an amount equal to 5% of the total number of shares outstanding on June 30 of the preceding year or a lesser amount as may be determined by our Board of Directors.

(4) This number consists of shares reserved for issuance under the ESPP. The number of shares reserved for issuance under the ESPP automatically increases on January 1 of each year, commencing on January 1, 2022 and continuing through January 1, 2031, in an amount equal to 1% of the total number of shares outstanding on December 31 of the preceding year or a lesser number of shares as may be determined by the Board.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by Part III, Item 13, will be included in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by Part III, Item 14, will be included in the Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) *Consolidated Financial Statements*

        Our Consolidated Financial Statements are set forth in "Item 8 - Financial Statements and Supplementary Data" of this report.

(a)(2) *Financial Statement Schedules*

        All other financial statement schedules have been omitted because they are not applicable, not material or the required information is presented in the financial statements or the notes thereto.

(a)(3) *Exhibits*

3.1	Second Amended and Restated Certificate of Incorporation of Paycor HCM, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)
3.2	Amended and Restated Bylaws of Paycor HCM, Inc., effective July 23, 2021 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)
4.1	Registration Rights Agreement, dated as of December 29, 2020, by and among the Company, the Sponsor Investors and the Preferred Holders (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed on April 26, 2021)
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 2, 2021)
10.1	Credit Agreement, dated as of June 11, 2021, by and between Pride Guarantor, Inc., Paycor, Inc., the lenders party thereto and PNC Bank, National Association, as administrative agent and collateral agent, as amended from time to time (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed on July 12, 2021)
10.2	Director Nomination Agreement, dated as of July 23, 2021, by and among Paycor HCM, Inc. and the other signatories party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)
10.3+	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed on April 26, 2021)
10.4+	Paycor HCM, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021)
10.5+	Paycor HCM, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021)
10.6+	Form of Board of Directors Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)
10.7+	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)
10.8+	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)
10.9+	Paycor HCM, Inc. Executive Severance Plan (as amended) (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024)
10.10+	Paycor HCM, Inc. Executive Change in Control Severance Plan (as amended) (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024)
10.11+	Annual Bonus Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed on April 26, 2021)
10.12	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2021)
10.13	Amendment No. 1 to the Credit Agreement, dated September 3, 2021, by and between Paycor, Inc., Pride Guarantor, Inc., the subsidiaries party thereto, the lenders party thereto and PNC Bank, National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2021)
19.1	Paycor HCM, Inc. Insider Trading Policy
21.1	List of Subsidiaries of Paycor HCM, Inc.
23.1	Consent of Ernst & Young, LLP
31.1	Certification of Principal Executive Officer, Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer, Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chief Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of the Chief Financial Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Paycor HCM, Inc. Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

*   This exhibit is furnished herewith and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paycor HCM, Inc.

Date: August 22, 2024

By: /s/ RAUL VILLAR JR.

Name: Raul Villar Jr.

Title: Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RAUL VILLAR JR. Raul Villar Jr.	Chief Executive Officer and Director (Principal Executive Officer)	August 22, 2024
/s/ ADAM ANTE Adam Ante	Chief Financial Officer (Principal Financial Officer)	August 22, 2024
/s/ SARAH HAINES Sarah Haines	Chief Accounting Officer (Principal Accounting Officer)	August 22, 2024
/s/ WHITNEY BOUCK Whitney Bouck	Director	August 22, 2024
/s/ KATHLEEN BURKE Kathleen Burke	Director	August 22, 2024
/s/ STEVE COLLINS Steve Collins	Director	August 22, 2024
/s/ JONATHAN CORR Jonathan Corr	Director	August 22, 2024
/s/ SCOTT MILLER Scott Miller	Director	August 22, 2024
/s/ JEREMY RISHEL Jeremy Rishel	Director	August 22, 2024
/s/ JASON WRIGHT Jason Wright	Director	August 22, 2024

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4811 Montgomery Road • Cincinnati, OH 45212
855-565-3285 • investors.paycor.com